08043424

ProAssurance®
Corporation

2007 ANNUAL REPORT

PROASSURANCE SELECTED FINANCIAL DATA (IN THOUSANDS)

	2007	2006	2005	2004	2003
Income Statement Highlights[1]					
Gross premiums written[2]	$549,074	$578,983	$572,960	$573,592	$543,323
Total revenues[2]	$706,068	$737,598	$647,950	$607,557	$535,841
Income (loss) from continuing operations, net of tax	$168,186	$126,984	$80,026	$43,043	$15,345
Net income	$168,186	$236,425	$113,457	$72,811	$38,703
Balance Sheet Highlights					
Total investments[2]	$3,629,607	$3,492,098	$2,614,319	$2,145,609	$1,792,323
Total assets, continuing operations	$4,439,836	$4,342,853	$3,341,600	$2,743,295	$2,448,088
Total assets	$4,439,836	$4,342,853	$3,909,379	$3,239,198	$2,879,352
Reserve for losses and loss adjustment expenses[2]	$2,559,707	$2,607,148	$2,224,436	$1,818,636	$1,634,749
Long-term debt[2]	$164,158	$179,177	$167,240	$151,480	$104,789
Total liabilities, continuing operations	$3,184,766	$3,224,306	$2,806,820	$2,333,405	$2,074,560

BOOK VALUE PER SHARE(3)



$19
$21
$25
$34
$39
03
04
05
06
07

STOCKHOLDERS' EQUITY ($ IN MILLIONS)



546
611
765
1,109
1,255
03
04
05
06
07

TOTAL ASSETS ($ IN MILLIONS)



2,879
3,239
3,909
4,343
4,440
03
04
05
06
07

(1) Includes acquired entities since date of acquisition only. PIC Wisconsin was acquired on August 1, 2006. NCRIC Corporation was acquired on August 3, 2005.

(2) Excludes Discontinued Operations.

(3) Total capital per share of common stock outstanding.

ProAssurance® Corporation

TO MY FELLOW SHAREHOLDERS,

The company in which you and I share an investment marked two major milestones as we achieved excellent results in 2007. The first milestone concerns our past; the second marks a point of transition.

Our first milestone was the celebration of the 30th anniversary of the issuance of our first policy. The ensuing three decades have witnessed our disciplined dedication to the protection of our insureds through balance sheet strength, devotion to exceptional customer service, and a shared expectation of shareholder returns. We do not intend to deviate from those ideals as they are all interwoven to create the fabric of a company that seeks the best for its insureds, agents, employees, and investors.

Our second milestone was the retirement of Derrill Crowe as Chief Executive Officer. Dr. Crowe, who remains as non-executive chairman, is rightly revered for his vision and leadership in building a well-capitalized, highly respected organization which enjoys a position of unquestioned leadership in our industry. You, I and every stakeholder owe him a debt of gratitude we can never repay.

Several weeks ago Dr. Crowe and I sat down to reflect on the three decades of challenges met and opportunities seized. That conversation also gave me a chance to outline my vision for your company. The relevant points of that discussion form the basis for our communication with you this year. We want you to understand where we've been, and most importantly, where we're going and how we intend to get there.

On behalf of the industry's most experienced and tested management team and employees, thank you for the confidence you show in us by remaining invested. As your new Chief Executive Officer, I assure you that I come to the office every day working to achieve the best possible results for you in 2008 and the years ahead.

Sincerely,

W. Stancil Starnes
Chief Executive Officer

PROASSURANCE SENIOR OFFICERS

seated l-r: Victor T. Adamo, W. Stancil Starnes, Edward L. Rand, Jr.
standing l-r: Jeffrey P. Lisenby, Darryl K. Thomas, Hayes V. Whiteside, Howard H. Friedman, Frank B. O'Neil, Jeffrey L. Bowlby



"This company has a long and distinguished record. Our approach has proven successful; we intend to build on that success."

– STAN STARNES

THE DOCTORS...WANTED US TO BE FINANCIALLY SOUND AND ALWAYS BE PRESENT. MOST IMPORTANT...WAS THEY WERE TIRED OF SEEING CASES SETTLED THAT DID NOT HAVE MERIT.



A. Derrill Crowe, M.D.
Chairman

THE BEGINNING

Crowe: About 1973...the carrier that brokered almost 90% of the coverage for the doctors [in Alabama] made a decision to get out of the medical malpractice market. We looked for about six months locally and could not find anybody to insure our practice. We went to Europe and still could not find anybody. So a decision was made to form an insurance company, Mutual Assurance.

Doctors put up about $2.5 million at $1,000 a piece, so 2,500 physicians that were participating gave us about $8 million. And we wrote our first policy on April 1, 1977.

The doctors gave us several mandates. Number one, they wanted us to be financially sound and always be present. The second thing...most important...was they were tired of seeing cases settled that did not have merit...settled for nuisance value.

Starnes: I remember it like it was yesterday. The thing that made [it] very different was that those physicians recognized that what we were talking about was far more than money. Because when you charge that a physician has injured or damaged his patient, you strike at the very core of who he is.



Stan Starnes
Chief Executive Officer



TODAY, THAT COMPANY HAS...THE STAYING POWER TO RESPOND TO THE NEEDS OF ITS INSUREDS WHEN THOSE NEEDS ARISE.

And if you settle a case in which he did nothing wrong, then the consequences reverberate throughout the system. And these physicians in 1977 and 1978 were committed to the notion that that was not going to happen any longer.

We pay indemnity dollars today in fewer than 12 percent of the cases that are filed against our insureds. That means in 88 percent of the cases filed against our insureds, and in some states as high as 95 percent of the cases, end with the physician being totally exonerated and completely vindicated. Now, we have to spend millions of dollars to produce those results in terms of attorneys' fees and costs. But in my view, that's what the physician deserves—an option for vindication.

Today, that company has...the staying power to respond to the needs of its insureds when those needs arise. Frankly, it's the most important legacy that that group of Alabama physicians have left for the physicians practicing today; that is, a company that's financially stable and that will provide them a defense which offers them vindication when they deserve vindication.

ON OUR INVESTORS...

Crowe: If we do a good job for our...policyholders, we're going to do a good job for our shareholders. So there's absolutely a common interest here. We're here for the long run. The opportunities are going to become abundant, in my opinion, in the next five to ten years.

Starnes: We want our investors to share our commitment to our policyholders, to our customers. We want our investors to understand that we're in a long-term business...that we think is attractive to long-term investors. And if you look at what Dr. Crowe did over the last thirty years, you will see that it's been a very good place for long-term investors to be. We intend to continue that rich tradition on the part of the company toward its investors.

We also continue to seek opportunities that will enable us to provide the sorts of returns to those investors that they've enjoyed since the company went public in 1991. We're probably not a place for a short-term investor; that's not the nature of this business. But we've had lots of shareholders who have been with us for lots and lots of years. And for those shareholders, this has been an exceptionally good place to be.

One of the things of which I am the proudest is that there's very much an identity of interest between our policyholders and our shareholders. And indeed, many of our policyholders are also our shareholders.

ON OUR AGENTS...

Starnes: The agents who we are privileged to have represent us are, in every sense of the word, our partners. We have to depend on them to tell the ProAssurance story. We respect that relationship, and we will never impose arbitrary burdens on them in terms of quotas and those sorts of things. We want to equip them with everything they need to tell the ProAssurance story, because we think that when that story is told, we will be the preferred source of professional liability protection throughout the United States.

It's a great opportunity for us. It's a great opportunity for our agents. And it's important that we have a partnership with our agents that lets us march down that road in a way that benefits both of us.

ON OUR EMPLOYEES...

Starnes: Our employees are the most important resource our company has. You know, we don't have patents on what we do. We don't have trademarks on what we do. Our assets are our people. And the way we leverage those assets are by having people committed to the whole notion of customer service. We want to ramp that up and every year take it to a higher level than it had the year before. Because that's the only reason we're there, is to provide service to that physician when he needs it.

Our employees must understand, from the top down, that every time we have an encounter with a physician, that's an opportunity to demonstrate how much that physician means to us.



A LEGACY OF SECURITY

Starnes: An insurance policy is simply a piece of paper, and it has no worth until the physician is sued and needs a defense; or, until a judgment is returned against him and it needs to be paid. It may be years after the physician bought this piece of paper before any of these things occur. The only assurance the physician finds in that piece of paper is the financial strength of the company that issued it, that wrote the insurance policy. So it is of extraordinary importance, if the company is going to deliver on its promises to the physician, that the company remains financially strong. The world of insurance is littered with the corpses of companies that did not do that.

Crowe: From the very beginning, we've had a total dedication and orientation around the desires of the physicians. We have maintained that over the years...it's what ProAssurance is—it's a definition of who we are.

Starnes: Dr. Crowe is exactly right. The core of what the company has been is the involvement of physicians. And even today, we do not make any major decisions in any segment of our operations without physician involvement. Everything we do at ProAssurance is informed by physicians; we remain as committed to them as that small group of Alabama physicians were in 1975.

MADE POSSIBLE BY GROWTH

Crowe: The insurance industry is run on ratios, capital to premiums, capital to reserves, etc. Our well-being depends upon our financial rating...so we began to look at the possibility of converting from a mutual company to a stock company, specifically so we could raise additional capital. At the same time, we were also looking nationwide, and we saw several companies beginning to get into a little difficulty. We felt like there was going to be a roll-up in this industry. For those reasons, we decided to demutualize, and in fact, we did in 1991.

Starnes: Looking back on it, it was the correct decision because it gives us the flexibility and the capital we need in order to continue to be there for the physicians we serve.

Because we're a public company with access to capital, we are not as vulnerable to the vagaries of the marketplace as some of the mutual companies have been historically.

ON THE TRANSITION...

Crowe: I've been in the business for thirty years, and I honestly didn't think I'd retire until I was about 75; but things happened. I had a 70th birthday; I was not enjoying it as much as I did when I was a younger man. And I thought that I saw changes coming and I need to find someone who can adapt, who can look at it differently.

I've known Stan for a long time. I've always known that he was the one that should replace me. He's an outstanding thinker. Given the issues ahead of us, I felt like he would be better for this company than I would be.

Starnes: Dr. Crowe first mentioned it to me last April, and I was shocked. I had known him very well since 1978. He and I worked together on almost a daily basis during that entire period; we became very close personal friends. I always figured...he would be the CEO of ProAssurance until he was 80 years old; and second, I figured he would come to my funeral. So it really never occurred to me that I would become the CEO when he decided that it was time for him to step aside.

And notice that I did not say that I would take his place, because nobody will take his place, ever. What he's done with that company over the last thirty years is phenomenal. And it's just now beginning to be appropriately recognized. So while he has retired, and there's been the transition from him to me, as long as I'm there, he will continue to cast a very large shadow.

He's taught the rest of us how it ought to be done when it's time for one to step aside from the role he played. And he's just been extraordinary at it. The transition has been as graceful and elegant as the thirty years he spent with the company.

Starnes: By becoming a public company, ProAssurance has been able, through thirteen mergers and acquisitions, to diversify its geographical base. And those mergers and acquisitions—that geographical diversity—gives us additional safety.

I think the next four or five years are going to be a very exciting and very challenging time. We're in a soft market today [and] soft markets have produced the demise of insurance companies who are not financially strong, so I think you'll continue to see consolidation within the industry. We at ProAssurance are going to be very opportunistic in that regard, attentive to those acquisition opportunities that make sense for us.

My own view is that bigger changes are likely to emerge from the ongoing health care debate in this country. Part of that action may well include changes to the professional liability arena, and those changes could indeed produce extraordinary changes in what we are doing and the way we run our business. We obviously have to be attuned to that. We have to be nimble enough to protect our policyholders, as well as our shareholders, through all those changes.

ENSURING A SOLID FUTURE

Crowe: I've been in the business thirty years, and I've seen a lot of mistakes made. I've seen a company get in trouble because of bad investments and go out of business. I've seen companies get in trouble because of mishandling claims and go out of business. But the most frequent trouble that companies get into comes from their willingness to underwrite anything in their zeal to grow the top line.

I've known Stan for a long time. I've always known that he was the one that should replace me. He's an outstanding thinker. He looks at a situation [and] thinks through the process thoroughly. So I felt like, going forward, he would be better for this company than I would be, to make it short and simple and sweet.

Starnes: It's important to recognize that healthy top line growth is important, and over the long term, it's essential. But I emphasize the word "healthy" top line growth. Healthy top line growth comes from a policy that is fairly priced. But growth can jeopardize your bottom line. So that's why it's very important to analyze top line growth to see whether it's a result of healthy, disciplined pricing or is it the result of irrational pricing. If it's the latter, then you cannot hope to attain any sort of bottom line growth. And indeed, your bottom line growth will be put in jeopardy, and the existence of your company will be put in jeopardy.



We have to be disciplined in terms of the risks that we underwrite. We have to be disciplined in terms of the premium that we charge. It can be intoxicating when you look out there and see all the opportunities to add market share if you'll simply reduce your premiums. But that's a temptation that must be avoided at all costs if you're going to be there for your policyholders just a few years from now. So we need to be very disciplined in terms of maintaining fidelity to those principles that have gotten us to where we are today; we will continue to price our product in order to deliver what our product promises. We're not going to change our business practices just to try to chase the false allure of market share.

The most important thing we can offer to our policyholders is a capital base that will withstand whatever the economy and whatever the vagaries of this industry throw at us. It's that sound capital base which enables us to be there tomorrow for our shareholders. We want to make the appropriate use of that capital. We want to make sure the capital is employed correctly for our shareholders. We have the financial strength and stability to see ourselves through the vagaries of the soft market and to take advantage of the opportunities of the hard market. And we're going to operate our company with discipline, and we're going to operate our company with diversity in a way that will enable us to continue to provide very beneficial returns for our shareholders.

OUR CLAIMS PHILOSOPHY AND THE FUTURE...

Starnes: The claims philosophy of ProAssurance is very straightforward. If the physician did not breach the standard of care or if a physician did not cause any injury or harm to his patient, then we want to defend that case to the full extent that the law allows. If a physician has breached the standard of care, which has caused injury or death to his patient, then we want to settle that case as quickly as we can.

None of us know the changes that are coming in health care. But one change that is certain to come is greater transparency between what a physician does with the professional liability claim and the public's ability to learn the results of that claim. The whole world's going to see what happens to that claim. And the truth of the matter is, when the general public sees that a physician has settled a claim, the feeling is that the physician must have done something wrong. That's only human nature and, in fact, it usually indicates just that.

What we, as a company, have an opportunity to do in this world of greater transparency is extend to others our ability to offer them vindication. We price our product in order to afford the physician that opportunity—in order to enable us to withstand the risk of the trial. Most companies don't do that. Most professional liability insurance companies today, very subtly and very overtly, from the moment the lawsuit comes in the door, attempt to get the physician to settle the lawsuit even when he didn't do anything wrong.

BOARD OF DIRECTORS

DIRECTORS	POSITION	INDEPENDENCE	COMMITTEE(S)
A. Derrill Crowe, M.D.	*Chairman, ProAssurance*	M	1C
W. Stancil Starnes, Esq.	*Chief Executive Officer, ProAssurance*	M	1
Victor T. Adamo, Esq., C.P.C.U.	*President, ProAssurance*	M	1
Lucian Bloodworth	*Chairman, Cain Manufacturing Company, Inc.*	I	2,3,4
Paul R. Butrus	*Senior Advisor, ProAssurance*	M	1
Robert E. Flowers, M.D.	*Retired Physician*	I	1
William J. Listwan, M.D.	*Practicing Physician & Assistant Professor of Internal Medicine*	I	3
John J. McMahon, Jr.	*Chairman, Ligon Industries*	I	3, 4C
Drayton Nabers, Jr., Esq.	*Attorney*	I	
John P. North, Jr., C.P.A.	*Retired Accounting Firm Partner*	I	2C
Ann F. Putallaz, Ph.D.	*Director of Data and Communication Services Munder Capital Management*	I	2
William H. Woodhams, M.D.	*Practicing Physician*	I	4
Wilfred W. Yeargan, M.D.	*Practicing Physician*	I	3

M = Management, Non-Independent
I = Independent

1 = Executive Committee
2 = Audit Committee
3 = Compensation Committee
4 = Nominating and Corporate Governance Committee
C = Chairman

SENIOR OFFICERS

Jeffrey L. Bowlby, A.R.M.	*Chief Marketing Officer & Senior Vice-President, Professional Liability Group*
Howard H. Friedman, A.C.A.S., M.A.A.A.	*Co-President & Chief Underwriting Officer, Professional Liability Group Senior Vice-President, ProAssurance*
Jeffrey P. Lisenby, Esq., C.P.C.U.	*Corporate Secretary, General Counsel & Senior Vice-President, ProAssurance*
James J. Morello, C.P.A.	*Chief Accounting Officer & Treasurer Senior Vice-President, ProAssurance*
Frank B. O'Neil	*Communications Officer & Senior Vice-President, ProAssurance*
Edward L. Rand, Jr., C.P.A.	*Chief Financial Officer & Senior Vice-President, ProAssurance*
Darryl K. Thomas, Esq.	*Co-President & Chief Claims Officer, Professional Liability Group Senior Vice-President, ProAssurance*
Hayes V. Whiteside, M.D.	*Chief Medical Officer & Senior Vice-President, Professional Liability Group*

STOCK PRICE PERFORMANCE

You may use the following information to compare the market value of our Common Stock with other public companies and public companies in the insurance industry. The graph sets forth the cumulative total stockholder return of our stock during the five years ended December 31, 2007, as well as the cumulative total stockholder return of overall stock market index (the Russell 2000) and a peer group index (the SNL Property & Casualty Insurance Index) for the five years ended December 31, 2007. All cumulative return data assumes the reinvestment of dividends.

TOTAL RETURN PERFORMANCE


300
250
200
150
100
50
ProAssurance Corporation
Russell 2000
SNL Property & Casualty Insurance Index
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06
12/31/07

	PERIOD ENDING					
INDEX	12/31/02	12/31/03	12/31/04	12/31/05	12/31/06	12/31/07
ProAssurance Corporation	100.00	153.10	186.24	231.62	237.71	261.52
Russell 2000	100.00	147.25	174.24	182.18	215.64	212.26
SNL Property & Casualty Insurance Index	100.00	123.73	135.62	148.25	172.81	186.59

United States
Securities and Exchange Commission
Washington, D.C. 20549

SEC Mail Processing Section

APR 11 2008

Washington, DC
100

FORM 10-K

(Mark One)

X Annual report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [Fee Required] for the fiscal year ended December 31, 2007, or

__ Transition report pursuant to section 13 or 15(d) of the Securities Exchange Act of 1934 [No Fee Required] for the transition period from ________ to ________.

Commission file number: 001-16533

ProAssurance Corporation
(Exact name of registrant as specified in its charter)

Delaware (State of incorporation or organization)	63-1261433 (I.R.S. Employer Identification No.)
100 Brookwood Place, Birmingham, AL (Address of principal executive offices)	35209 (Zip Code)

(205) 877-4400
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange On Which Registered
Common Stock, par value $0.01 per share	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes X No ___

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ___ No X

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No ___

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [X]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer X Accelerated filer___ Non-accelerated filer___ Smaller reporting company__

(Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes___No X

The aggregate market value of voting stock held by non-affiliates of the registrant at June 30, 2007 was $1,692,091,431.

As of February 15, 2008, the registrant had outstanding approximately 32,203,785 shares of its common stock.

Exhibit Index at page 113

Documents incorporated by reference in this Form 10-K

(i) The definitive proxy statement for the 2008 Annual Meeting of the Stockholders of ProAssurance Corporation (File No. 001-16533) is incorporated by reference into Part III of this report.

(ii) The MAIC Holdings, Inc. Registration Statement on Form S-4 (File No. 33-91508) is incorporated by reference into Part IV of this report.

(iii) The MAIC Holdings, Inc. Definitive Proxy Statement for the 1996 Annual Meeting (File No. 0-19439 is incorporated by reference into Part IV of this report.

(iv) The Professionals Group, Inc. Registration Statement on Form S-4 (File No. 333-3138) is incorporated by reference into Part IV of this report.

(v) The ProAssurance Corporation Registration Statement on Form S-4 (File No. 333-49378) is incorporated by reference into Party IV of this report.

(vi) The ProAssurance Corporation Annual Report on Form 10-K for the year ended December 31, 2001 (Commission File No. 001-16533) is incorporated by reference into Part IV of this report.

(vii) The ProAssurance Corporation Annual Report on the Form 10-K for the year ended December 31, 2002 (File No. 001-16533) is incorporated by reference in Part IV of this report.

(viii) The ProAssurance Corporation Definitive Proxy Statement filed on April 16, 2004 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(ix) The ProAssurance Corporation Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(x) The ProAssurance Corporation Registration Statement of Form S-4 (File No. 333-124156) is incorporated by reference in Part IV of this report.

(xi) The ProAssurance Corporation Current Report on Form 8-K for event occurring on November 4. 2005 (File No. 001-16533) is incorporated by reference into Part IV of this report

(xii) The ProAssurance Corporation Registration Statement of Form S-4 (File No. 333-131874) is incorporated by reference in Part IV of this report.

(xiii) The ProAssurance Corporation Current Report on Form 8-K for event occurring on September 13, 2006 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xiv) The ProAssurance Corporation Current Report on Form 8-K for event occurring on May 12, 2007 (File No. 001-16533) is incorporated by reference into Part IV of this report.

(xv) The ProAssurance Corporation Current Report on Form 8-K for event occurring November 5, 2007 (File No. 001-16533) is incorporated by reference into Part IV of this report.

PART I

ITEM 1. BUSINESS.

General / Corporate Overview

We are a holding company for property and casualty insurance companies focused on professional liability insurance. Our executive offices are located at 100 Brookwood Place, Birmingham, Alabama 35209 and our telephone number is (205) 877-4400. Our stock trades on the New York Stock Exchange under the symbol "PRA." Our website is www.ProAssurance.com.

The Investor Home Page on our website provides many resources for investors seeking to learn more about us. Whenever we file a document or report with the Securities and Exchange Commission (the SEC) on its EDGAR system, we make the document available on our website as soon as reasonably practical. This includes our annual report on Form 10K, our quarterly reports on Form 10Q and our current reports on Form 8K. We show details about stock trading by corporate insiders by providing access to SEC Forms 3, 4 and 5 when they are filed with the SEC. We maintain access to these reports for at least one year after their filing.

In addition to federal filings on our website, we make available the financial statements we file with state regulators, news releases that we issue, and certain investor presentations. We believe these documents provide important additional information about our financial condition and operations.

The Governance section of our website provides copies of the Charters for our Audit Committee, Internal Audit department, Compensation Committee and Nominating/Corporate Governance Committee. In addition you will find our Code of Ethics and Conduct, Corporate Governance Principles, Policy. Regarding Determination of Director Independence and Share Ownership Guidelines for Management and Directors. We also provide the Pre-Approval Policy and Procedures for our Audit Committee and our Policy Regarding Stockholder-Nominated Director Candidates. Printed copies of these documents may be obtained from Frank O'Neil, Senior Vice President, ProAssurance Corporation, either by mail at P.O. Box 590009, Birmingham, Alabama 35259-0009, or by telephone at (205) 877-4400 or (800) 282-6242.

Because the insurance business uses certain terms and phrases that carry special and specific meanings, we urge you to read the Glossary included in this section prior to reading this report.

Caution Regarding Forward-Looking Statements

Any statements in this Form 10K that are not historical facts are specifically identified as forward-looking statements. These statements are based upon our estimates and anticipation of future events and are subject to certain risks and uncertainties that could cause actual results to vary materially from the expected results described in the forward-looking statements. Forward-looking statements are identified by words such as, but not limited to, "anticipate", "believe", "estimate", "expect", "hope", "hopeful", "intend", "may", "optimistic", "preliminary", "potential", "project", "should", "will" and other analogous expressions. There are numerous factors that could cause our actual results to differ materially from those in the forward-looking statements. Thus, sentences and phrases that we use to convey our view of future events and trends are expressly designated as forward-looking statements as are sections of this Form 10K that are identified as giving our outlook on future business.

Forward-looking statements relating to our business include among other things: statements concerning liquidity and capital requirements, return on equity, financial ratios, net income, premiums, losses and loss reserves, premium rates and retention of current business, competition and market conditions, the expansion of product lines, the development or acquisition of business in new geographical areas, the availability of acceptable reinsurance, actions by regulators and rating agencies, court actions, legislative actions, payment or performance of obligations under indebtedness, payment of dividends, and other matters.

These forward-looking statements are subject to significant risks, assumptions and uncertainties, including, among other things, the following factors that could affect the actual outcome of future events:

- general economic conditions, either nationally or in our market area, that are worse than anticipated;
- regulatory, legislative and judicial actions or decisions that adversely affect our business plans or operations;
- inflation, particularly in loss costs trends;
- changes in the interest rate environment;
- performance of financial markets affecting the fair value of our investments or making it difficult to determine the value of our investments;
- changes in laws or government regulations affecting medical professional liability insurance;
- changes to our ratings assigned by rating agencies;
- the effects of changes in the health care delivery system;
- uncertainties inherent in the estimate of loss and loss adjustment expense reserves and reinsurance, and changes in the availability, cost, quality, or collectibility of insurance/reinsurance;
- the results of litigation, including pre-or-post-trial motions, trials and/or appeals we undertake;
- bad faith litigation which may arise from our handling of any particular claim, including failure to settle;
- changes in competition among insurance providers and related pricing weaknesses in our markets;
- loss of independent agents;
- our ability to purchase reinsurance and collect payments from our reinsurers;
- increases in guaranty fund assessments;
- our ability to achieve continued growth through expansion into other states or through acquisitions or business combinations;
- the expected benefits from acquisitions may not be achieved or may be delayed longer than expected due to, among other reasons, business disruption, loss of customers and employees, increased operating costs or inability to achieve cost savings, and assumption of greater than expected liabilities;
- changes in accounting policies and practices that may be adopted by our regulatory agencies and the Financial Accounting Standards Board;
- changes in our organization, compensation and benefit plans; and
- our ability to retain and recruit senior management.

Our results may differ materially from those we expect and discuss in any forward-looking statements. The principal risk factors that may cause these differences are described in "Item 1A, Risk Factors" in this report and other documents we file with the Securities and Exchange Commission, such as our current reports on Form 8-K, and our regular reports on Forms 10-Q and 10-K.

We caution readers not to place undue reliance on any such forward-looking statements, which speak only as of the date made, and advise readers that the factors listed above could affect our financial performance and could cause actual results for future periods to differ materially from any opinions or statements expressed with respect to future periods in any current statements. Except as required by law or regulations, we do not undertake and specifically decline any obligation to publicly release the result of any revisions that may be made to any forward-looking statements to reflect events or circumstances after the date of such statements or to reflect the occurrence of anticipated or unanticipated events.

GLOSSARY OF SELECTED INSURANCE AND RELATED FINANCIAL TERMS

In an effort to help our investors and other interested parties better understand our report, we are providing a Glossary of Selected Insurance Terms. These definitions are taken from recognized industry sources such as A. M. Best and The Insurance Information Institute. This list is intended to be informative and explanatory, but we do not represent that it is a comprehensive glossary.

Accident year: The accounting period in which an insured event becomes a liability of the insurer.

Admitted company; admitted basis: An insurance company licensed and authorized to do business in a particular state. An admitted company doing business in a state is said to operate on "an admitted basis" and is subject to all state insurance laws and regulations pertaining to its operations. (See: Non-admitted company)

Adverse selection: The tendency of those exposed to a higher risk to seek more insurance coverage than those at a lower risk. Insurers react either by charging higher premiums or not insuring at all, as in the case of floods. Adverse selection can be seen as concentrating risk instead of spreading it.

Agent: An individual or firm that represents an insurer under a contractual or employment agreement for the purpose of selling insurance. There are two types of agents: independent agents, who represent one or more insurance companies but are not employed by those companies and are paid on commission, and exclusive or captive agents, who by contract are required to represent or favor only one insurance company and are either salaried or work on commission. Insurance companies that use employee or captive agents are called direct writers. Agents are compensated by the insurance company whose products they sell. By definition, with respect to a given insurer, an agent is not a broker (See: Broker)

Alternative markets: Mechanisms used to fund self-insurance. This includes captives, which are insurers owned by one or more insureds to provide owners with coverage. Risk-retention groups, formed by members of similar professions or businesses to obtain liability insurance, are also a form of self-insurance.

Assets; admitted; non-admitted: Property owned, in this case by an insurance company, including stocks, bonds, and real estate. Because insurance accounting is concerned with solvency and the ability to pay claims, insurance regulators require a conservative valuation of assets, prohibiting insurance companies from listing assets on their balance sheets whose values are uncertain, such as furniture, fixtures, debit balances, and accounts receivable that are more than 90 days past due (these are non-admitted assets). Admitted assets are those assets that can be easily sold in the event of liquidation or borrowed against, and receivables for which payment can be reasonably anticipated.

Bodily injury: Physical harm, sickness, disease or death resulting from any of these.

Broker: An intermediary between a customer and an insurance company. Brokers typically search the market for coverage appropriate to their clients and they usually sell commercial, not personal, insurance. Brokers are compensated by the insureds on whose behalf they are working. With respect to a given insurer, a broker is not an agent. (See: Agent)

Bulk reserves: Reserves for losses that have occurred but have not been reported as well as anticipated changes to losses on reported claims. Bulk reserves are the difference between (i) the sum of case reserves and paid losses and (ii) an actuarially determined estimate of the total losses necessary for the ultimate settlement of all reported and incurred but not reported claims, including amounts already paid. (See: Case Reserves)

Capacity: For an individual insurer, the maximum amount of premium or risk it can underwrite based on its financial condition. The adequacy of an insurer's capital relative to its exposure to loss is an important measure of solvency.

Capital: Stockholders' equity (GAAP) and policyholders' surplus (SAP). Capital adequacy is linked to the riskiness of an insurer's business. (See: Risk-Based Capital, Surplus, Solvency)

Case reserves: Reserves for future losses for reported claims as established by an insurer's claims department.

Casualty insurance: Insurance which is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom. (See: Professional liability insurance, Medical professional liability insurance)

Cede, cedant; ceding company: When a party reinsures its liability with another, it "cedes" business and is referred to as the "cedant" or "ceding company."

Claim: Written or oral demands, as well as civil and administrative proceedings.

Claims-made policy; coverage: A form of insurance that pays claims presented to the insurer during the term of the policy or within a specific term after its expiration. It limits a liability insurers' exposure to unknown future liabilities. Under a claims-made policy, an insured event becomes a liability when the event is first reported to the insurer.

Combined ratio: The sum of the underwriting expense ratio and net loss ratio, determined in accordance with either SAP or GAAP.

Commission: Fee paid to an agent or insurance salesperson as a percentage of the policy premium. The percentage varies widely depending on coverage, the insurer, and the marketing methods.

Consent to settle: Clause provided in some professional liability insurance policies requiring the insurer to receive authority from an insured before settling a claim.

Damages; economic, non-economic and punitive: Monies awarded to a plaintiff or claimant. Economic damages are intended to compensate a plaintiff or claimant for quantifiable past and future losses, such as lost wages and/or medical costs. Non-economic damages are those awarded separately and apart from economic damages, that are intended to compensate the claimant or plaintiff for non-quantifiable losses such as pain and suffering or loss of consortium. Punitive damages are non-economic damages intended to punish the defendant for perceived outrageous conduct.

Direct premiums written: Premiums charged by an insurer for the policies that it underwrites, excluding any premiums that it receives as a reinsurer.

Direct writer(s): Insurance companies that sell directly to the public using exclusive agents or their own employees.

Domestic insurance company: Term used by a state to refer to any company incorporated there.

Excess & surplus lines; surplus lines: Property/casualty insurance coverage that isn't generally available from insurers licensed in the state (See: Admitted company) and must be purchased from a "non-admitted company". Examples include risks of an unusual nature that require greater flexibility in policy terms and conditions than exist in standard forms or where the highest rates allowed by state regulators are considered inadequate by admitted companies. Laws governing surplus lines vary by state.

Excess coverage; excess limits: An insurance policy that provides coverage limits above another policy with similar coverage terms, or above a self-insured amount.

Extended reporting endorsement: Also known as a "tail policy," or "tail coverage." Provides protection for future claims filed after a claims-made policy has lapsed. Typically requires payment of an additional premium, the "tail premium." "Tail coverage" may also be granted if the insured becomes disabled, dies or permanently retired from the covered occupation (i.e., the practice of medicine in medical liability policies.)

Facultative reinsurance: A generic term describing reinsurance where the reinsurer assumes all or a portion of a single risk. Each risk is separately evaluated and each contract is separately negotiated by the reinsurer.

Financial Accounting Standards Board (FASB): An independent board that establishes and communicates standards of financial reporting and reporting in the United States.

Frequency: Number of times a loss occurs per unit of risk or exposure. One of the criteria used in calculating premium rates.

Front, fronting: A procedure in which a primary insurer acts as the insurer of record by issuing a policy, but then passes all or virtually all of the risk to a reinsurer in exchange for a commission. Often, the fronting insurer is licensed to do business in a state or country where the risk is located, but the reinsurer is not. The reinsurer in this scenario is often a captive or an independent insurance company that cannot sell insurance directly in a particular location.

Generally Accepted Accounting Principles; GAAP: A set of widely accepted accounting standards, set primarily by the Financial Accounting Standards Board (FASB), and used to standardize financial accounting of public companies.

Gross premiums written: Total premiums for direct insurance written and assumed reinsurance during a given period. The sum of direct and assumed premiums written.

Guaranty fund; assessment(s): The mechanism by which all 50 states, the District of Columbia and Puerto Rico ensure that solvent insurers fund the payment of claims against insurance companies that fail. The type and amount of claim covered by the fund varies from state to state.

Incurred but not reported (IBNR): Actuarially estimated reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer. Insurance companies regularly adjust reserves for such losses as new information becomes available.

Incurred losses: Losses covered by the insurer within a fixed period, whether or not adjusted or paid during the same period, plus changes in the estimated value of losses from prior periods.

Insolvent; insolvency: Insurer's inability to pay debts. Typically the first sign of problems is inability to pass the financial tests regulators administer as a routine procedure. (See: Risk-based capital)

Investment income: Income generated by the investment of assets. Insurers have two sources of income, underwriting (premiums less claims and expenses) and investment income.

Liability insurance: A line of casualty insurance for amounts a policyholder is legally obligated to pay because of bodily injury or property damage caused to another person. (See: Bodily Injury, Casualty insurance, Professional liability insurance, Medical professional liability insurance)

Limits: The maximum amount payable under an insurance policy for a covered loss.

Long-tail: The long period of time between collecting the premium for insuring a risk and the ultimate payment of losses. This allows insurance companies to invest the premiums until losses are paid, thus producing a higher level of invested assets and investment income as compared to other lines of property and casualty business. Medical professional liability is considered a long tail line of insurance. (See: Medical professional liability, Professional liability)

Loss adjustment expenses (LAE): The expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs.

Loss costs: The portion of an insurance rate used to cover claims and the costs of adjusting claims. Insurance companies typically determine their rates by estimating their future loss costs and adding a provision for expenses, profit, and contingencies.

Loss ratio: The ratio of incurred losses and loss-adjustment expenses to net premiums earned. This ratio helps measure the company's underlying profitability, or loss experience, on its total book of business.

Loss reserves: Liabilities established by insurers to reflect the estimated cost of claims payments and the related expenses that the insurer will ultimately be required to pay in respect of insurance or reinsurance it has written. They represent a liability on the insurer's balance sheet.

Medical malpractice: An act or omission by a health care provider that falls below a recognized standard of care. (See: Standard of Care)

Medical professional liability insurance: Insurance for the legal liability of an insured (and against loss, damage or expense incidental to a claim of such liability) arising out of death, injury or disablement of a person as the result of negligent deviation from the standard of care or other misconduct in rendering professional service.

National Association of Insurance Commissioners: Generally referred to as the "NAIC." The organization of insurance regulators from the 50 states, the District of Columbia and the four U.S. territories. The NAIC provides a forum for the development of uniform policy when uniformity is appropriate.

Net losses: Incurred losses and loss adjustment expenses for the period, net of anticipated reinsurance recoveries for the period.

Net loss ratio: The net loss ratio measures the ratio of net losses and loss adjustment expenses to net earned premiums determined in accordance with SAP or GAAP.

Net paid losses: Paid losses and loss adjustment expenses for the period, net of related reinsurance recoveries.

Net premium earned: The portion of net premium that is recognized for accounting purposes as income during a particular period. Equal to net premiums written plus the change in net unearned premiums during the period.

Net premiums written: Gross premiums written for a given period less premiums ceded to reinsurers during such period.

Non-admitted company; basis: Insurers licensed in some states, but not others. States where an insurer is not licensed call that insurer "non-admitted." Non-admitted companies sell coverage that is unavailable from licensed insurers within a state and are generally exempt from most state laws and regulations related to rates and coverages. Policyholders of such companies generally do not have the same degree of consumer protection and financial recourse as policyholders of admitted companies. Non-admitted companies are said to operate on a "non-admitted" basis.

Nose coverage: See: Prior acts coverage.

Occurrence policy; coverage: Insurance that pays claims arising out of incidents that occur during the policy term, even if they are filed many years later. Under an occurrence policy the insured event becomes a liability when the event takes place.

Operating ratio: The operating ratio is the combined ratio, less the ratio of investment income (exclusive of realized gains and losses) to net earned premiums, if determined in accordance with GAAP. While the combined ratio strictly measures underwriting profitability, the operating ratio incorporates the effect of investment income.

Paid loss ratio: The ratio of net paid losses to net premiums earned. (See Loss ratio)

Paid to incurred ratio: The ratio of net paid losses to net incurred losses.

Policy: A written contract for insurance between an insurance company and policyholder stating details of coverage.

Premium: The price of an insurance policy; typically charged annually or semiannually.

Premiums written: The total premiums on all policies written by an insurer during a specified period of time, regardless of what portions have been earned.

Premium tax: A state tax on premiums for policies issued in the state, paid by insurers.

Primary company: In a reinsurance transaction, the insurance company that is reinsured.

Prior acts coverage: An additional coverage for claims-made policies, optionally made available by an insurer, that covers an insured for claims that occurred, but were not reported prior to the inception date, or retroactive date, of the policy. Sometimes called "Nose Coverage."

Professional liability insurance: Covers professionals for negligence and errors or omissions that cause injury or economic loss to their clients. (See: Casualty insurance, Liability insurance, Medical professional liability insurance)

Property casualty insurance: Covers damage to or loss of policyholders' property and legal liability for damages caused to other people or their property.

Rate: The cost of insurance for a specific unit of exposure, such as for one physician. Rates are based primarily on historical loss experience for similar risks and may be regulated by state insurance offices.

Rating agencies: These agencies assess insurers' financial strength and viability to meet claims obligations. Some of the factors considered include company earnings, capital adequacy, operating leverage, liquidity, investment performance, reinsurance programs, and management ability, integrity and experience. A high financial rating is not the same as a high consumer satisfaction rating.

Reinsurance: Insurance bought by insurance companies. In a reinsurance contract the reinsurer agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurers don't pay policyholder claims. Instead, they reimburse insurers for claims paid.

Reinsured layer; retained layer: The retained layer is the cumulative portion of each loss, on a per-claim basis, which is less than an insurer's reinsurance retention for a given coverage year. Likewise, the reinsured layer is the cumulative portion of each loss that exceeds the reinsurance retention. (See: Reinsurance, Retention)

Reserves: A company's best estimate of what it will pay at some point in the future, for claims for which it is currently responsible.

Retention: The amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit, if any, are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a dollar amount of loss, a loss ratio or a percentage.

Retroactive date: Applicable only to claims-made policies. Claims that have occurred and have not been reported prior to this date are excluded from coverage. The retroactive date is generally the date coverage was first afforded to an insured by a company under a claims-made policy form, unless extended into the past by Prior Acts Coverage. (See: Prior Acts Coverage)

Return on equity: Net Income (or if applicable, Income from Continuing Operations) divided by the average of beginning and ending stockholders' equity. This ratio measures a company's overall after-tax profitability from underwriting and investment activity and shows how efficiently invested capital is being used.

Risk-Based Capital (RBC): A regulatory measure of the amount of capital required for an insurance company, based upon the volume and inherent riskiness of the insurance sold, the composition of its investment portfolio and other financial risk factors. Higher-risk types of insurance, liability as opposed to property business, generally necessitate higher levels of capital. The NAIC's RBC model law stipulates four levels of regulatory action with the degree of regulatory intervention increasing as the level of surplus falls below a minimum amount as determined under the model law. (See: National Association of Insurance Commissioners)

Risk management: Management of the varied risks to which a business firm or association might be subject. It includes analyzing all exposures to gauge the likelihood of loss and choosing options to better manage or minimize loss. These options typically include reducing and eliminating the risk with safety measures, buying insurance, and self-insurance.

Self-insurance: The concept of assuming a financial risk oneself, instead of paying an insurance company to take it on. Every policyholder is a self-insurer in terms of paying a deductible and co-payments. Larger policyholders often self-insure frequent or predictable losses to avoid insurance overhead expenses.

Severity: The average claim cost, statistically determined by dividing dollars of losses by the number of claims.

Solvent; solvency: Insurance companies' ability to pay the claims of policyholders. Regulations to promote solvency include minimum capital and surplus requirements, statutory accounting conventions, limits to insurance company investment and corporate activities, financial ratio tests, and financial data disclosure.

Standard of care: The standard by which negligence is determined. The degree of skill associated with the activities and treatment from a reasonable, prudent, ordinary practitioner acting under the same or similar circumstances.

Statement of Financial Accounting Standards (SFAS): A formal document issued by the Financial Accounting Standards Board (FASB), which details accounting standards and guidance on selected accounting policies set out by the FASB.

Statutory Accounting Principles; SAP: More conservative standards than under GAAP accounting rules, they are imposed by state laws that emphasize the present solvency of insurance companies. SAP helps ensure that the company will have sufficient funds readily available to meet all anticipated insurance obligations by recognizing liabilities earlier or at a higher value than GAAP and assets later or at a lower value. For example, SAP requires that selling expenses be recorded immediately rather than amortized over the life of the policy. (See: Generally Accepted Accounting Principles, Admitted assets)

Surplus; statutory surplus: The excess of assets over total liabilities (including loss reserves) that protects policyholders in case of unexpectedly high claims. "Statutory Surplus" is determined in accordance with Statutory Accounting Principles.

Tail: The period of time that elapses between the occurrence of the loss event and the payment in respect thereof.

Tail coverage: See: Extended Reporting Endorsement

Third-party coverage: Liability coverage purchased by the policyholder as a protection against possible lawsuits filed by a third party. The insured and the insurer are the first and second parties to the insurance contract.

Tort: A civil wrong which may result in damages.

Treaty reinsurance: The reinsurance of a specified type or category of risks defined in a reinsurance agreement (a "treaty") between a primary insurer and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer and the reinsurer is obligated to accept a specified portion of all such type or category of risks originally written by the primary insurer or reinsured.

Underwriting: The insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums.

Underwriting expense ratio: Under GAAP, the ratio of underwriting, acquisition and other insurance expenses incurred to net premiums earned (for SAP, the ratio of underwriting expenses incurred to net premiums written.)

Underwriting expenses: The aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations.

Underwriting income; loss: The insurer's profit on the insurance sales after all expenses and losses have been paid, before investment income or income taxes. When premiums aren't sufficient to cover claims and expenses, the result is an "underwriting loss."

Underwriting profit: The amount by which net earned premiums exceed claims and expenses. (See: Underwriting Income)

Unearned premium: The portion of premium that represents the consideration for the assumption of risk for a future period. Such premium is not yet earned since the risk has not yet been assumed. May also be defined as the pro-rata portion of written premiums that would be returned to policyholders if all policies were terminated by the insurer on a given date.

Business Overview

We operate in a single business segment principally in the Mid-Atlantic, Midwest and Southern United States. We sell professional liability insurance primarily to physicians, dentists, other healthcare providers and healthcare facilities. We also have a small book of legal professional liability business in the Midwest.

Our top five states represented 55% of our gross premiums written for the year ended December 31, 2007. The following table shows our gross premiums written in these states for each of the periods indicated.

Gross Written Premiums–Years Ended December 31
($ in thousands)

	2007		2006[2]		2005[2]	
Alabama	**$ 95,641**	**17%**	**$ 102,998**	**18%**	$ 111,462	19%
Ohio	**89,607**	**16%**	**106,267**	**18%**	131,102	23%
Florida	**41,291**	**8%**	**53,469**	**9%**	61,341	11%
Michigan	**41,092**	**7%**	**43,757**	**8%**	46,741	8%
Wisconsin[1]	**40,680**	**7%**	**10,702**	**2%**	52	–
All other states	**240,763**	**45%**	**261,790**	**45%**	222,262	39%
Total	**$ 549,074**	**100%**	**$ 578,983**	**100%**	$ 572,960	100%

(1) Not a top five state in 2006 and 2005

(2) Indiana was included in the top five states in 2006 and 2005 (gross premiums written of $40,335 and $41,129, respectively)

We believe we differentiate ourselves from our competitors in several ways. Our financial strength, commitment to a local market presence and personal service, and commitment to our physician heritage have allowed us to establish what we believe to be a leading position in our markets, thus enabling us to effectively compete on a basis other than just price.

We maintain 15 local claims and/or underwriting offices to ensure that we have a local presence in the markets we serve. We believe this emphasis on local knowledge allows us to maintain active relationships with our customers and be more responsive to their needs.

We believe our local knowledge also allows us to be more effective in evaluating claims because we have a detailed understanding of the medical and legal climates of each market. We also believe our insureds value our willingness and ability to defend non-meritorious claims.

Using our local knowledge and our experienced underwriting staff, we rigorously underwrite each application for coverage to ensure that we understand the risks we accept, and are able to develop an adequate price for that risk. By charging rates we believe to be adequate, we seek to maintain the strong financial position that allows us to protect our customers in the long-term.

Corporate Organization and History

We were incorporated in Delaware in June 2001. Our core operating subsidiaries are The Medical Assurance Company, Inc., ProNational Insurance Company, NCRIC, Inc., Physicians Insurance Company of Wisconsin, Inc., and Red Mountain Casualty Insurance Company, Inc. We also write a limited amount of medical professional liability insurance through Woodbrook Casualty Insurance, Inc. (formerly Medical Assurance of West Virginia, Inc.), which we consider to be a non-core operating subsidiary.

We are the successor to twelve insurance organizations and much of our growth has come through mergers and acquisitions. In each, we retained key personnel, allowing us to maintain a local presence and preserve important institutional knowledge in underwriting, claims, risk management and marketing. We believe that our ability to utilize this local knowledge is a critical factor in the operation of our companies. Our successful integration of each organization demonstrates our ability to grow effectively through acquisitions.

Our predecessor company, Medical Assurance, Inc. (Medical Assurance) was founded by physicians as a mutual company in Alabama and wrote its first policy in 1977. Medical Assurance demutualized and became a public company in 1991. Medical Assurance expanded through internal growth and the acquisition of professional liability insurance companies with strong regional identities in West Virginia, Indiana and Missouri, along with books of business in Ohio and Missouri.

Professionals Group, Inc. which was combined with Medical Assurance to form ProAssurance, traces its roots to the Brown-McNeeley Fund, which was founded by the State of Michigan in 1975 to provide medical professional liability insurance to physicians. Physicians Insurance Company of Michigan, which ultimately became ProNational Insurance Company, was founded in 1980 to assume the business of the Fund. That company also expanded through internal growth and the acquisition of a book of business in Illinois and the acquisition of professional liability insurers in Florida and Indiana.

Recent Developments

In early July 2003 we received $104.6 million from the issuance of 3.9% Convertible Debentures, due June 2023, having a face value of $107.6 million. We utilized a substantial portion of the net proceeds from the sale of the Convertible Debentures to repay an outstanding term loan. We used the balance of the net proceeds from the sale of the Convertible Debentures for general corporate purposes, including contributions to the capital of our insurance subsidiaries to support the growth in insurance operations.

In April and May 2004, we received net proceeds of $44.9 million from the issuance of $46.4 million of trust preferred securities. These trust preferred securities have a 30-year maturity and are callable at par in December 2009. The interest rate on these securities adjusts quarterly to the 3-month London Interbank Offered Rate (LIBOR) plus 385 basis points. We used the balance of the net proceeds from the sale of the trust preferred securities for general corporate purposes, including contributions to the capital of our insurance subsidiaries to support the growth in insurance operations. See Note 10 to the Consolidated Financial Statements for more information regarding the Convertible Debentures and the trust preferred securities.

On January 4, 2006 we sold our personal lines operations (the MEEMIC companies), effective January 1, 2006, for $400 million before taxes and transaction expenses. We recognized a gain on the sale in the first quarter of 2006 of $109.4 million after consideration of sales expenses and estimated taxes. Sale proceeds are available to support the capital requirements of our professional liability insurance subsidiaries and other general corporate purposes. Additional information regarding the sale of the MEEMIC companies is provided in Note 3 to the Consolidated Financial Statements.

On August 3, 2005 we acquired all of the outstanding common stock of NCRIC Corporation and its subsidiaries (NCRIC) in an all stock merger. NCRIC's primary business is a single insurance company that provides medical professional liability insurance in the District of Columbia, Delaware, Maryland, Virginia and West Virginia.

Effective August 1, 2006 we completed our acquisition of Physicians Insurance Company of Wisconsin, Inc. (PIC Wisconsin) in an all stock merger. PIC Wisconsin is a stock insurance company that sells professional liability insurance to physicians, groups of physicians, dentists, and hospitals principally in the state of Wisconsin as well as other Midwestern states.

These acquisitions strategically expanded our geographic footprint and were in keeping with our desire to expand our professional liability operations through selective acquisitions. A more detailed description of the merger transactions is included in Note 2 to the Consolidated Financial Statements included herein.

Effective July 1, 2007 A. Derrill Crowe, M.D. retired as Chief Executive Officer (CEO), and remains as non-executive Chairman of our Board. The Board of Directors elected W. Stancil Starnes to succeed Dr. Crowe as CEO. Mr. Starnes formerly served as President, Corporate Planning and Administration, of Brasfield & Gorrie, LLC, a large commercial construction firm. Prior to October 2006, Mr. Starnes served as the Senior and Managing Partner of Starnes & Atchison, LLP, Attorneys at Law, and was extensively involved with ProAssurance and its predecessor companies in the defense of its medical liability claims.

In April 2007 our Board of Directors authorized $150 million to be used for the repurchase of our common stock and debt securities. On December 4, 2007 we redeemed in cash the outstanding debentures of NCRIC using $15.5 million of our outstanding authorization. These securities became our obligation when we acquired NCRIC. As of January 31, 2008 we have also used $67.1 million of that authorization to repurchase 1.2 million shares of our stock.

Products and Services

We sell professional liability insurance primarily to physicians, dentists, other healthcare providers and healthcare facilities. We also have a small book of legal professional liability business in the Midwest. We generate the majority of our premiums from individual and small group practices, but also insure large physician groups as well as hospitals. While most of our business is written in the standard market, we also offer medical professional liability insurance on an excess and surplus lines basis. We also offer professional office package and workers' compensation insurance products in connection with our medical professional liability products. We are licensed to do business in every state but Connecticut, Maine, New Hampshire, New York and Vermont.

Marketing

We utilize both direct marketing and independent agents to write our business. For the year ended December 31, 2007, we estimate that approximately 69% of our gross premiums written were produced through independent insurance agencies. These local agencies usually have producers who specialize in professional liability insurance and who we believe are able to convey the factors that differentiate our professional liability insurance products. No single agent or agency accounts for more than 10% of our total direct premiums written.

Our marketing is primarily directed to individual physicians, and those in smaller groups. We generally do not target large physician groups or facilities because of the difficulty in underwriting the individual risks within those groups and because their purchasing decisions are more focused on price. Our marketing emphasizes:

- excellent claims service,
- the sponsorship of risk management education seminars as an accredited provider of continuing medical education,
- risk management consultation, loss prevention seminars and other educational programs,
- legislative oversight and active support of proposed legislation we believe will have a positive effect on liability issues affecting the healthcare industry,
- the dissemination of newsletters and other printed material with information of interest to the healthcare industry, and
- endorsements by,. and attendance at meetings of medical societies and related organizations.

These communications and services demonstrate our understanding of the insurance needs of the healthcare industry and promote a commonality of interest among us and our insureds. We believe that a local presence in our markets enables us to effectively provide these communications and services, all of which have helped us gain exposure among potential insureds.

Underwriting

Our underwriting process is driven by individual risk selection rather than by the size or other attributes of an account. Our pricing decisions are focused on achieving rate adequacy. We assess the quality and pricing of the risk, emphasizing loss history, practice specialty and location in making our underwriting decision. Our underwriters work closely with our local claims departments. This includes consulting with staff about claims histories and patterns of practice in a particular locale as well as monitoring claims activity.

Our underwriting focuses on knowledge of local market conditions and legal environments through our six regional underwriting offices located in Alabama, Indiana, Missouri, Michigan, the District of Columbia, and Wisconsin.

Our underwriters work with our field marketing force to identify business that meets our established underwriting standards and to develop specific strategies to write the desired business. In performing this assessment, our underwriters may also consult with internal actuaries regarding loss trends and pricing and utilize loss-rating models to assess the projected underwriting results of certain insured risks.

Our underwriters are also assisted by our local medical advisory committees that operate in our key states. These committees are comprised of local physicians, dentists and representatives of hospitals and healthcare entities and help us maintain close ties to the medical communities in these states, provide information on the practice of medicine in each state and provide guidance on critical underwriting issues.

Claims Management

We have 15 claims offices located in Alabama (2), Delaware, Florida (2), Illinois, Indiana, Kentucky, Michigan, Missouri, Ohio (2), Virginia, the District of Columbia, and Wisconsin so that we can provide localized and timely attention to claims. We offer our insureds a strong defense of claims that we believe are non-meritorious or those we believe cannot be settled by reasonable, good faith negotiations. Many of these claims are resolved by jury verdict, and we engage experienced trial attorneys in each venue to handle the litigation in defense of our policyholders.

Our claims department promptly and thoroughly investigates the circumstances surrounding a reported claim against an insured. As we investigate, our claims department establishes the appropriate case reserves for each claim. Thereafter, we monitor development of new information about the claim and adjust the case reserve as appropriate.

Through our investigation, and in consultation with the insured and appropriate experts, we evaluate the merit of the claim and either seek reasonable good faith settlement or aggressively defend the claim. If the claim is defended, our claims department carefully manages the case, including selecting defense attorneys who specialize in professional liability defense and obtaining medical, legal and/or other expert professionals to assist in the analysis and defense of the claim. As part of the evaluation and preparation process for medical professional liability claims, we meet regularly with medical advisory committees in our key states to examine claims, attempt to identify potentially troubling practice patterns and make recommendations to our staff.

We believe that our claims philosophy contributes to lower overall loss costs and results in greater customer loyalty. The success of this claims philosophy is based on our access to attorneys who have significant experience in the defense of professional liability claims and who are able to defend claims in an aggressive, cost-efficient manner.

Investments

The majority of our assets are held in the operating insurance companies. We oversee our investments to ensure that we apply a consistent management strategy to the entire portfolio.

Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity, duration and portfolio diversification. The portfolio is generally managed by professional third party asset managers whose results we monitor and evaluate. The asset managers typically have the authority to make investment decisions within the asset class they are responsible for managing, subject to our investment policy and oversight. See Note 4 to the Consolidated Financial Statements for more detail on our investments.

Rating Agencies

Our claims-paying ability and financial strength are regularly evaluated and rated by two major rating agencies, A. M. Best and Fitch. In developing their claims-paying ratings, these agencies evaluate an insurer's ability to meet its obligations to policyholders. While these ratings may be of interest to shareholders, these are not ratings of securities nor a recommendation to buy, hold or sell any security.

The following table presents the ratings of our group and our core subsidiaries as of February 28, 2008:

Rating Agency	ProAssurance Group	Medical Assurance	NCRIC	PIC Wisconsin	ProNational	Red Mountain Casualty	Woodbrook Casualty
	Company / Rating						
Fitch (www.fitchratings.com)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)
A. M. Best (www.ambest.com)	A- (Excellent)	A- (Excellent)	B++ (Good)	A- (Excellent)	A- (Excellent)	A- (Excellent)	B (Fair)

The rating process is dynamic and ratings can change. If you are seeking updated information about our ratings, please visit the rating agency websites listed in the table.

Competition

Competition depends on a number of factors including pricing, size, name recognition, service quality, market commitment, market conditions, breadth and flexibility of coverage, method of sale, financial stability, ratings assigned by rating agencies and regulatory conditions. Many of these factors, such as market conditions and regulatory conditions are beyond our control. However, for those factors within our control, such as service quality, market commitment, financial strength and stability, we believe we have competitive strengths that make us a viable competitor in those states where we are currently writing insurance.

We believe that we have a competitive advantage due to our financial stability, local market presence, service quality, size, geographic scope and name recognition, as well as our heritage as a policyholder-founded company with a long-term commitment to the professional liability insurance industry. We have achieved these advantages through our balance sheet strength, claims defense expertise, strong ratings and ability to deliver a high level of service to our insureds and agents. We believe that these competitive strengths make us a viable competitor in the states where we are currently writing insurance.

We compete with many insurance companies and alternative insurance mechanisms such as risk retention groups or self-insuring entities. Many of our competitors concentrate on a single state and have an extensive knowledge of the local markets. We also compete with several large national insurers whose financial strength and resources may be greater than ours. The following table shows the top five companies that we believe are our direct competitors, based on 2006 Direct Written Premiums (latest NAIC data available) in our business footprint.

Competitors
Medical Protective (Berkshire Hathaway)
ISMIE Mutual Group
MAG Mutual Group
State Volunteer Mutual Ins Co.
Health Care Indemnity Inc.

Improvements in loss cost trends have allowed us to reduce rates in certain markets and offer targeted new business and renewal retention programs in selected markets. While both actions improve policyholder retention, they decrease our average premiums. While we reflect loss cost trends in our pricing, we have chosen not to aggressively compete on price alone, and we have not compromised our commitment to strict underwriting.

In spite of these reductions we have lost some insureds due to aggressive price-based competition which we face in virtually all of our markets. This competition comes mostly from established insurers that are willing to write coverage at rates that we believe do not meet our long-term profitability goals. We believe many competitors are also employing less-stringent underwriting standards than they have in the past and they appear to be offering more liberal coverage options.

We have also lost insureds as some physicians and hospitals have entered into alternative risk transfer mechanisms. Historically, these alternatives have been less attractive when prices soften in the traditional insurance markets.

If competitors become less disciplined in their pricing, or more permissive in their coverage terms, we would expect to lose additional business because our ongoing commitment to adequate rates and strong underwriting standards affects our willingness to write new business and to renew existing business in the face of this price-based competition. The combined effects of lower rates and the challenges of writing new business are expected to cause our gross written premiums to continue to decline in 2008.

Insurance Regulatory Matters

We are subject to regulation under the insurance and insurance holding company statutes of various jurisdictions including the domiciliary states of our insurance subsidiaries and other states in which our insurance subsidiaries do business. Our operating insurance subsidiaries are domiciled in Alabama, Michigan, the District of Columbia, and Wisconsin.

Insurance companies are also affected by a variety of state and federal legislative and regulatory measures and judicial decisions. These could include new or updated definitions of risk exposure and limitations on business practices. In addition, individual state insurance departments may prevent premium rates for some classes of insureds from reflecting the level of risk assumed by the insurer for those classes.

There is currently limited federal regulation of the insurance business, but each state has a comprehensive system for regulating insurers operating in that state. In addition, these insurance regulators periodically examine each insurer's financial condition, adherence to statutory accounting practices, and compliance with insurance department rules and regulations.

Our operating subsidiaries are required to file detailed annual reports with the state insurance regulators in each of the states in which they do business. The laws of the various states establish agencies with broad authority to regulate, among other things, licenses to transact business, premium rates for certain types of coverage, trade practices, agent licensing, policy forms, underwriting and claims practices, reserve adequacy, transactions with affiliates, and insurer solvency. Many states also regulate investment activities on the basis of quality, distribution and other quantitative criteria. States have also enacted legislation regulating insurance holding company systems, including acquisitions, the payment of dividends, the terms of affiliate transactions, and other related matters.

Applicable state insurance laws, rather than federal bankruptcy laws, apply to the liquidation or reorganization of insurance companies.

Insurance Regulation Concerning Change or Acquisition of Control

The insurance regulatory codes in our operating subsidiaries' respective domiciliary states each contain provisions (subject to certain variations) to the effect that the acquisition of "control" of a domestic insurer or of any person that directly or indirectly controls a domestic insurer cannot be consummated without the prior approval of the domiciliary insurance regulator. In general, a presumption of "control" arises from the direct or indirect ownership, control or possession with the power to vote or possession of proxies with respect to 10% (5% in Alabama) or more of the voting securities of a domestic insurer or of a person that controls a domestic insurer. A person seeking to acquire control, directly or indirectly, of a domestic insurance company or of any person controlling a domestic insurance company must generally file an application for approval of the proposed change of control with the relevant insurance regulatory authority.

In addition, certain state insurance laws contain provisions that require pre-acquisition notification to state agencies of a change in control of a non-domestic insurance company admitted in that state. While such pre-acquisition notification statutes do not authorize the state agency to disapprove the change of control, such statutes do authorize certain remedies, including the issuance of a cease and desist order with respect to the non-domestic admitted insurers doing business in the state if certain conditions exist, such as undue market concentration.

Statutory Accounting and Reporting

Insurance companies are required to file detailed quarterly and annual reports with the state insurance regulators in each of the states in which they do business, and their business and accounts are subject to examination by such regulators at any time. The financial information in these reports is prepared in accordance with Statutory Accounting Principles (SAP). Insurance regulators periodically examine each insurer's financial condition, adherence to SAP, and compliance with insurance department rules and regulations.

Regulation of Dividends and Other Payments from Our Operating Subsidiaries

Our operating subsidiaries are subject to various state statutory and regulatory restrictions which limit the amount of dividends or distributions an insurance company may pay to its shareholders without prior regulatory approval. Generally, dividends may be paid only out of earned surplus. In every case, surplus subsequent to the payment of any dividends must be reasonable in relation to an insurance company's outstanding liabilities and must be adequate to meet its financial needs.

State insurance holding company acts generally require domestic insurers to obtain prior approval of extraordinary dividends. Under the insurance holding company acts governing our principal operating subsidiaries except NCRIC and PIC Wisconsin, a dividend is considered to be extraordinary if the combined dividends and distributions to the parent holding company in any 12 month period are more than the greater of either the insurer's net income for the prior fiscal year or 10% of its surplus at the end of the prior fiscal year.

The regulations governing District of Columbia insurers, which have jurisdiction over NCRIC, deems a dividend to be extraordinary if the combined dividends and distributions made in any 12 month period exceeds the lesser of:

- net income less capital gains; or
- 10% surplus at the prior calendar year end.

The regulations governing Wisconsin insurers deems a dividend to be extraordinary if the amount exceeds the lesser of:

- 10% of a company's capital and surplus as of December 31 of the preceding year; or
- the greater of:
    - Statutory net income for the preceding calendar year, minus realized capital gains for that calendar year; or
    - The aggregate of statutory net income for the three previous calendar years minus realized capital gains for those calendar years, minus dividends paid or credited and distributions made within the first two of the preceding three calendar years.

If insurance regulators determine that payment of a dividend or any other payments to an affiliate (such as payments under a tax-sharing agreement or payments for employee or other services) would, because of the financial condition of the paying insurance company or otherwise, be a detriment to such insurance company's policyholders, the regulators may prohibit such payments that would otherwise be permitted.

Risk-Based Capital

In order to enhance the regulation of insurer solvency, the National Association of Insurance Commissioners (NAIC) specifies risk-based capital (RBC) requirements for property and casualty insurance companies. At December 31, 2007, all of ProAssurance's insurance subsidiaries exceeded the minimum RBC levels.

Investment Regulation

Our operating subsidiaries are subject to state laws and regulations that require diversification of investment portfolios and that limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations may cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture. We believe that our operating subsidiaries are in compliance with state investment regulations.

Guaranty Funds

Admitted insurance companies are required to be members of guaranty associations which administer state Guaranty Funds. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Shared Markets

State insurance regulations may force us to participate in mandatory property and casualty shared market mechanisms or pooling arrangements that provide certain insurance coverage to individuals or other entities that are otherwise unable to purchase such coverage in the commercial insurance marketplace. Our operating subsidiaries' participation in such shared markets or pooling mechanisms is not material to our business at this time.

Changes in Legislation and Regulation

In recent years, the insurance industry has been subject to increased scrutiny by regulators and legislators. The NAIC and a number of state legislatures have considered or adopted legislative proposals that alter and, in many cases, increase the authority of state agencies to regulate insurance companies and insurance holding company systems.

Tort reforms generally restrict the ability of a plaintiff to recover damages by, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim, and limiting venue or court selection. A number of states in which we do business have enacted, or are considering, tort reform legislation. Because we cannot predict with any certainty how appellate courts will rule on these laws we do not take them into account in our rate-making assumptions, except in Florida where such credit is required by law.

While the effects of tort reform would appear to be beneficial to our business generally, there can be no assurance that such reforms will be effective or ultimately upheld by the courts in the various states. Further, if tort reforms are effective, the business of providing professional liability insurance may become more attractive, thereby causing an increase in competition.

In addition, the enactment of tort reforms could be accompanied by legislation or regulatory actions that may be detrimental to our business because of expected benefits which may or may not be realized. These expectations could result in regulatory or legislative action limiting the ability of professional liability insurers to raise or maintain rates at adequate levels. Coverage mandates or other expanded insurance requirements could also be imposed. States may also consider state sponsored malpractice insurance entities that could remove some physicians from the private insurance market.

We continue to monitor developments on a state-by-state basis, and make business decisions accordingly. Several of the states in which we operate, notably Georgia, Florida, Illinois, Missouri, Ohio, Texas, and West Virginia, have passed tort reform, but these laws have yet to materially affect our business. In many of these states there are active challenges to tort reform and historically, many tort reform laws have been invalidated in the appeals process.

- In 2007 a Circuit Court in Illinois struck down that state's tort reforms. We anticipate that a final ruling on the constitutionality of the tort reform package will be made by Illinois' Supreme Court sometime in the next 18 months.
- A Circuit Court in Oklahoma struck down that state's tort reforms in January 2008. That ruling will be appealed and we expect a ruling from that state's Supreme Court within 18 months.
- Wisconsin's caps on non-economic damages were ruled unconstitutional in 2005, and in 2006 the legislature enacted a new law that re-established caps on non-economic damages at $750,000.

We believe there will be continuing court challenges in all states in the coming years.

Tort reform proposals are considered from time-to-time at the Federal level. This legislation has had the backing of the Bush administration and passed the House of Representatives in 2007, as in prior legislative sessions, but has never been approved in the Senate. We do not believe there will be Federal tort reform in the foreseeable future. As in the states, passage of a Federal tort reform package would likely be subject to judicial challenge and we cannot be certain that it would be upheld by the courts.

Healthcare reform could alter the healthcare delivery system or reimbursement plans. This could have a material adverse effect on our business if it results in changes in how health care providers insure their medical malpractice risks. A broad range of healthcare reform measures has been suggested, and public discussion of such measures will likely continue in the future, especially during the 2008 presidential campaign. Proposals have included, among others, spending limits, price controls, limiting increases in insurance premiums and/or health savings accounts, limiting the liability of doctors and hospitals for tort claims, imposing liability on institutions rather than physicians, and restructuring the healthcare insurance system. We cannot predict which, when, or if any reform proposals will be adopted or what effect they may have on our business.

In addition to regulatory and legislative efforts, there have been significant market driven changes in the healthcare environment that have negatively affected or threatened to affect the practices and economic independence of our insureds. Medical professionals have found it more difficult to conduct a traditional fee-for-service practice and many have been driven to join or contractually affiliate with larger organizations.

These changes may result in the elimination of, or a significant decrease in, the role of the physician in the medical malpractice insurance purchasing decision. They could also result in greater emphasis on the role of professional managers, who may seek to purchase insurance on a price competitive basis, and who may favor insurance companies that are larger and more highly rated than we are. In addition, such change and consolidation could reduce our medical malpractice premiums as groups of insurance purchasers generally retain more risk or self insure.

In addition there have been prior attempts to involve the federal government in the regulation of the insurance industry at some level. While we do not have any reason to believe this will occur in the near future, we cannot rule out that possibility.

Although the federal government does not regulate the business of insurance directly, federal initiatives, including changes in patient protection legislation and the various health care reforms currently under discussion may affect our business.

Employees

At December 31, 2007, we had 587 employees, none of whom are represented by a labor union. We consider our employee relations to be good.

ITEM 1A. RISK FACTORS.

There are a number of factors, many beyond our control, which may cause results to differ significantly from our expectations. Some of these factors are described below, while others having to do with operational, liquidity, interest rate and other variables, are described elsewhere in this report. Any factor described in this report could by itself, or together with one or more factors, have a negative effect on our business, results of operations and/or financial condition. There may be factors not described in this report that could also cause results to differ from our expectations.

Our operating results may be affected if actual insured losses differ from our loss reserves.

Due to the size of our reserve for loss and loss adjustment expenses, even a small percentage adjustment to the assumptions we make in establishing our reserve can have a material effect on our results of operations for the period in which the change is made. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss by the insured and payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expense. The process of estimating loss reserves is a difficult and complex exercise involving many variables and subjective judgments. As part of the reserving process, we review historical data and consider the impact of various factors such as:

- trends in claim frequency and severity;
- changes in operations;
- emerging economic and social trends;
- inflation; and
- changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate, but not necessarily accurate, basis for predicting future events. There is no precise method for evaluating the impact of any specific factor on the adequacy of reserves, and actual results are likely to differ from original estimates.

Our loss reserves also may be affected by court decisions that expand liability on our policies after they have been issued and priced. In addition, a significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserved amounts. Due to uncertainties inherent in the jury system, the risk of incurring a loss that could have a material adverse affect on reserves increases as the number of cases being litigated to a jury verdict increases.

To the extent loss reserves prove to be inadequate in the future, we would need to increase our loss reserves and incur a charge to earnings in the period the reserves are increased, which could have a material adverse impact on our financial condition and results of operation and the price of our common stock.

If we are unable to maintain a favorable financial strength rating, it may be more difficult for us to write new business or renew our existing business.

Independent rating agencies assess and rate the claims-paying ability of insurers based upon criteria established by the agencies. Periodically the rating agencies evaluate us to confirm that we continue to meet the criteria of previously assigned ratings. The financial strength ratings assigned by rating agencies to insurance companies represent independent opinions of financial strength and ability to meet policyholder obligations and are not directed toward the protection of investors. Ratings by rating agencies are not ratings of securities or recommendations to buy, hold or sell any security.

Our principal operating subsidiaries hold favorable financial strength ratings with A.M. Best and Fitch. Financial strength ratings are used by agents and customers as an important means of assessing the financial strength and quality of insurers. If our financial position deteriorates, we may not maintain our favorable financial strength ratings from the rating agencies. A downgrade or involuntary withdrawal of any such rating could limit or prevent us from writing desirable business.

The following table presents the ratings of our group and our core subsidiaries as of February 28, 2008:

	Company / Rating						
Rating Agency	**ProAssurance Group**	**Medical Assurance**	**NCRIC**	**PIC Wisconsin**	**ProNational**	**Red Mountain Casualty**	**Woodbrook Casualty**
Fitch (www.fitchratings.com)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)	A (Strong)
A. M. Best (www.ambest.com)	A- (Excellent)	A- (Excellent)	B++ (Good)	A- (Excellent)	A- (Excellent)	A- (Excellent)	B (Fair)

The rating process is dynamic and ratings can change. If you are seeking updated information about our ratings, please visit the rating agency websites listed in the table.

We operate in a highly competitive environment.

The property and casualty insurance business is highly competitive. We compete with large national property and casualty insurance companies, locally-based specialty companies, self-insured entities and alternative risk transfer mechanisms (such as captive insurers and risk retention groups) whose activities are directed to limited markets in which they have extensive knowledge. Competitors include companies that have substantially greater financial resources than we do, as well as mutual companies and similar companies not owned by shareholders whose return on equity objectives may be lower than ours.

Competition in the property and casualty insurance business is based on many factors, including premiums charged and other terms and conditions of coverage, services provided, financial ratings assigned by independent rating agencies, claims services, reputation, financial strength and the experience of the insurance company in the line of insurance to be written. Increased competition could adversely affect our ability to attract and retain business at current premium levels and reduce the profits that would otherwise arise from operations.

Our revenues may fluctuate with insurance market conditions.

We derive a significant portion of our insurance premium revenue from medical malpractice risks. Our policy is to charge adequate premiums on risks that meet our underwriting standards. We have lowered our rates where warranted by loss cost improvements, however, some competitors may, or are currently offering, rates that are lower than we consider to be justified. Increased competition in our markets makes it difficult for us to develop new business and may reduce our retention of current business, although our retention has not eroded significantly in the past year. Our competitors may become even less disciplined in their pricing, or more permissive in their terms. We cannot predict whether, when, or how market conditions will change, or the manner in which, or the extent to which, any such changes may have an adverse effect on the results of our operations.

Our investment results will fluctuate as interest rates change.

Our investment portfolio is primarily comprised of interest-earning assets. Thus, prevailing economic conditions, particularly changes in market interest rates, may significantly affect our operating results. Changes in market interest rate levels generally affect our net income to the extent that reinvestment yields are different than the yields on maturing securities. Changes in interest rates also can affect the value of our interest-earning assets, which are principally comprised of fixed and adjustable-rate investment securities. Generally, the values of fixed-rate investment securities fluctuate inversely with changes in interest rates. Interest rate fluctuations could adversely affect our stockholders' equity, income and/or cash flows. Our total investments at December 31, 2007 were $3.6 billion, of which $3.2 billion was invested in fixed maturities. Unrealized pre-tax net investment gains on investments in available-for-sale fixed maturities were approximately $18.4 million at December 31, 2007.

At December 31, 2007, we held equity investments having a fair value of $7.6 million in an available-for-sale portfolio and held additional equity securities having a fair value of $14.2 million in a trading portfolio. The fair value of these securities fluctuates depending upon company specific and general market conditions.

Any decline in the fair value of available-for-sale securities that we determine to be other-than-temporary will reduce our current period net income. Any changes in the fair values of trading securities, whether unrealized/realized gains or losses, will be included in current period net income.

Our investments are subject to prepayment and credit risk.

Our portfolio holds mortgage backed securities which are subject to prepayment risk. A prepayment is the unscheduled return of principal. As rates decline, and the opportunity for mortgage refinancing increases, the length of time we hold our mortgage backed securities may decrease due to prepayments. Prepayments may cause us to reinvest cash flows at lower yields than currently recognized. Conversely, as rates increase, and mortgage refinancing opportunities lessen, the length of time we hold our mortgage backed securities may increase, causing us to not reinvest cash flows at then higher available yields.

Our portfolio holds asset backed securities which consist of securitizations of underlying loans collateralized by homes, autos, credit card receivables, commercial properties, hotels, and multi-family housing. In addition to interest rate fluctuations, asset backed security values are subject to the existence of US Government or Government-Sponsored Enterprise guarantees, the value and cash flows of the underlying collateral, and the security's seniority in the securitization's capital structure. Approximately 29% of our fixed maturities are asset backed securities, all of which are investment grade, (97% AAA, 2% AA, 1% A) as determined by Nationally Recognized Statistical Rating Organizations (NRSROs) (Moody's, Standard & Poor's and Fitch). Ratings published by the NRSROs are one of the tools used to evaluate the credit worthiness of our securities. The ratings are subject to error by the agencies, therefore, we may be subject to additional credit exposure should the rating be misstated.

We have direct exposure to asset backed securitizations that we classify as sub-prime. (See Item 7 for details). We have no exposure to sub-prime loans through collateralized debt obligations (CDOs).

Changes in healthcare could have a material affect on our operations.

Proposals have included, among others, spending limits, price controls, limiting increases in insurance premiums and/or health savings accounts, limiting the liability of doctors and hospitals for tort claims, imposing liability on institutions rather than physicians, and restructuring the healthcare insurance system. We cannot predict which, when, or if any reform proposals will be adopted or what effect they may have on our business.

In addition to regulatory and legislative efforts, there have been significant market driven changes in the healthcare environment that have negatively affected or threatened to affect the practices and economic independence of our insureds. Medical professionals have found it more difficult to conduct a traditional fee-for-service practice and many have been driven to join or contractually affiliate with larger organizations.

These changes may result in the elimination of, or a significant decrease in, the role of the physician in the medical malpractice insurance purchasing decision. They could also result in greater emphasis on the role of professional managers, who may seek to purchase insurance on a price competitive basis, and who may favor insurance companies that are larger and more highly rated than we are. In addition, such change and consolidation could reduce our medical malpractice premiums as groups of insurance purchasers generally retain more risk or self insure.

We are a holding company and are dependent on dividends and other payments from our operating subsidiaries, which are subject to dividend restrictions.

We are a holding company whose principal source of funds is cash dividends and other permitted payments from operating subsidiaries. If our subsidiaries are unable to make payments to us, or are able to pay only limited amounts, we may be unable to make payments on our indebtedness. The payment of dividends by these operating subsidiaries is subject to restrictions set forth in the insurance laws and regulations of their respective states of domicile, as discussed under Item 1, "Insurance Regulatory Matters" on page 17.

Regulatory requirements could have a material effect on our operations.

Our insurance businesses are subject to extensive regulation by state insurance authorities in each state in which they operate. Regulation is intended for the benefit of policyholders rather than shareholders. In addition to the amount of dividends and other payments that can be made to a holding company by insurance subsidiaries, these regulatory authorities have broad administrative and supervisory power relating to:

- licensing requirements;
- trade practices;
- capital and surplus requirements;
- investment practices; and
- rates charged to insurance customers.

These regulations may impede or impose burdensome conditions on rate increases or other actions that we may want to take to enhance our operating results. In addition, we may incur significant costs in the course of complying with regulatory requirements. Most states also regulate insurance holding companies like us in a variety of matters such as acquisitions, changes of control and the terms of affiliated transactions.

Future legislative or regulatory changes may also adversely affect our business operations.

Our claims settlement practices could result in a bad faith claim against us.

We could be sued for allegedly acting in bad faith during our handling of a claim. The damages in actions for bad faith may include amounts owed by the insured in excess of the policy limits as well as consequential and punitive damages. Awards above policy limits are possible whenever a case is taken to trial, and they have been more common in recent years. Historically, we have been successful in resolving actions alleging bad faith on terms that have no material adverse effect on our financial condition and results of operations. These actions have the potential to have a material adverse effect on our financial condition and results of operations.

The unpredictability of court decisions could have a material affect on our operations.

The financial position of our insurance subsidiaries may also be affected by court decisions that expand insurance coverage beyond the intention of the insurer at the time it originally issued an insurance policy. In addition, a significant jury award, or series of awards, against one or more of our insureds could require us to pay large sums of money in excess of our reserve amounts.

The passage of tort reform or other legislation, and the subsequent review of such laws by the courts could have a material impact on our operations.

Tort reforms generally restrict the ability of a plaintiff to recover damages by, among other limitations, eliminating certain claims that may be heard in a court, limiting the amount or types of damages, changing statutes of limitation or the period of time to make a claim, and limiting venue or court selection. A number of states in which we do business have enacted, or are considering, tort reform legislation. Because we cannot predict with any certainty how appellate courts will rule on these laws we do not take them into account in our rate-making assumptions, except in Florida where such credit is required by law.

While the effects of tort reform would appear to be beneficial to our business generally, there can be no assurance that such reforms will be effective or ultimately upheld by the courts in the various states. Further, if tort reforms are effective, the business of providing professional liability insurance may become more attractive, thereby causing an increase in competition.

In addition, the enactment of tort reforms could be accompanied by legislation or regulatory actions that may be detrimental to our business because of expected benefits which may or may not be realized. These expectations could result in regulatory or legislative action limiting the ability of professional liability insurers to raise or maintain rates at adequate levels. Coverage mandates or other expanded insurance requirements could also be imposed. States may also consider state sponsored malpractice insurance entities that could remove some physicians from the private insurance market.

We continue to monitor developments on a state-by-state basis, and make business decisions accordingly.

Our business could be adversely affected by the loss of independent agents.

We depend in part on the services of independent agents in the marketing of our insurance products. We face competition from other insurance companies for the services and allegiance of independent agents. These agents may choose to direct business to competing insurance companies.

If market conditions cause reinsurance to be more costly or unavailable, we may be required to bear increased risks or reduce the level of our underwriting commitments.

As part of our overall risk and capacity management strategy, we purchase reinsurance for significant amounts of risk underwritten by our insurance company subsidiaries. Market conditions beyond our control determine the availability and cost of the reinsurance, which may affect the level of our business and profitability. We may be unable to maintain current reinsurance coverage or to obtain other reinsurance coverage in adequate amounts and at favorable rates. If we are unable to renew our expiring coverage or to obtain new reinsurance coverage, either our net exposure to risk would increase or, if we are unwilling to bear an increase in net risk exposures, we would have to reduce the amount of our underwritten risk.

We cannot guarantee that our reinsurers will pay in a timely fashion, if at all, and, as a result, we could experience losses.

We transfer some of our risks to reinsurance companies in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to us to the extent the risk is transferred, it does not relieve us of our liability to our policyholders. If reinsurers fail to pay us or fail to pay on a timely basis, our financial results would be adversely affected. At December 31, 2007 our reinsurance recoverable on unpaid losses is $327 million and our receivable from reinsurers on paid losses, which is classified as a part of Other Assets, is $40 million.

The guaranty fund assessments that we are required to pay to state guaranty associations may increase and results of operations and financial condition could suffer as a result.

Each state in which we operate has separate insurance guaranty fund laws requiring admitted property and casualty insurance companies doing business within their respective jurisdictions to be members of their guaranty associations. These associations are organized to pay covered claims (as defined and limited by the various guaranty association statutes) under insurance policies issued by insolvent insurance companies. Most guaranty association laws enable the associations to make assessments against member insurers to obtain funds to pay covered claims after a member insurer becomes insolvent. These associations levy assessments (up to prescribed limits) on all member insurers in a particular state on the basis of the proportionate share of the premiums written by member insurers in the covered lines of business in that state. Maximum assessments permitted by law in any one year generally vary between 1% and 2% of annual premiums written by a member in that state, although one notable exception occurred in Florida in 2006, when the state assessed all property casualty insurers a total of 4% of their non-property premiums to offset bankruptcies caused by hurricane claims. Some states permit member insurers to recover assessments paid through surcharges on policyholders or through full or partial premium tax offsets, while other states permit recovery of assessments through the rate filing process.

Net property and casualty guaranty fund assessments incurred by us totaled $553,000 and $2.6 million for 2007 and 2006, respectively. Our policy is to accrue for the insurance insolvencies when notified of assessments. We are not able to reasonably estimate the liabilities of an insolvent insurer or develop a meaningful range of the insolvent insurer's liabilities because of inadequate financial data with respect to the estate of the insolvent company as supplied by the guaranty funds.

Our business could be adversely affected by the loss of one or more key employees.

We are heavily dependent upon our senior management and the loss of services of our senior executives could adversely affect our business. Our success has been, and will continue to be, dependent on our ability to retain the services of existing key employees and to attract and retain additional qualified personnel in the future. The loss of the services of key employees or senior managers, or the inability to identify, hire and retain other highly qualified personnel in the future, could adversely affect the quality and profitability of our business operations.

Our board of directors regularly reviews succession planning relating to our Chief Executive Officer as well as other senior officers. Mr. Starnes, our Chief Executive Officer, has indicated to the board that he has no immediate plans for retirement.

Provisions in our charter documents, Delaware law and state insurance law may impede attempts to replace or remove management or impede a takeover, which could adversely affect the value of our common stock.

Our certificate of incorporation, bylaws and Delaware law contain provisions that may have the effect of inhibiting a non-negotiated merger or other business combination. Additionally, the board of directors may issue preferred stock, which could be used as an anti-takeover device, without a further vote of our stockholders. We currently have no preferred stock outstanding, and no present intention to issue any shares of preferred stock. However, because the rights and preferences of any series of preferred stock may be set by the board of directors in its sole discretion, the rights and preferences of any such preferred stock may be superior to those of our common stock and thus may adversely affect the rights of the holders of common stock.

The voting structure of common stock and other provisions of our certificate of incorporation are intended to encourage a person interested in acquiring us to negotiate with, and to obtain the approval of, the board of directors in connection with a transaction. However, certain of these provisions may discourage our future acquisition, including an acquisition in which stockholders might otherwise receive a premium for their shares. As a result, stockholders who might desire to participate in such a transaction may not have the opportunity to do so.

In addition, state insurance laws provide that no person or entity may directly or indirectly acquire control of an insurance company unless that person or entity has received approval from the insurance regulator. An acquisition of control would be presumed if any person or entity acquires 10% (5% in Alabama) or more of our outstanding common stock, unless the applicable insurance regulator determines otherwise.

These provisions apply even if the offer may be considered beneficial by stockholders.

If a change in management or a change of control is delayed or prevented, the market price of our common stock could decline.

ITEM 1B. UNRESOLVED STAFF COMMENTS.

None.

ITEM 2. PROPERTIES.

We own three office buildings, all of which are unencumbered. In Birmingham, Alabama we own a 156,000 square foot building in which we currently occupy approximately 82,000 square feet with the remaining office space leased to unaffiliated persons or available to be leased. In Okemos, Michigan we own, and fully occupy a 53,000 square foot building and in Madison, Wisconsin we own and fully occupy a 38,000 square foot building.

ITEM 3. LEGAL PROCEEDINGS.

Our insurance subsidiaries are involved in various legal actions, a substantial number of which arise from claims made under insurance policies. While the outcome of all legal actions is not presently determinable, management and its legal counsel are of the opinion that these actions will not have a material adverse effect on our financial position or results of operations. See Note 9 to the Consolidated Financial Statements included herein.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS.

Not applicable.

EXECUTIVE OFFICERS OF PROASSURANCE CORPORATION

The executive officers of ProAssurance Corporation (ProAssurance) serve at the pleasure of the Board of Directors. We have a knowledgeable and experienced management team with established track records in building and managing successful insurance operations. In total, our senior management team has average experience in the insurance industry of 19 years. Following is a brief description of each executive officer of ProAssurance, including their principal occupation and employment during the last five years.

W. Stancil Starnes

Mr. Starnes was appointed as Chief Executive Officer of ProAssurance effective July 2, 2007. Mr. Starnes served as President, Corporate Planning and Administration, of Brasfield & Gorrie, LLC, a large commercial construction firm from October, 2006 to May, 2007. Prior to October 2006, Mr. Starnes served as the Senior and Managing Partner of Starnes & Atchison, LLP, Attorneys at Law, and was extensively involved with ProAssurance and its predecessor companies in the defense of its medical liability claims. (Age 59)

Victor T. Adamo

Mr. Adamo has been the President of ProAssurance since its inception. Mr. Adamo first joined the predecessor of Professionals Group (PICOM Insurance Company) in 1985 as general counsel and was elected CEO in 1987. From 1975 to 1985, Mr. Adamo was in private legal practice and represented the company in corporate legal matters. Mr. Adamo is a Chartered Property Casualty Underwriter. (Age 59)

Howard H. Friedman

Mr. Friedman is a Co-President of our Professional Liability Group, a position he has held since October 2005, and is also our Chief Underwriting Officer. Mr. Friedman has served in a number of positions for ProAssurance, most recently as Chief Financial Officer and Corporate Secretary. He was also the Senior Vice President, Corporate Development of Medical Assurance. Mr. Friedman is an Associate of the Casualty Actuarial Society. (Age 49)

Jeffrey P. Lisenby

Mr. Lisenby was appointed as a Senior Vice President in December 2007 and has served as our Corporate Secretary since January 1, 2006. Mr. Lisenby joined Medical Assurance, the predecessor to ProAssurance, in 2001 and has served as Vice President and head of the corporate Legal Department since the creation of ProAssurance. Prior to joining Medical Assurance, he was in private practice in Birmingham, Alabama and served as a judicial clerk for the United States District Court for the Northern District of Alabama. Mr. Lisenby is a member of the Alabama State Bar and the United States Supreme Court Bar and is a Chartered Property Casualty Underwriter. (Age 39)

James J. Morello

Mr. Morello was appointed as a Senior Vice President, Chief Accounting Officer and Treasurer in June 2001. Mr. Morello has been Senior Vice President and Treasurer for Medical Assurance since its formation in 1995. Mr. Morello has been employed as Treasurer and the Chief Financial Officer of Medical Assurance Company, Inc. since 1984. Mr. Morello is a Certified Public Accountant. We announced on December 5, 2007 that Mr. Morello had informed us of his plans to resign from his executive position on June 30, 2008. (Age 59)

Frank B. O'Neil

Mr. O'Neil was appointed as our Senior Vice President of Corporate Communications and Investor Relations in September 2001. Mr. O'Neil has been Senior Vice President of Corporate Communications for Medical Assurance since 1997 and employed by Medical Assurance Company and its subsidiaries since 1987. (Age 54)

Edward L. Rand, Jr.

Mr. Rand was appointed Chief Financial Officer on April 1, 2005, having joined ProAssurance as our Senior Vice President of Finance in November 2004. Prior to joining ProAssurance Mr. Rand was the Chief Accounting Officer and Head of Corporate Finance for PartnerRe Ltd. Prior to that time Mr. Rand served as the Chief Financial Officer of Atlantic American Corporation. Mr. Rand is a Certified Public Accountant. (Age 41)

Darryl K. Thomas

Mr. Thomas is a Co-President of our Professional Liability Group, a position he has held since October 2005, and serves as our Chief Claims Officer. Prior to the formation of ProAssurance, Mr. Thomas was Senior Vice President of Claims for ProNational Insurance Company, one of ProAssurance's predecessor companies. Prior to joining ProNational Insurance Company in 1995, Mr. Thomas was Executive Vice President of a national third-party administrator of professional liability claims. Mr. Thomas was also Vice President and Litigation Counsel for the Kentucky Hospital Association. (Age 50)

We have adopted a code of ethics that applies to our directors and executive officers, including our principal executive officers, principal financial officer, and principal accounting officer. We also have share ownership guidelines in place to ensure that management maintains a significant portion of their personal investments in the stock of ProAssurance. See Item 1 for information regarding the availability of the Code of Ethics and the Share ownership Guidelines.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

At February 15, 2008, ProAssurance Corporation (PRA) had 3,903 stockholders of record and 32,203,785 shares of common stock outstanding. ProAssurance's common stock currently trades on The New York Stock Exchange (NYSE) under the symbol "PRA".

	2007		2006	
Quarter	High	Low	High	Low
First	**$ 52.83**	**$ 48.67**	$ 53.08	$ 48.95
Second	**57.30**	**51.00**	51.22	45.96
Third	**56.17**	**48.69**	51.69	46.18
Fourth	**57.19**	**50.46**	52.11	47.84

ProAssurance has not paid any cash dividends on its common stock and does not currently have a policy to pay regular dividends.

ProAssurance's insurance subsidiaries are subject to restrictions on the payment of dividends to the parent. Information regarding restrictions on the ability of the insurance subsidiaries to pay dividends is incorporated by reference from the paragraphs under the caption "Insurance Regulatory Matters–Regulation of Dividends and Other Payments from Our Operating Subsidiaries" in Item 1 on page 17 of this 10-K.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information regarding ProAssurance's equity compensation plans as of December 31, 2007.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
	(a)	(b)	(c)
Equity compensation plans approved by security holders	973,155	$ 40.55	1,452,304
Equity compensation plans not approved by security holders	–	–	–

Issuer Purchases of Equity Securities

The following table provides information regarding ProAssurance's shares purchased as part of publicly announced plans or programs.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
October 1-31, 2007	–	$ –	–	$ 108,735,790
November 1-30, 2007	121,116	$ 52.93	121,116	$ 102,325,239
December 1-31, 2007	120,900	$ 53.98	120,900	$ 80,335,500
Total	242,016	$ 53.45	242,016	

[1] Shown net of authorizations used for repurchase of debt.

ITEM 6. SELECTED FINANCIAL DATA

	Year Ended December 31				
	2007	2006	2005	2004	2003
	(In thousands except per share data)				
Selected Financial Data [1]					
Gross premiums written [2]	**$ 549,074**	$ 578,983	$ 572,960	$ 573,592	$ 543,323
Net premiums written [2]	**506,397**	543,376	521,343	535,028	497,659
Premiums earned [2]	**585,310**	627,166	596,557	555,524	509,260
Premiums ceded [2]	**(51,797)**	(44,099)	(53,316)	(35,627)	(49,389)
Net premiums earned [2]	**533,513**	583,067	543,241	519,897	459,871
Net investment income [2]	**171,308**	147,450	98,293	76,627	64,232
Equity in earnings (loss) of unconsolidated subsidiaries [2]	**1,630**	2,339	900	1,042	300
Net realized investment gains (losses) [2]	**(5,939)**	(1,199)	912	7,572	5,858
Other income [2]	**5,556**	5,941	4,604	2,419	5,580
Total revenues [2]	**706,068**	737,598	647,950	607,557	535,841
Net losses and loss adjustment expenses [2]	**350,997**	443,329	438,201	460,437	439,368
Income (loss) from continuing operations	**168,186**	126,984	80,026	43,043	15,345
Net income	**168,186**	236,425	113,457	72,811	38,703
Income (loss) from continuing operations per share:					
Basic	**$ 5.10**	$ 3.96	$ 2.66	$ 1.48	$ 0.53
Diluted	**$ 4.78**	$ 3.72	$ 2.52	$ 1.44	$ 0.53
Net income per share:					
Basic	**$ 5.10**	$ 7.38	$ 3.77	$ 2.50	$ 1.34
Diluted	**$ 4.78**	$ 6.85	$ 3.54	$ 2.37	$ 1.33
Weighted average shares outstanding:					
Basic	**32,960**	32,044	30,049	29,164	28,956
Diluted	**35,823**	34,925	32,908	31,984	30,389
Balance Sheet Data (as of December 31)					
Total investments [2]	**$3,629,607**	$3,492,098	$2,614,319	$2,145,609	$1,792,323
Total assets from continuing operations	**4,439,836**	4,342,853	3,341,600	2,743,295	2,448,088
Total assets	**4,439,836**	4,342,853	3,909,379	3,239,198	2,879,352
Reserve for losses and loss adjustment expenses [2]	**2,559,707**	2,607,148	2,224,436	1,818,636	1,634,749
Long-term debt [2]	**164,158**	179,177	167,240	151,480	104,789
Total liabilities from continuing operations	**3,184,766**	3,224,306	2,806,820	2,333,405	2,074,560
Total capital	**1,255,070**	1,118,547	765,046	611,019	546,305
Total capital per share of common stock outstanding	**$ 38.69**	$ 33.61	$ 24.59	$ 20.92	$ 18.77
Common stock outstanding at end of year	**32,443**	33,276	31,109	29,204	29,105

[1] Includes acquired entities since date of acquisition, only. PIC Wisconsin was acquired on August 1, 2006. NCRIC Corporation was acquired on August 3, 2005.
[2] Excludes discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Consolidated Financial Statements and Notes to those statements which accompany this report. Throughout the discussion, references to ProAssurance, "we," "us" and "our" refers to ProAssurance Corporation and its consolidated subsidiaries. The discussion contains certain forward-looking information that involves risks and uncertainties. As discussed under "Forward-Looking Statements," our actual financial condition and operating results could differ significantly from these forward-looking statements.

Critical Accounting Estimates

Our Consolidated Financial Statements are prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Preparation of these financial statements requires us to make estimates and assumptions that affect the amounts we report on those statements. We evaluate these estimates and assumptions on an on-going basis based on current and historical developments, market conditions, industry trends and other information that we believe to be reasonable under the circumstances. There can be no assurance that actual results will conform to our estimates and assumptions; reported results of operations may be materially affected by changes in these estimates and assumptions.

Management considers the following accounting estimates to be critical because they involve significant judgment by management and the effect of those judgments could result in a material effect on our financial statements.

Reserve for Losses and Loss Adjustment Expenses (reserve for losses or reserve)

The largest component of our liabilities is our reserve for losses and the largest component of expense for our operations is incurred losses. Net losses in any period reflect our estimate of net losses incurred related to the premiums earned in that period as well as any changes to our estimates of the reserve established for net losses of prior periods.

The estimation of medical professional liability losses is inherently difficult. Ultimate loss costs, even for claims with similar characteristics, vary significantly depending upon many factors, including but not limited to, the nature of the injury and the personal situation of the claimant or the claimant's family, the outcome of jury trials, the legislative and judicial climate where the insured event occurred, general economic conditions and the trend of health care costs. Medical professional liability claims are typically resolved over an extended period of time, often five years or more. The combination of changing conditions and the extended time required for claim resolution results in a loss cost estimation process that requires actuarial skill and the application of judgment, and such estimates require periodic revision.

In establishing our reserve for losses management considers a variety of factors including historical paid and incurred loss development trends, the effect of inflation on medical care, general economic trends and the legal environment. We perform an in-depth review of our reserve for losses on a semi-annual basis. Additionally, during each reporting period we update and review the data underlying the estimation of our reserve for losses and make adjustments that we believe best reflect emerging data. Any adjustments are reflected in the then-current operations. Due to the size of our reserve for losses, even a small percentage adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made.

External actuaries review our reserve for losses at least semi-annually. We consider the views of the external actuaries as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims, loss retention levels and premium rates in establishing our reserves.

As a result of the variety of factors that must be considered by management there is a significant risk that actual incurred losses will develop differently from these estimates. In establishing our initial reserves for a given accident year we rely significantly on the loss assumptions embedded within our pricing. Because of the historically volatile nature of medical liability losses, we establish the initial loss estimates at a level which is approximately 10% above the pricing assumptions. This difference recognizes the volatility of the medical malpractice loss environment and the risk in determining pricing parameters. As each accident year matures we analyze reserves in a variety of ways. We use a variety of actuarial methodologies in performing these analyses. Among the methods that we have used are:

- Bornhuetter-Ferguson method
- Paid development method
- Reported development method
- Average paid value method
- Average reported value method
- Backward recursive method

Generally, methods such as the Bornheutter-Ferguson method are used on more recent accident years where we have less data on which to base our analysis. As time progresses and we have an increased amount of data for a given accident year we begin to give more confidence to the development and average methods as these methods typically rely more heavily on our own historical data. Each of these methods treats our assumptions differently, and thus provides a different perspective for our reserve review.

The various actuarial methods discussed above are applied in a consistent manner from period to period. In addition, we perform statistical reviews of claims data such as claim counts, average settlement costs and severity trends.

In performing these analyses we partition our business by coverage type, geography, layer of coverage and accident year. This procedure is intended to balance the use of the most representative data for each partition, capturing its unique patterns of development and trends. For each partition, the results of the various methods, along with the supplementary statistical data regarding such factors as the current economic environment, are used to develop a point estimate based upon management's judgment and past experience. The process of selecting the point estimate from the set of possible outcomes produced by the various actuarial methods is based upon the judgment of management and is not driven by formulaic determination. For each partition of our business we select a point estimate with due regard for the age, characteristics and volatility of the partition of the business, the volume of data available for review and past experience with respect to the accuracy of estimates. This series of selected point estimates is then combined to produce an overall point estimate for ultimate losses.

We have modeled implied reserve ranges around our single point reserve estimates for our professional liability business assuming different confidence levels. The ranges have been developed by aggregating the expected volatility of losses across partitions of our business to obtain a consolidated distribution of potential reserve outcomes. The aggregation of this data takes into consideration the correlation among our geographic and specialty mix of business. The result of the correlation approach to aggregation is that the ranges are narrower than the sum of the ranges determined for each partition.

We have used this modeled statistical distribution to calculate an 80% and 60% confidence interval for the potential outcome of our reserve for losses. The high and low end points of the distributions are as follows:

	Low End Point	Carried Reserve	High End Point
80% Confidence Level	$1.672 billion	$ 2.233 billion	$2.862 billion
60% Confidence Level	$1.831 billion	$ 2.233 billion	$2.574 billion

The claims environment in which we and others in our industry operate is inherently uncertain. The development of a statistical distribution models the uncertainty as well as the limited predictive power of past loss data. The distributions represent an estimate of the range of possible outcomes and should not be confused with a range of best estimates. Given the number of factors considered it is neither practical nor meaningful to isolate a particular assumption or parameter of the process and calculate the impact of changing that single item. Any change in our estimate of the reserve is reflected in then-current operations. Due to the size of our reserve for losses, even a small percentage adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made.

Reinsurance

We use insurance and reinsurance (collectively, "reinsurance") to provide capacity to write larger limits of liability, to provide protection against losses in excess of policy limits, and to stabilize underwriting results in years in which higher losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement for certain losses we pay.

We evaluate each of our ceded reinsurance contracts at inception to determine if there is sufficient risk transfer to allow the contract to be accounted for as reinsurance under current accounting guidance. At December 31, 2007 all ceded contracts are accounted for as risk transferring contracts.

Our receivable from reinsurers on unpaid losses and loss adjustment expenses represents our estimate of the amount of our reserve for losses that will be recoverable under our insurance and reinsurance programs. We base our estimate of funds recoverable upon our expectation of ultimate losses and the portion of those losses that we estimate to be allocable to reinsurers based upon the terms of our reinsurance agreements. As losses are paid, the related amount expected to be collected from reinsurers is recorded as a receivable in Other Assets.

We estimate premiums ceded under reinsurance agreements wherein the premium due to the reinsurer, subject to certain maximums and minimums, is based in part on losses reimbursed or to be reimbursed under the agreement. Our estimates of the amounts due from and to reinsurers are regularly reviewed and updated by management as new data becomes available. Our assessment of the collectibility of the recorded amounts receivable from reinsurers considers the payment history of the reinsurer, publicly available financial and rating agency data, our interpretation of the underlying contracts and policies, and responses by reinsurers. Appropriate reserves are established for balances we believe may not be collected.

Given the uncertainty of the ultimate amounts of our losses, our estimates of losses and related amounts recoverable may vary significantly from the eventual outcome. Any adjustments are reflected in then-current operations. Due to the size of our reinsurance balances, an adjustment to these estimates could have a material effect on our results of operations for the period in which the adjustment is made.

Investment Valuations

We evaluate our investments on at least a quarterly basis for declines in fair value below cost for the purpose of determining whether these declines represent other-than-temporary declines. Some of the factors we consider in the evaluation of our investments are:

- the extent to which the fair value of an investment is less than its cost basis,
- the length of time for which the fair value of the investment has been less than its cost basis,
- the financial condition and near-term prospects of the issuer underlying the investment, taking into consideration the economic prospects of the issuer's industry and geographical region, to the extent that information is publicly available, and
- our ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in fair value.

Determining whether a decline in the fair value of investments is an other-than-temporary decline may also involve a variety of assumptions and estimates, particularly for investments that are not actively traded in established markets. For example, assessing the value of certain investments requires us to perform an analysis of expected future cash flows or prepayments. Other investments, such as collateralized mortgage or bond obligations, represent selected tranches of structured transactions supported overall by underlying investments in a wide variety of issuers. When we judge a decline in fair value below cost to be other-than-temporary we reduce the cost basis of the investment to fair value and recognize a loss in the current period income statement for the amount of the reduction. In subsequent periods, we base any measurement of gain or loss or decline in value upon the adjusted cost basis of the investment. Our specific accounting policies related to our invested assets are discussed in Notes 1 and 4 to the Consolidated Financial Statements.

Deferred Policy Acquisition Costs

Policy acquisition costs, primarily commissions, premium taxes and underwriting salaries, which are primarily and directly related to the acquisition of new and renewal premiums are capitalized as deferred policy acquisition costs and charged to expense as the related premium revenue is recognized. We evaluate the recoverability of our deferred policy acquisition costs and any amounts estimated to be unrecoverable are charged to expense in the current period.

Goodwill

In accordance with Statement of Financial Accounting Standards No. 142 "Goodwill and Other Intangible Assets" we make an annual assessment as to whether the value of our goodwill assets is impaired. We completed such assessments in 2007, 2006 and 2005 and concluded that the value of our goodwill assets related to continuing operations was not impaired. As of December 31, 2007 goodwill totaled approximately $72.2 million. We use market-based valuation models to estimate the fair value. These models require the use of numerous assumptions regarding market perceptions of value as related to our consolidated and reporting unit historical and projected operating results and those of other economically similar entities. Changes to these assumptions could significantly lower our estimates of fair value and result in a determination that goodwill has suffered impairment in value. Any determined impairment would be reflected as an expense in the period identified.

ProAssurance Overview

We are an insurance holding company and our operating results are primarily derived from the operations of our insurance subsidiaries, all of which principally write medical professional liability insurance.

Corporate Strategy

Our mission is to be the preferred source of professional liability protection by providing unparalleled claims defense, highly responsive customer service and innovative risk management while maintaining our commitment to long-term financial strength. According to A.M. Best's analysis of 2006 data, we are the fourth largest medical liability insurance writer in the nation, and we believe we are the largest medical liability writer in our collective states of operation. We believe that our strong reputation in our regional markets, combined with our financial strength, strong customer service and proven ability to manage claims, should enable us, over the long-term, to profitably expand our position in select states. We have successfully acquired and integrated companies and books of business in the past and believe our financial size and strength make us an attractive acquirer. We emphasize disciplined underwriting and do not manage our business to achieve a certain level of premium growth or market share. We apply our local knowledge to individual risk selection and determine the appropriate price based on our assessment of the specific characteristics of each risk. In addition to prudent risk selection, we seek to control our underwriting results through effective claims management. We investigate each claim and have fostered a strong culture of defending claims that we believe have no merit. We manage claims at the local level, tailoring claims handling to the legal climate of each state, which we believe differentiates us from national writers.

Through our regional underwriting and claims office structure, we are able to gain a strong understanding of local market conditions and efficiently adapt our underwriting and claims strategies to regional conditions. Our regional presence also allows us to maintain active relationships with our customers and be more responsive to their needs. We believe these factors allow us to compete on a basis other than just price. We also believe that our presence in local markets allows us to monitor and understand changes in the liability climate and thus develop better business strategies in a timely manner.

We have sustained our financial stability during difficult market conditions through responsible pricing and loss reserving practices. We are committed to maintaining prudent operating and financial leverage and conservatively investing our assets. We recognize the importance that our customers and producers place on the strong ratings of our principal insurance subsidiaries and we intend to manage our business to protect our financial security.

We measure performance in a number of ways, but particularly focus on our combined ratio and investment returns, both of which directly affect our return on equity (ROE). We target a long-term average ROE of 12% to 14%.

We believe that a focus on rate adequacy, selective underwriting and effective claims management is required if we are to achieve our ROE targets. We closely monitor premium revenues, losses and loss adjustment costs, and acquisition, underwriting and insurance expenses. Our overall investment strategy is to focus on maximizing current income from our investment portfolio while maintaining safety, liquidity, duration and portfolio diversification. We engage in activities that generate other income; however, such activities, principally fee and agency services, do not constitute a significant use of our resources or a significant source of revenues or profits.

Growth Opportunities and Outlook

We expect our long-term growth to come through controlled expansion in states where we are already writing business and into additional states within, or adjacent to, our existing business footprint. We also look to expand through the acquisition of other companies or books of business; however, such expansion is opportunistic and cannot be predicted.

We face price-based competition in virtually all of our markets, with some competitors offering coverage at rates that we believe do not meet our long-term profitability goals. Additionally, a number of physicians and hospitals are seeking to lower their costs through the use of alternative risk transfer approaches such as self insurance and risk sharing pools, although these alternatives become less attractive as prices soften in the traditional insurance markets.

Our on-going commitment to adequate rates and strong underwriting standards affects our willingness to write new business and to renew existing business in the face of this price-based competition. Improvements in loss cost trends have allowed us to reduce rates in certain markets during 2007 and to offer targeted new business and renewal retention programs in selected markets. While both actions improve policyholder retention, they decrease our average premiums. The combined effects of lower rates and the challenges of writing new business are expected to cause our gross written premiums to continue to decline in 2008.

Accounting Changes

We adopted FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes* (FIN 48) as of its effective date, January 1, 2007. FIN 48 creates a single model to address accounting for uncertainty in tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure and transition. The cumulative effect of adopting FIN 48 increased retained earnings and reduced our tax liability by $2.7 million at January 1, 2007.

Recent Accounting Pronouncements and Guidance

In December 2007 the FASB issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. We will adopt the Statement on its effective date. The adoption is not expected to have a significant effect on our results of operations or financial position.

In December 2007 the FASB issued SFAS 141 (Revised December 2007) *Business Combinations (SFAS 141R). SFAS 141R* replaces FASB Statement No. 141, *Business Combinations* but retains the fundamental requirement in SFAS 141 that the acquisition method (referred to as the *purchase* method in SFAS 141) of accounting be used for all business combinations. SFAS 141R provides new or additional guidance with respect to business combinations including: defining the acquirer in a transaction, the valuation of assets and liabilities when noncontrolling interests exist, the treatment of contingent consideration, the treatment of costs incurred to effect the acquisition, the treatment of reorganization costs, and the valuation of assets and liabilities when the purchase price is below the net fair value of assets acquired. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. We will adopt the Statement on its effective date.

In February 2007, the FASB issued SFAS No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities–Including an Amendment of FASB Statement No. 115 (SFAS 159).* SFAS 159 allows many financial assets and liabilities and other items to be reported at fair value that are not currently measured at fair value; unrealized gains and losses on items for which the fair value option has been elected would be reported in earnings at each subsequent reporting date. SFAS 159 also establishes new disclosure requirements with respect to fair values. SFAS 159 is effective for fiscal years beginning after November 15, 2007, unless early adopted. We will adopt SFAS 159 on its effective date. Upon adoption, we do not plan to select the fair value alternative for any financial assets or liabilities that are not currently measured at fair value. We do not expect adoption to have a material effect on our results of operations or financial condition.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* (SFAS 157). The standard establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. SFAS 157 is applicable to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007, unless early adopted. We will adopt SFAS

157 on its effective date. We do not expect adoption to have a material effect on our results of operations or financial condition.

Recent Significant Events

Effective January 1, 2006, we sold our personal lines operations and recognized a gain on the sale of $109.4 million after consideration of sales expenses and estimated taxes. Additional information regarding the sale is provided in Note 3 to the Notes to the Consolidated Financial Statements.

Effective August 1, 2006 we acquired Physicians Insurance Company of Wisconsin, Inc. (PIC Wisconsin) in an all stock merger. The acquisition of PIC Wisconsin allowed ProAssurance to expand its medical professional liability business into the state of Wisconsin and adjacent states and into Nevada. This transaction strategically expanded our geographic footprint and was in keeping with our desire to expand our professional liability operations through selective acquisitions. A more detailed description of the merger transaction is provided in Note 2 to the Consolidated Financial Statements.

During the first quarter of 2007 we reached a confidential settlement that ended all litigation and appeals stemming from, and related to, a $217 million judgment on a malpractice verdict against insureds of one of our subsidiaries entered in Tampa, Florida in October 2006. The effect of the settlement has been reflected in our financial statements.

On April 2, 2007 our Board authorized $150 million to repurchase our shares or debt securities. The timing and quantity of any repurchase is dependent upon market conditions and any changes in ProAssurance's capital requirements, as well as limitations imposed by applicable securities laws and regulations, and the rules of the New York Stock Exchange. As of December 31, 2007 we have repurchased approximately 1.0 million common shares at a total cost of approximately $54.2 million. On December 4, 2007 we utilized approximately $15.5 million of the authorization to redeem our outstanding 2032 Subordinated Debentures.

A. Derrill Crowe, M.D. retired as Chief Executive Officer (CEO), effective July 1, 2007 and remains as non-executive Chairman of our Board. The Board of Directors elected W. Stancil Starnes to succeed Dr. Crowe as CEO. Mr. Starnes formerly served as President, Corporate Planning and Administration, of Brasfield & Gorrie, LLC, a large commercial construction firm. Prior to October 2006, Mr. Starnes served as the Senior and Managing Partner of Starnes & Atchison, LLP, Attorneys at Law, and was extensively involved with ProAssurance and its predecessor companies in the defense of its medical liability claims.

Reclassifications

Due to the increasing significance of the amounts involved, for all periods presented, we have separately stated our investments in unconsolidated subsidiaries and our equity in the earnings of unconsolidated subsidiaries. Previously, investments in unconsolidated subsidiaries were included as a component of other investments, and earnings of unconsolidated subsidiaries were considered as a component of net investment income. The reclassification had no effect on income from continuing operations, net income or total assets.

Liquidity and Capital Resources and Financial Condition

Overview

ProAssurance Corporation is a holding company and is a legal entity separate and distinct from its subsidiaries. Because it has no other business operations, dividends from its operating subsidiaries represent a significant source of funds for its obligations, including debt service. The ability of our insurance subsidiaries to pay dividends is subject to limitation by state insurance regulations. See our discussions under "Regulation of Dividends and Other Payments from Our Operating Subsidiaries" in Part I, and in Note 15 of our Notes to the Consolidated Financial Statements for additional information regarding the ordinary dividends that can be paid by our insurance subsidiaries in 2008. At December 31, 2007 we held cash and investments of approximately $195 million outside of our insurance subsidiaries that are available for use without regulatory approval.

Cash Flows

The principal components of our cash flow are the excess of net investment income and premiums collected over net losses paid and operating costs, including income taxes. Timing delays exist between the collection of premiums and the ultimate payment of losses. Premiums are generally collected within the twelve-month period after the policy is written while our claim payments are generally paid over a more extended period of time. Likewise timing delays exist between the payment of claims and the collection of reinsurance recoveries.

Our operating activities provided positive cash flows of approximately $244.1 million during the year ended December 31, 2007, which is composed of $201.4 million from routine insurance operations and proceeds of $42.7 million related to the sale of trading securities. In 2006, cash provided by operating activities of $182.8 million is composed of net positive cash flows from routine insurance operations of $289.0 million, offset by tax payments related to the sale of our personal lines operations of approximately $54.6 million and purchases of trading securities of approximately $51.6 million.

Exclusive of cash flows related to trading securities and the taxes paid on the MEEMIC transaction, the decline in operating cash flows during 2007 is principally attributable to an increase in payments for losses and loss adjustment expenses, net of reinsurance reimbursements received. A number of factors influenced the increase in losses paid, including an additional seven months of PIC Wisconsin payment activity, the maturing of claims incurred during the last several years of growth, and an increase in the number of large indemnity payments, net of amounts received from reinsurers.

Two metrics commonly used to analyze the operating cash flows of insurance companies are the paid-to-incurred ratio and the paid loss ratio.

	Year Ended December 31	
	2007	2006
Paid-to-incurred ratio	**101.1%**	62.0%
Paid loss ratio	**66.5%**	47.2%

Our paid-to-incurred and paid loss ratios are higher in 2007 than in 2006 primarily due to the 2007 increase in net loss payments. The ratios also increased in 2007 because the denominators of each ratio (net losses and loss adjustment expenses for the paid-to-incurred ratio; net earned premiums for the paid loss ratio) decreased in 2007 as compared to 2006. For a long-tailed business such as ProAssurance, the ratios for a short period of time should not be viewed in isolation. Both changes in premium volume and the recognition of reserve development can impact the calculation of these ratios.

The timing of our indemnity payments is affected by many factors, including the nature and number of the claims in process in any one period and the speed at which cases work through the trial and appellate process. In the contractual obligations table included in Part II of our December 31, 2006 Form 10K we projected, largely based on historical payment patterns, that we would pay gross losses of $546 million during 2007 related to the reserves that were established at December 31, 2006. Actual gross loss and loss adjustment expenses paid during 2007 were $486 million, which, while lower than our 2006 estimate, reflects the unpredictable nature of our business. Cash flows in 2007 were also reduced due to a decline in premium receipts. These decreases to operating cash flows were partially offset by growth in cash flows from investment earnings, and a reduction in premium payments to our reinsurers.

Investments

We manage our investments to ensure that we will have sufficient liquidity to meet our obligations, taking into consideration the timing of cash flows from our investments as well as the expected cash flows to be generated by our operations. At our insurance subsidiaries the primary outflow of cash is related to net losses paid and operating costs, including income taxes. The payment of individual claims cannot be predicted with certainty; therefore, we rely upon the history of paid claims in estimating the timing of future claims payments. To the extent that we have an unanticipated shortfall in cash we may either liquidate securities or borrow funds under previously established borrowing arrangements. However, given the relatively short duration of our investments, we do not foresee any such shortfall.

We invest most of the cash generated from operations into debt and equity securities. We held cash and short-term securities of $259.1 million at December 31, 2007 as compared to $213.4 million at December 31, 2006. Since December 31, 2006 we have held additional funds in our short-term portfolio both as a means of managing the duration of our overall investment portfolio, and as a means of increasing our flexibility in a volatile investment market.

During 2007 we sold the securities held in our fixed maturities trading portfolio (primarily treasury indexed) because we believed active trading of these securities no longer offered superior returns.

Other investments increased from $39.5 million at December 31, 2006 to $54.9 million at December 31, 2007. In January 2007 we contributed high-yield asset-backed bonds from our available-for-sale investment portfolio to a fund created for the purpose of managing such investments. We maintain a direct beneficial interest in securities originally contributed to the fund, which are included in our Balance Sheet as a component of other investments at fair value ($16.2 million at December 31, 2007). Cash flows from our initial investment in the fund, which approximate $10.3 million at December 31, 2007, are being re-invested in an undivided interest of the fund. The undivided interest is considered as an investment in an unconsolidated subsidiary and is accounted for using the equity method.

As of December 31, 2007 our available-for-sale fixed maturity securities of $3.24 billion comprise 89% of our total investments. The approximate $108 million net increase as compared to our December 31, 2006 holdings reflects the investment of operating cash flows, as well as an increase in fair value attributable to lower interest rates (as discussed below).

Substantially all of our fixed maturities are either United States government agency obligations or investment grade securities as determined by national rating agencies. Our available-for-sale fixed maturities have a dollar weighted average rating of "AA+" at December 31, 2007. The weighted average effective duration of our fixed maturity securities at December 31, 2007 is 4.13 years; the weighted average effective duration of our fixed maturity securities and our short-term securities combined is 3.88 years.

Changes in market interest rate levels generally affect our net income to the extent that reinvestment yields are different than the yields on maturing securities. Changes in market interest rates also affect the fair value of our fixed maturity securities. On a pre-tax basis, net unrealized gains on our available-for-sale fixed maturity securities are comprised as follows:

	In millions	
	Year Ended December 31	
	2007	2006
Gross unrealized gains	**$ 37.2**	$ 22.7
Gross unrealized (losses)	**(18.8)**	(25.2)
Net unrealized gains (losses)	**$ 18.4**	$ (2.5)

Approximately 85% of the unrealized loss positions in our portfolio are interest-rate related. We have the intent and, due to the duration of our overall portfolio and positive operating cash flows, believe we have the ability, to hold these bonds to recovery of book value or maturity and do not consider the declines in value to be other-than-temporary. For a discussion of the potential effects that future changes in interest rates may have on our investment portfolio see Item 7A, "Quantitative and Qualitative Disclosures about Market Risk."

As of December 31, 2007, our fixed maturity securities include securities with a fair value of approximately $21.4 million (including unrealized losses of $1.1 million) that are supported by collateral we classify as sub-prime, of which approximately 68% are AAA rated, 26% are AA+, and 6% are A. Additionally, we have approximately $4.0 million (including unrealized losses of $3.3 million) of securities exposure to below investment grade fixed income securities with sub-prime exposure within a high-yield investment fund; the average rating of the securities is BB+. In 2007, we evaluated our exposure to the sub-prime market and determined that $6.5 million of writedowns were warranted for other than temporary impairments. We have no exposure to sub-prime through collateralized debt obligations.

Equity investments represent less than 1% of our total investments and less than 2% of our stockholders' equity at both December 31, 2007 and 2006. At December 31, 2007, the carrying value of our equity investments (including equities in our available-for-sale and trading portfolios) totaled $21.8 million as compared to $14.9 million at December 31, 2006.

Losses

The following table, known as the Reserve Development Table, presents information over the preceding ten years regarding the payment of our losses as well as changes to (the development of) our estimates of losses during that time period. Years prior to 2001 relate only to the reserves of Medical Assurance. In years 2001 and thereafter the table reflects the reserves of ProAssurance, formed in 2001 in order to merge Medical Assurance and Professionals Group. NCRIC reserves are included only in the year 2005 and thereafter. PIC Wisconsin reserves are included in the year 2006 and thereafter. The table does not include the reserves of personal lines operations, which are reflected in our financial statements as discontinued operations.

The table includes losses on both a direct and an assumed basis and is net of reinsurance recoverables. The gross liability for losses before reinsurance, as shown on the balance sheet, and the reconciliation of that gross liability to amounts net of reinsurance are reflected below the table. We do not discount our reserve for losses to present value. Information presented in the table is cumulative and, accordingly, each amount includes the effects of all changes in amounts for prior years. The table presents the development of our balance sheet reserve for losses; it does not present accident year or policy year development data. Conditions and trends that have affected the development of liabilities in the past may not necessarily occur in the future. Accordingly, it is not appropriate to extrapolate future redundancies or deficiencies based on this table.

The following may be helpful in understanding the Reserve Development Table:

- The line entitled "Reserve for losses, undiscounted and net of reinsurance recoverables" reflects our reserve for losses and loss adjustment expense, less the receivables from reinsurers, each as showing in our consolidated financial statements at the end of each year (the Balance Sheet Reserves).
- The section entitled "Cumulative net paid, as of" reflects the cumulative amounts paid as of the end of each succeeding year with respect to the previously recorded Balance Sheet Reserves.
- The section entitled "Re-estimated net liability as of" reflects the re-estimated amount of the liability previously recorded as Balance Sheet Reserves that includes the cumulative amounts paid and an estimate of additional liability based upon claims experience as of the end of each succeeding year (the Net Re-estimated Liability).
- The line entitled "Net cumulative redundancy (deficiency)" reflects the difference between the previously recorded Balance Sheet Reserve for each applicable year and the Net Re-estimated Liability relating thereto as of the end of the most recent fiscal year.

Analysis of Reserve Development
(In thousands)

	December 31, 1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Reserve for losses, undiscounted and net of reinsurance recoverables	$ 464,122	$ 480,741	$ 486,279	$ 493,457	$ 1,009,354	$ 1,098,941	$ 1,298,458	$ 1,544,981	$ 1,896,743	$ 2,236,385	$ 2,232,596
Cumulative net paid, as of:											
One Year Later	67,383	89,864	133,832	143,892	245,743	224,318	200,314	199,617	242,608	331,294	
Two Years Later	128,758	192,716	239,872	251,855	436,729	393,378	378,036	384,050	503,271		
Three Years Later	194,139	257,913	313,993	321,957	563,557	528,774	526,867	578,455			
Four Years Later	227,597	308,531	358,677	367,810	656,670	635,724	680,470				
Five Years Later	252,015	331,796	387,040	402,035	726,661	749,300					
Six Years Later	266,056	346,623	408,079	422,005	794,786						
Seven Years Later	276,052	357,148	417,362	440,676							
Eight Years Later	284,442	362,978	430,779								
Nine Years Later	295,935	370,260									
Ten Years Later	299,665										
Re-estimated Net Liability as of:											
End of Year	464,122	480,741	486,279	493,457	1,009,354	1,098,941	1,298,458	1,544,981	1,896,743	2,236,385	
One Year Later	416,814	427,095	463,779	507,275	1,026,354	1,098,891	1,289,744	1,522,000	1,860,451	2,131,400	
Two Years Later	364,196	398,308	469,934	529,698	1,023,582	1,099,292	1,282,920	1,479,773	1,764,076		
Three Years Later	333,530	400,333	488,416	527,085	1,032,571	1,109,692	1,259,802	1,418,802			
Four Years Later	323,202	414,008	487,366	534,382	1,035,832	1,108,539	1,250,110				
Five Years Later	320,888	415,381	485,719	536,875	1,045,063	1,133,343					
Six Years Later	321,232	412,130	489,187	535,120	1,052,050						
Seven Years Later	321,959	409,501	490,200	531,995							
Eight Years Later	319,822	412,148	490,575								
Nine Years Later	330,911	411,107									
Ten Years Later	328,037										
Net cumulative redundancy (deficiency)	$ 136,085	$ 69,634	$ (4,296)	$ (38,538)	$ (42,696)	$ (34,402)	$ 48,348	$ 126,179	$ 132,667	$ 104,985	
Original gross liability - end of year	$ 614,720	$ 660,631	$ 665,786	$ 659,659	$ 1,322,871	$ 1,494,875	$ 1,634,749	$ 1,818,635	$ 2,224,436	$ 2,607,148	
Less: reinsurance recoverables	(150,598)	(179,890)	(179,507)	(166,202)	(313,517)	(395,934)	(336,291)	(273,654)	(327,693)	(370,763)	
Original net liability - end of year	$ 464,122	$ 480,741	$ 486,279	$ 493,457	$ 1,009,354	$ 1,098,941	$ 1,298,458	$ 1,544,981	$ 1,896,743	$ 2,236,385	
Gross re-estimated liability - latest	$ 413,263	$ 517,011	$ 599,393	$ 629,317	$ 1,296,125	$ 1,439,664	$ 1,558,332	$ 1,705,783	$ 2,113,353	$ 2,545,622	
Re-estimated reinsurance recoverables	(85,226)	(105,904)	(108,818)	(97,322)	(244,075)	(306,321)	(308,222)	(286,981)	(349,277)	(414,222)	
Net re-estimated liability - latest	$ 328,037	$ 411,107	$ 490,575	$ 531,995	$ 1,052,050	$ 1,133,343	$ 1,250,110	$ 1,418,802	$ 1,764,076	$ 2,131,400	
Gross cumulative redundancy (deficiency)	$ 201,457	$ 143,620	$ 66,393	$ 30,342	$ 26,746	$ 55,211	$ 76,417	$ 112,852	$ 111,083	$ 61,526	

In each year reflected in the table, we have estimated our reserve for losses utilizing the actuarial methodologies discussed in critical accounting estimates. These techniques are applied to the data in a consistent manner and the resulting projections are evaluated by management to establish the estimate of reserve.

Factors that have contributed to the variation in loss development are primarily related to the extended period of time required to resolve medical malpractice claims and include the following:

- Reserves in the earlier years of the table include prior accident year amounts dating back to the mid- and late-1980's. When these reserves were originally established, our estimates were strongly influenced by dramatic increases to frequency and severity trends that we, and the industry as a whole, experienced in the mid-1980s. Some of these trends moderated, and in some cases, reversed, in the late 1980s or early 1990s, but the extended time required for claims resolution delayed our recognition of the improved environment
- Prior to the mid to late 1990's our business was largely based in Alabama. When we began to expand geographically, we utilized industry based data as well as our own data to support our actuarial projection process. Our own claims experience proved to be better than the projected experience, but again, this was not known for some time after the reserves were established. Ultimately, as actual results proved better than that suggested by historical trends and industry claims data, redundancies developed and were recognized.
- The medical professional liability legal environment deteriorated once again in the late 1990's. Beginning in 2000, we recognized adverse trends in claim severity causing increased estimates of certain loss liabilities. As a result, favorable development of prior year reserves slowed in 2000 and reversed in 2001 and 2002. We have addressed these trends through increased rates, stricter underwriting and modifications to claims handling procedures.
- During 2005, 2006 and 2007 we have recognized favorable development related to our previously established reserves for accident years 2001 through 2005 because we have reduced our estimates of claims severity related to those years. Based on recent internal and industry claims data, we believe claims severity (i.e., the average size of a claim) is increasing at a rate slower than we estimated when our reserves for those years were established.

Activity in our net reserve for losses during 2007, 2006 and 2005 is summarized below:

	In thousands Year Ended December 31		
	2007	2006	2005
Balance, beginning of year	**$ 2,607,148**	$ 2,224,436	$ 1,818,636
Less receivable from reinsurers	**370,763**	327,693	273,654
Net balance, beginning of year	**2,236,385**	1,896,743	1,544,982
Reserves acquired from acquisitions, net of receivable from reinsurers of $57.2 million in 2006 and $43.5 million in 2005	**–**	171,246	139,672
Incurred related to:			
Current year	**455,982**	479,621	461,182
Prior years	**(104,985)**	(36,292)	(22,981)
Total incurred	**350,997**	443,329	438,201
Paid related to:			
Current year	**(23,492)**	(32,325)	(26,495)
Prior years	**(331,294)**	(242,608)	(199,617)
Total paid	**(354,786)**	(274,933)	(226,112)
Net balance, end of year	**2,232,596**	2,236,385	1,896,743
Plus receivable from reinsurers	**327,111**	370,763	327,693
Balance, end of year	**$ 2,559,707**	$ 2,607,148	$ 2,224,436

At December 31, 2007 our gross reserve for losses included case reserves of approximately $1.180 billion and IBNR reserves of approximately $1.380 billion. Our consolidated reserve for losses on a GAAP basis exceeds the combined reserves of our insurance subsidiaries on a statutory basis by approximately $39.7 million, which is principally due to the portion of the GAAP reserve for losses that is reflected for statutory accounting purposes as unearned premiums. These unearned premiums are applicable to extended reporting endorsements ("tail" coverage) issued without a premium charge upon death, disability, or retirement of an insured.

Reinsurance

We use reinsurance to provide capacity to write larger limits of liability, to provide protection against losses in excess of policy limits, and to stabilize underwriting results in years in which higher losses occur. The purchase of reinsurance does not relieve us from the ultimate risk on our policies, but it does provide reimbursement from the reinsurer for certain losses paid by us.

We generally reinsure professional liability risks under annual treaties pursuant to which the reinsurer agrees to assume all or a portion of all risks that we insure above our individual risk retention of $1 million per claim, up to the maximum individual limit offered (currently $16 million). Historically, per claim retention levels have varied between the first $200,000 and the first $2 million depending on the coverage year and the state in which business was written. Periodically, we provide insurance to policyholders above the maximum limits of our primary reinsurance treaties. In those situations, we reinsure the excess risk above the limits of our reinsurance treaties on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

Our risk retention level is dependent upon numerous factors including our risk appetite and the capital we have to support it, the price and availability of reinsurance, volume of business, level of experience and our analysis of the potential underwriting results within each state. Our 2007-2008 reinsurance treaties renewed on October 1, 2007 without significant change in cost or structure. We purchase reinsurance from a number of companies to mitigate concentrations of credit risk. Our reinsurance broker assists us in the analysis of the credit quality of our reinsurers. We base our reinsurance buying decisions on an evaluation of the then-current financial strength, rating and stability of prospective reinsurers. However, the financial strength of our reinsurers, and their corresponding ability to pay us, may change in the future due to forces or events we cannot control or anticipate.

We have not experienced any significant difficulties in collecting amounts due from reinsurers due to the financial condition of the reinsurer. Should future events lead us to believe that any reinsurer is unable to meet its obligations to us, adjustments to the amounts recoverable would be reflected in the results of current operations.

At December 31, 2007 our reinsurance recoverable on unpaid losses is $327 million and our receivable from reinsurers on paid losses, which is classified as a part of Other Assets, is $39.6 million. The following table identifies our reinsurers from which our recoverables (net of amounts due to the reinsurer) are $10 million or more as of December 31, 2007:

Reinsurer	A.M. Best Company Rating	*In thousands* Net Amounts Due From Reinsurer
Hannover Ruckversicherung AG	A	$ 35,139
General Reinsurance Corp	A++	$ 33,997
Transatlantic Reins Co	A+	$ 19,283
AXA Re	A-	$ 17,308
Lloyd's Syndicate 2791	A	$ 15,205
PMA Capital Insurance Company	B	$ 12,666

Off Balance Sheet Arrangements/Guarantees

As discussed in Note 10 to the Consolidated Financial Statements, our 2034 Debentures are held by, and are the sole assets of, related business trusts. The PRA Trusts purchased the 2034 Debentures with proceeds from related trust preferred stock (TPS) issued and sold by each trust. The terms and maturities of the 2034 Subordinated Debentures mirror those of the related TPS. The PRA Trusts will use the debenture interest and principal payments we pay into each trust to meet their TPS obligations. In accordance with the guidance given in Financial Accounting Standards Board Interpretation No. 46R, "Variable Interest Entities," (FIN 46R) the PRA Trusts are not included in our consolidated financial statements because we are not the primary beneficiary of either trust.

ProAssurance has issued guarantees that amounts paid to the PRA Trusts related to the 2034 Subordinated Debentures will subsequently be remitted to the holders of the related TPS.

Debt

Our long-term debt at December 31, 2007 is comprised of the following.

In thousands, except %

	Rate	2007	First Redemption Date
Convertible Debentures	3.9%, fixed	**$ 105,973**	July 2008
2034 Subordinated Debentures	8.7%, Libor adjusted	**46,395**	May 2009
2034 Surplus Notes	7.7%, fixed until May 2009	**11,790**	May 2009*
		$ 164,158	

**Subject to approval by the Wisconsin Commissioner of Insurance*

Our Convertible Debentures may be converted at the option of holders when the price of our common stock exceeds a specified price (currently $50.19) during 20 of the last 30 days of any quarter. Upon conversion, holders will receive 23.9037 shares of common stock for each $1,000 principal amount of debentures surrendered for conversion. The criterion allowing conversion was met during the quarter ended December 31, 2007 and holders may convert through March 31, 2008. To-date, no holders have requested conversion. If converted, we have the right to deliver cash or a combination of cash and common stock, in lieu of common stock.

After July 7, 2008 we may redeem our convertible debt at face value, for cash, with at least 30 days but not more than 60 days notice. Debentures called for redemption are convertible by the holder into common stock; we can elect to pay holders in cash or a combination of cash and common stock. We have not yet made any decision regarding such a redemption. Also, on June 30, 2008 holders may require us to repurchase all or a portion of the Convertible Debentures at face value, plus interest. We may elect to pay all or a portion of the repurchase price in common stock. If the Convertible Debt is repaid, the related unamortized loan discounts and loan costs, which total $2.0 million at December 31, 2007, will be charged to expense in the period of repayment.

We utilized cash of $15.5 million to redeem our 2032 Subordinated Debentures at face value in December, 2007.

A more detailed description of our debt is provided in Note 10 to the Consolidated Financial Statements.

Contractual Obligations

A schedule of our non-cancelable contractual obligations at December 31, 2007 follows:

	Payments due by period *In thousands*				
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Loss and loss adjustment expenses	$ 2,559,707	$ 540,733	$ 896,888	$ 597,484	$ 524,602
Interest on long-term debt	203,645	9,223	18,718	18,757	156,947
Long-term debt obligations	165,995	–	–	–	165,995
Operating lease obligations	5,046	2,243	2,635	168	–
Total	$ 2,934,393	$ 552,199	$ 918,241	$ 616,409	$ 847,544

For the purposes of this table, all long-term debt is assumed to be settled at its contractual maturity and interest on long-term debt is calculated using interest rates in effect at December 31, 2007 for variable rate debt. The anticipated payout of loss and loss adjustment expenses is based upon our historical payout patterns. Both the timing and amount of these payments may vary from the payments indicated. Our operating lease obligations are primarily for the rental of office space, office equipment, communications lines and equipment.

Each of our debt instruments allows for repayment before maturity, at our option, on or after certain dates. Additionally, holders of our convertible debt can request early redemption under specified circumstances. For more information on our debt see Note 10 to the Consolidated Financial Statements.

Litigation

We are involved in various legal actions arising primarily from claims against us related to insurance policies and claims handling, including, but not limited to, claims asserted by our policyholders. Legal actions are generally divided into two categories: Legal actions dealing with claims and claim-related actions which we consider in our evaluation of our reserve for losses and legal actions falling outside of these areas which we evaluate and reserve for separately as a part of our Other Liabilities.

Claim-related actions are considered as a part of our reserving process under the guidance provided by SFAS 60 *Accounting and Reporting by Insurance Enterprises*. We evaluate the likely outcomes from these actions giving consideration to the facts and laws applicable to each case, appellate issues, coverage issues, potential recoveries from our insurance and reinsurance programs, and settlement discussions as well as our historical claims resolution practices. This data is then given consideration in the overall evaluation of our reserve for losses.

For non-claim-related actions we evaluate each case separately and establish what we believe is an appropriate reserve under the guidance provided by SFAS 5 *Accounting for Contingencies*. As a result of the acquisition of NCRIC, ProAssurance assumed the risk of loss for a judgment entered against NCRIC on February 20, 2004 by a District of Columbia Superior Court in favor of Columbia Hospital for Women Medical Center, Inc. (CHW) in the amount of $18.2 million (the CHW judgment). The CHW judgment is now on appeal to the District of Columbia Court of Appeals. ProAssurance has established a liability for this judgment of $21.7 million, which includes the estimated costs associated with pursuing the post-trial motions or appeal of a final judgment and projected post-trial interest, $19.5 million of which was established as a component of the fair value of assets acquired and liabilities assumed in the allocation of the NCRIC purchase price.

There are risks, as outlined in our Risk Factors, that individual actions could cost us more than our estimates. In particular, we or our insureds may receive adverse verdicts; post-trial motions may be denied, in whole or in part; any appeals that may be undertaken may be unsuccessful; we may be unsuccessful in our legal efforts to limit the scope of coverage available to insureds; and we may become a party to bad faith litigation over the settlement of a claim. To the extent that the cost of resolving these actions exceeds our estimates, the legal actions could have a material effect on ProAssurance's results of operations in the period in which any such action is resolved.

Effect of Acquisitions (2007–2006)

We acquired PIC Wisconsin effective August 1, 2006. Operating results for the year ended December 31, 2007 include PIC Wisconsin results for the entire period. Our results for the year ended December 31, 2006 include PIC Wisconsin results only for the five-month period subsequent to the date of acquisition.

In certain of the tables and discussions that follow, we have segregated and identified as "PIC Wisconsin" the results that are directly attributable to PIC Wisconsin, and have identified all other results as "PRA" or "PRA pre-acquisition business".

Overview of Results–Years Ended December 31, 2007 and 2006

Income from continuing operations increased to $168.2 million for the year ended December 31, 2007 from $127.0 million for 2006, an increase of 32%. Income from continuing operations per diluted share increased to $4.78 from $3.72 for the same comparative period.

Our 2007 results benefited from an increased amount of favorable loss development. We recognized favorable loss development in 2007 of $105 million as compared to $36 million in 2006. Also, net investment income increased by almost $24 million in 2007 due to growth in our invested assets and a modest improvement in yields. These benefits were partially offset by a decline in net premiums earned of $50 million, an increase in our current year loss ratio of approximately 3 percentage points and an increase in our expense ratio of almost 2 percentage points.

Results of Operations–Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

Selected consolidated financial data for each period is summarized in the table below.

	$ in thousands Year Ended December 31		
	2007	2006	*Change*
Revenues:			
Gross premiums written	**$549,074**	$ 578,983	*$(29,909)*
Net premiums written	**$506,397**	$ 543,376	*$(36,979)*
Premiums earned	**$585,310**	$ 627,166	*$ (41,856)*
Premiums ceded	**(51,797)**	(44,099)	*(7,698)*
Net premiums earned	**533,513**	583,067	*(49,554)*
Net investment income	**171,308**	147,450	*23,858*
Equity in earnings of unconsolidated subsidiaries	**1,630**	2,339	*(709)*
Net realized investment gains (losses)	**(5,939)**	(1,199)	*(4,740)*
Other income	**5,556**	5,941	*(385)*
Total revenues	**706,068**	737,598	*(31,530)*
Expenses:			
Losses and loss adjustment expenses	**438,527**	475,997	*(37,470)*
Reinsurance recoveries	**(87,530)**	(32,668)	*(54,862)*
Net losses and loss adjustment expenses	**350,997**	443,329	*(92,332)*
Underwriting, acquisition and insurance expenses	**106,751**	106,369	*382*
Interest expense	**11,981**	11,073	*908*
Total expenses	**469,729**	560,771	*(91,042)*
Income from continuing operations before income taxes	**236,339**	176,827	*59,512*
Income taxes	**68,153**	49,843	*18,310*
Income from continuing operations	**168,186**	126,984	*41,202*
Income from discontinued operations, net of tax	**–**	109,441	*(109,441)*
Net income	**$168,186**	$ 236,425	*$ (68,239)*
Diluted earnings per share:			
Income from continuing operations	**$ 4.78**	$ 3.72	*$ 1.06*
Income from discontinued operations	**–**	3.13	*(3.13)*
Net income	**$ 4.78**	$ 6.85	*$ (2.07)*
Continuing Operations:			
Net loss ratio	**65.8%**	76.0%	*(10.2)*
Underwriting expense ratio	**20.0%**	18.2%	*1.8*
Combined ratio	**85.8%**	94.2%	*(8.4)*
Operating ratio	**53.7%**	68.9%	*(15.2)*
Return on equity	**14.2%**	13.5%	*0.7*

Premiums

	$ in thousands			
	Year Ended December 31			
	2007	2006	Change	
Gross premiums written	**$ 549,074**	$ 578,983	$ (29,909)	(5%)
Premiums earned	**$ 585,310**	$ 627,166	$ (41,856)	(7%)
Premiums ceded	**(51,797)**	(44,099)	(7,698)	17%
Net premiums earned	**$ 533,513**	$ 583,067	$ (49,554)	(8%)

Gross Written Premiums

Premiums written declined during 2007 as compared to 2006 due to the effects of increased competition and rate reductions. Additional premiums from the acquisition of PIC Wisconsin partially offset the reduction in premium in our existing book of business. (The operations of PIC Wisconsin are included for twelve months in 2007 versus five months in 2006.) In periods of market softening, our strategy is to maintain our underwriting and pricing discipline and grow primarily through selective acquisitions.

We face strong price-based competition in virtually all of our markets, with some competitors offering coverage at rates that we do not believe to be profitable on a long-term basis. Additionally, a number of physicians and hospitals are seeking to lower their costs through the use of alternative risk transfer approaches such as self insurance and risk sharing pools, although these alternatives become less attractive as prices soften in the traditional insurance markets.

Our ongoing commitment to adequate rates and strong underwriting standards affects our willingness to write new business and to renew existing business in the face of this price-based competition. Improvements in loss cost trends have allowed us to reduce rates in certain markets during 2007 and to offer targeted new business and renewal retention programs in selected markets. While this improves retention of business, it decreases our average premium rates. The combined effects of lower rates and the challenges of writing new business are expected to cause our gross written premiums to continue to decline in 2008.

Physician premiums represent 84% and 85% of gross written premiums for the years ended December 31, 2007 and 2006, respectively. As compared to 2006, physician premiums decreased by 6% during 2007.

	$ in thousands			
	Year Ended December 31			
	2007	2006	Change	
Physician Premiums*				
PRA pre-acquisition business	**$403,384**	$473,038	$ (69,654)	(15%)
PIC Wisconsin acquisition	**56,225**	17,538	38,687	n/a
	$459,609	$490,576	$ (30,967)	(6%)

**Exclusive of tail premiums*

Our overall retention rate (exclusive of PIC Wisconsin and excess and surplus lines business) based on the number of physician risks that renew with us is approximately 86% for the year ended December 31, 2007, as compared to 84% for the year ended December 31, 2006. Our charged rates for physicians that renewed during 2007 reflect a decrease of approximately 2.3%. Charged rates include the effects of filed rates, surcharges and discounts.

Premiums written for non-physician coverages represent 11% and 10% of our total gross written premiums for the years ended December 31, 2007 and 2006, respectively, and include premiums attributable to the PIC Wisconsin acquisition as follows:

	$ in thousands Year Ended December 31			
	2007	2006	*Change*	
Non-physician Premiums*				
Hospital and facility coverages:				
PRA pre-acquisition business	**$ 23,674**	$ 29,426	*$ (5,752)*	*(20%)*
PIC Wisconsin acquisition	**10,563**	4,068	*6,495*	*n/a*
	34,237	33,494	*743*	*2%*
Other non-physician coverages:				
PRA pre-acquisition business	**25,825**	24,775	*1,050*	*4%*
PIC Wisconsin acquisition	**2,966**	1,445	*1,521*	*n/a*
	28,791	26,220	*2,571*	*10%*
	$ 63,028	$ 59,714	*$ 3,314*	*6%*

**Exclusive of tail premiums*

Hospital and facility coverages are the most significant component of non-physician premiums and represent approximately 6% of our total gross premiums written during both 2007 and 2006. Other non-physician coverages consist primarily of professional liability coverages provided to lawyers and to health care professionals such as dentists and nurses.

We are required to offer extended reporting endorsement or "tail" policies to insureds that are discontinuing their claims-made coverage with us, but we do not market such coverages separately. The amount of tail premium written and earned can vary widely from period to period. Because of this volatility, we separate premiums associated with tail coverages from our other premiums. In 2007, tail premiums totaled $26.4 million (5% of gross written premiums), a decrease of $2.3 million as compared to 2006.

Premiums Earned

	$ in thousands Year Ended December 31			
	2007	2006	*Change*	
Premiums Earned				
PRA pre-acquisition business	**$ 506,529**	$ 592,975	*$ (86,446)*	*(15%)*
PIC Wisconsin acquisition	**78,781**	34,191	*44,590*	*n/a*
	$ 585,310	$ 627,166	*$ (41,856)*	*(7%)*

Because premiums are generally earned pro rata over the entire policy period, fluctuations in premiums earned tend to lag those of premiums written. Our policies generally carry a term of one year. Tail premiums are 100% earned in the period written because the policies insure only incidents that occurred in prior periods and are not cancellable.

Exclusive of the effect of tail premiums, the decline in premiums earned in 2007 reflects on a pro rata basis declines in gross premiums written during 2006 and 2007, as well as reduced earned premium benefit related to acquisitions.

In the twelve months that follow the acquisition of an insurance subsidiary, our premiums earned include premiums related to the subsidiary's unexpired policies on the date of acquisition (unearned premium). Such premiums are earned over the remaining term of the associated policy. In 2007, earned premium includes approximately $10.1 million related to the unexpired policies acquired in the PIC Wisconsin transaction. In 2006, earned premium includes approximately $38.3 million related to unexpired policies acquired in the PIC Wisconsin and NCRIC transactions.

As discussed under Gross Premiums Written, our written premiums declined in 2007; consequently, premiums earned are likely to decrease during 2008.

Premiums Ceded

Premiums ceded represent the portion of earned premiums that we pay our reinsurers for their assumption of a portion of our losses. The premium that we cede to our reinsurers is determined, in part, by the loss experience (subject to minimums and maximums) of the business ceded to them. It takes a number of years before all losses are known, and in the intervening period premiums due to the reinsurer are estimated. Ceded premium estimates are revised as loss estimates are revised.

During 2007, we reduced premiums ceded by approximately $3.3 million due to the commutation of certain reinsurance arrangements. During 2006 we reduced premiums ceded by approximately $2.7 million due to the commutation of certain reinsurance arrangements.

We increased ceded premiums by $2.7 million in 2007 and reduced ceded premiums by $10.5 million in 2006 to reflect changes to our estimates of the amount of reinsurance premiums due for prior accident years. The amount of reinsurance premiums incurred for prior accident years can vary significantly because certain prior year reinsurance agreements adjust premiums based on loss experience; others do not. Also we have reached premium maximums for certain agreements, but not for others.

The following table shows the effect of the above amounts on our premiums ceded for 2007 and 2006.

	in millions Year Ended December 31	
	2007	2006
Premiums ceded, before commutations and estimate changes	$ 52.4	$ 57.3
Effect of commutations	(3.3)	(2.7)
Estimate changes, prior accident years	2.7	(10.5)
Premiums ceded, as reported	$ 51.8	$ 44.1

Exclusive of the amounts in the preceding paragraphs, our reinsurance expense ratio (ceded premiums as a percentage of premiums earned) is 9.0% for the year ended December 31, 2007, as compared to 9.1% for the same period in 2006.

Net Investment Income, Net Realized Investment Gains (Losses); Equity (Loss) in Earnings of Unconsolidated Subsidiaries

Net Investment Income

	$ in thousands			
	Year Ended December 31			
	2007	2006	*Change*	
Net investment income	**$171,308**	$147,450	*$ 23,858*	*16%*

Net investment income is primarily derived from the interest income earned by our fixed maturity securities and also includes interest income from short-term, trading portfolio and cash equivalent investments, dividend income from equity securities, earnings from other investments and increases in the cash surrender value of business owned executive life insurance contracts. Investment fees and expenses are deducted from investment income.

Net investment income by investment category is as follows:

	In thousands	
	Year Ended December 31	
	2007	2006
Fixed maturities	**$ 149,494**	$ 130,335
Equities	**377**	414
Short-term investments	**14,713**	15,567
Other invested assets	**9,228**	2,970
Business owned life insurance	**1,889**	2,285
Investment expenses	**(4,393)**	(4,121)
Net investment income	**$ 171,308**	$ 147,450

The 2007 increase in net investment income from fixed maturities reflects both higher average invested funds and improved yields. The positive cash flows from our insurance operations and the PIC Wisconsin merger significantly increased average invested funds during 2007 as compared to 2006. Market interest rates of the past several years have allowed us to consistently invest new and matured funds at rates that exceed the average held in our portfolio. Average yields for our available-for-sale fixed maturity securities during 2007 and 2006 are as follows:

	Year Ended December 31	
	2007	2006
Average income yield	**4.7%**	4.5%
Average tax equivalent income yield	**5.4%**	5.1%

The small decline in investment income from short term investments reflects lower average balances in 2007. Income from other invested assets is principally derived from non-public investment partnerships/limited liability companies accounted for on a cost basis. Because we recognize income related to these investments as it is distributed to us, our income from these holdings varies from period to period. Business owned life insurance is lower in 2007 due to a one time reduction in the growth of cash surrender values due to a restructuring of this portfolio.

Net Realized Investment Gains (Losses)

The components of net realized investment gains (losses) are shown in the following table.

	In thousands Year Ended December 31	
	2007	2006
Net gains (losses) from sales	**$ 1,801**	$ 1,717
Other-than-temporary impairment losses	**(7,753)**	(3,037)
Trading portfolio gains (losses)	**13**	121
Net realized investment gains (losses)	**$ (5,939)**	$ (1,199)

During 2007 we recognized other-than-temporary impairment losses of $6.5 million related to asset backed bonds (particularly those with sub-prime loan exposures). We also recognized impairments of approximately $1.1 million related to a passive investment that we hold in a non-public investment pool and impairments of $185,000 related to corporate bonds that have suffered a significant decline in value.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

Equity in earnings (loss) of unconsolidated subsidiaries is derived from our ownership interests in non-public investment entities accounted for on the equity basis. During 2007 two such investment entities reported losses for the year. Our income from these holdings varies from period to period.

	$ in thousands Year Ended December 31			
	2007	2006	*Change*	
Equity in earnings (loss) of unconsolidated subsidiaries	**$1,630**	$ 2,339	*$ (709)*	*(30%)*

Losses and Loss Adjustment Expenses

The determination of calendar year losses involves the actuarial evaluation of incurred losses for the current accident year and the actuarial re-evaluation of incurred losses for prior accident years, including an evaluation of the reserve amounts required for losses in excess of policy limits.

Accident year refers to the accounting period in which the insured event becomes a liability of the insurer. For occurrence policies the insured event becomes a liability when the event takes place; for claims-made policies the insured event generally becomes a liability when the event is first reported to the insurer. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period since it associates policy premiums earned with the estimate of the losses incurred related to those policy premiums.

The following table summarizes calendar year net losses and net loss ratios for the years ended December 31, 2007 and 2006 by separating losses between the current accident year and all prior accident years.

In millions

	Net Losses			Net Loss Ratios*		
	Year Ended December 31			Year Ended December 31		
	2007	2006	*Change*	**2007**	2006	*Change*
Current accident year	**$ 456.0**	$ 479.6	$ (23.6)	**85.5%**	82.3%	3.2
Prior accident years	**(105.0)**	(36.3)	(68.7)	**(19.7%)**	(6.3%)	(13.4)
Calendar year	**$ 351.0**	$ 443.3	$ (92.3)	**65.8%**	76.0%	(10.2)

**Net losses as specified divided by net premiums earned.*

Our current accident year loss ratio has increased in 2007 as compared to 2006 for several reasons. We have booked higher initial loss ratios in the states in which PIC Wisconsin operates as we wait for the impact of our post acquisition rate filings in those states to take effect. The 2007 ratio is also impacted by an increase in our estimates for losses in excess of policy limits as compared to the prior year and an increase in the reserve for the death, disability and retirement provision (DDR) in our claims-made policies.

PIC Wisconsin accounted for approximately $65.6 million and $34.3 million of our calendar year net losses for the years ended December 31, 2007 and 2006, respectively. PIC Wisconsin is included in our results for all 12 months of our 2007 fiscal year as compared to only 5 months during 2006.

Based upon recent claims data, both internal and industry figures, we have reduced our expectation of claims severity. As a result during calendar year 2007 we recognized net favorable development of $105 million generally related to our previously established (prior accident year) reserves. In particular we have observed claims severity, within the first $1 million of coverage, for the 2003 through 2005 accident years below our initial expectations. Given both the long tailed nature of our business and the past volatility of claims, we are generally cautious in recognizing the impact of the underlying trends that lead to the recognition of favorable development. As we conclude that sufficient data with respect to these trends exists to credibly impact our actuarial analysis we take appropriate actions. In the case of the claims severity trends for 2003-2005, we believe it is appropriate to recognize the impact of these trends in our actuarial evaluation of prior period loss estimates while also remaining cautious about the past volatility of claims severity.

In our exposures greater than $1 million, which are generally reinsured with third parties, we observed a trend that was somewhat counter to the trend discussed above. In particular, given the number of large verdicts experienced by the industry we increased our reserves for these exposures resulting in a $44 million increase to gross losses. The effect of this increase was largely offset by a corresponding increase to the anticipated recoverables from our reinsurers. Our analysis of 2007 data indicates increased claims severity and frequency trends related to losses in both categories. We believe the recognition of these trends represents a cautious approach to what we are observing.

During the year ended December 31, 2006 we recognized net favorable development of $36.3 million related to our previously established (prior accident year) reserves, primarily to reflect reductions in our estimates of claim severity, within our retained layer of risk, for the 2002, 2003 and 2004 accident years. In 2006, we also recognized $12.4 million decrease to gross losses which was offset by a corresponding decrease to the recoverable from our reinsurer.

Assumptions used in establishing our reserve are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of our reserve, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made.

Underwriting, Acquisition and Insurance Expenses

$ in thousands

Underwriting, Acquisition and Insurance Expenses			Underwriting Expense Ratio		
Year Ended December 31			Year Ended December 31		
2007	2006	*Change*	**2007**	2006	*Change*
$ 106,751	$106,369	$ 382 *n/a*	**20.0%**	18.2%	1.8

Underwriting, operating and acquisition expenses remained fairly flat in 2007 as compared to 2006. The most significant changes between the two periods are an increase in stock based compensation costs ($3.6 million), a decrease in expenses related to guaranty fund assessments ($2.1 million), and lower acquisition expenses due to the decrease in premiums earned ($2.0 million).

The increase in underwriting expense ratio is primarily due to the effect of lower premium volume in 2007. The PIC Wisconsin acquisition has little effect on the underwriting expense ratio.

Underwriting, acquisition and insurance expenses include stock based compensation expense of approximately $8.3 million in 2007 and $4.7 million in 2006. In 2007, we awarded 100,000 vested options to our new CEO. The options were fully expensed in 2007, which increased underwriting expenses by $1.8 million and increased the 2007 underwriting expense ratio by 0.3 points. Also, $1.2 million of stock based compensation expense for 2007 relates to awards given to employees who are eligible for retirement as compared to $980,000 in 2006. Awards issued to retirement eligible employees are expensed when granted rather than over the vesting period of the award.

Net guaranty fund assessments totaled approximately $550,000 and $2.6 million for the years ended December 31, 2007 and 2006, respectively. The 2007 decrease reflects lower assessments during the year as well as a benefit of approximately $675,000 for amounts recouped from our insureds related to assessments from the Florida Insurance Guaranty Association, Inc. Guaranty Fund. Expenses for the years ended December 31, 2007 and 2006 included Florida assessments of $1.0 million and $2.3 million, respectively.

Interest Expense

Approximately $670,000 of the 2007 increase in interest expense is related to long term debt ($11.6 million) assumed in the PIC Wisconsin merger. Interest expense also increased because our Subordinated Debentures carry variable rates based on LIBOR and the average LIBOR reset rate for our debt increased an average of approximately half a percentage point in 2007 as compared to 2006. Interest expense by debt obligation is provided in the following table:

	In thousands Year Ended December 31		
	2007	2006	*Change*
Convertible Debentures	**$ 4,565**	$ 4,565	$ –
2032 Subordinated Debentures	**1,639**	1,535	104
2034 Subordinated Debentures	**4,625**	4,483	142
Surplus Notes	**1,138**	471	667
Other	**14**	19	(5)
	$ 11,981	$ 11,073	$ 908

Taxes

Our effective tax rate for each period is significantly lower than the 35% statutory rate because a considerable portion of our net investment income is tax-exempt. In 2007 our taxable income grew at a faster rate than did our tax-exempt income which increased our overall effective tax rate. The effect of tax-exempt income on our effective tax rate is shown in the table below:

	Year Ended December 31	
	2007	2006
Statutory rate	**35%**	35%
Tax-exempt income	**(7%)**	(8%)
Other	**1%**	1%
Effective tax rate	**29%**	28%

Effect of Acquisitions (2006–2005)

We acquired PIC Wisconsin effective August 1, 2006 and our results for the year ended December 31, 2006 include PIC Wisconsin results for the five-month period subsequent to the date of acquisition. Our operating results for 2005 do not include PIC Wisconsin results. Due to the short period since completion of the acquisition, the effect of the PIC Wisconsin acquisition on our 2006 results can be readily segregated and is separately presented in a number of the tables that follow.

We acquired NCRIC effective August 3, 2005 and our results for the year ended December 31, 2006 include NCRIC results for the entire period. Our results for the year ended December 31, 2005 include NCRIC results only for the five-month period subsequent to the date of acquisition. During 2006, as a means of effectively utilizing capital, a number of policies previously written by NCRIC have been renewed through our other insurance subsidiaries and NCRIC's administrative and operating functions have, in many instances, been combined with those of our other insurance operations. Consequently, the effect of the NCRIC acquisition cannot be readily segregated in 2006.

Results of Operations – Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Selected consolidated financial data for each period is summarized in the table below.

	$ in thousands Year Ended December 31		
	2006	2005	*Change*
Revenues:			
Gross premiums written	**$ 578,983**	$ 572,960	$ 6,023
Net premiums written	**$ 543,376**	$ 521,343	$ 22,033
Premiums earned	**$ 627,166**	$ 596,557	$ 30,609
Premiums ceded	**(44,099)**	(53,316)	9,217
Net premiums earned	**583,067**	543,241	39,826
Net investment income	**147,450**	98,293	49,157
Equity in earnings of unconsolidated subsidiaries	**2,339**	900	1,439
Net realized investment gains (losses)	**(1,199)**	912	(2,111)
Other income	**5,941**	4,604	1,337
Total revenues	**737,598**	647,950	89,648
Expenses:			
Losses and loss adjustment expenses	**475,997**	479,300	(3,303)
Reinsurance recoveries	**(32,668)**	(41,099)	8,431
Net losses and loss adjustment expenses	**443,329**	438,201	5,128
Underwriting, acquisition and insurance expenses	**106,369**	91,957	14,412
Interest expense	**11,073**	8,929	2,144
Total expenses	**560,771**	539,087	21,684
Income from continuing operations before income taxes	**176,827**	108,863	67,964
Income taxes	**49,843**	28,837	21,006
Income from continuing operations	**126,984**	80,026	46,958
Income from discontinued operations, net of tax	**109,441**	33,431	76,010
Net income	**$ 236,425**	$ 113,457	$122,968
Diluted earnings per share:			
Income from continuing operations	**$ 3.72**	$ 2.52	$ 1.20
Income from discontinued operations	**3.13**	1.02	2.11
Net income	**$ 6.85**	$ 3.54	$ 3.31
Continuing Operations:			
Net loss ratio	**76.0%**	80.7%	(4.7)
Underwriting expense ratio	**18.2%**	16.9%	1.3
Combined ratio	**94.2%**	97.6%	(3.4)
Operating ratio	**68.9%**	79.5%	(10.6)
Return on equity	**13.5%**	11.6%	1.9

Premiums

	$ in thousands				
	Year Ended December 31				
	2006	2005	*Change*		
Gross premiums written	**$ 578,983**	$ 572,960	*$*	*6,023*	*1%*
Premiums earned	**$ 627,166**	$ 596,557	*$*	*30,609*	*5%*
Premiums ceded	**(44,099)**	(53,316)		*9,217*	*(17%)*
Net premiums earned	**$ 583,067**	$ 543,241	*$*	*39,826*	*7%*

Gross Premiums Written

Gross premiums written increased in 2006 due to the acquisition of PIC Wisconsin in August 2006 and NCRIC in August 2005; however, reductions in premium from a more competitive market significantly mitigated overall premium growth. These results are consistent with our strategy to grow through selective acquisitions and to maintain our underwriting and pricing discipline in periods of market softening.

Physician premiums comprised 85% of total premiums in 2006 and 84% of total premiums in 2005.

	$ in thousands			
	Year Ended December 31			
	2006	2005	*Change*	
Physician Premiums*				
PRA pre-acquisition business	**$473,038**	$483,070	*$ (10,032)*	*(2%)*
PIC Wisconsin acquisition	**17,538**	–	*17,538*	*n/a*
	$490,576	$483,070	*$ 7,506*	*2%*

* *Exclusive of tail premiums*

The overall increase in physician premiums reflects additional premiums from the PIC Wisconsin and NCRIC acquisitions offset by a decrease in premiums written in our organic book of business. The decline in physician premiums in our organic book of business is attributable to several factors. In 2006, our rate increases were not at a level that would offset the effects of lost business. Loss costs have moderated somewhat and, as a result, we have implemented smaller rate increases than in prior years and have held rates constant or lowered rates in some markets.

Our average rate increase on physician renewals (exclusive of PIC Wisconsin) is approximately 3% for 2006 as compared to 11% for 2005. Premiums written for physician coverages have also declined due to an increasingly competitive landscape. In a number of our markets established providers have become more aggressive and new providers, including off-shore providers, self-insurance and risk retention groups, have begun to pursue business. The additional competition, which is frequently focused on price, has reduced both our retention rate and the amount of new business we have chosen to write. We are focused on marketing our policies based on our stability, strength and policyholder defense. However, we remain committed to an adequate rate structure and will continue our policy of foregoing business that cannot be written at our profit goals. Our overall retention rate (exclusive of PIC Wisconsin) for the number of standard physician risks that we insure is 84% for the year ended December 31, 2006 as compared to 85% for the year ended December 31, 2005. The competitive pricing in the marketplace makes it more difficult for us to attract new business.

Premiums written for non-physician coverages totaled $59.7 million for the year ended December 31, 2006 as compared to $60.9 million for the year ended December 31, 2005 and include premiums attributable to the PIC Wisconsin acquisition as follows:

	$ in thousands Year Ended December 31			
	2006	2005	*Change*	
Non-physician Premiums*				
Hospital coverages:				
PRA pre-acquisition business	**$ 29,426**	$ 36,475	*$ (7,049)*	*(19%)*
PIC Wisconsin acquisition	**4,068**	–	*4,068*	*n/a*
	$ 33,494	$ 36,475	*$ (2,981)*	*(8%)*
Other non-physician coverages:				
PRA pre-acquisition business	**24,775**	24,464	*311*	*1%*
PIC Wisconsin acquisition	**1,445**	–	*1,445*	*n/a*
	26,220	24,464	*1,756*	*7%*
	$ 59,714	$ 60,939	*$ (1,225)*	*(2%)*

* *Exclusive of tail premiums*

Excluding premiums written by PIC Wisconsin, the decline in hospital and facility coverages of $7.0 million is largely due to the nonrenewal of two large policies. This segment of business is highly price sensitive and individual policies for these coverages can carry large amounts of premiums. As in all our lines, we choose not to compete primarily on price because our focus is on maintaining adequate margins on the policies we sell. Thus, premiums for these coverages can fluctuate widely from period to period.

Extended reporting endorsement or "tail" policies are offered to insureds that are discontinuing their claims-made coverage with us. The amount of tail premium written in any annual period varies, but represented approximately 5% of total premiums in both 2006 and 2005. As competition in the medical professional liability industry has intensified, it is common for insurers to write prior acts coverage to new insureds, which has reduced the amount of tail premium that we write. Our preference is to sell less rather than more of this coverage since it represents a long-term liability with increased pricing risk. Tail premiums, exclusive of PIC Wisconsin, declined by approximately $1.9 million in 2006 as compared to 2005.

Premiums Earned

Because premiums are generally earned pro rata over the policy period, fluctuations in premiums earned tend to lag those of premiums written. Our policies generally carry a term of one year. Tail premiums are 100% earned in the period written because the policies insure only incidents that occurred in prior periods and are not cancellable.

In the twelve months that follow the acquisition of an insurance subsidiary, our premiums earned include premiums earned related to the subsidiary's unexpired policies on the date of acquisition (unearned premium). Such premiums are earned over the remaining term of the associated policy.

	$ in thousands Year Ended December 31			
	2006	2005	*Change*	
Premiums Earned				
PRA pre-acquisition business	**$592,975**	$596,557	*$ (3,582)*	*(1%)*
PIC Wisconsin acquisition	**34,191**	–	*34,191*	*n/a*
	$627,166	$596,557	*$ 30,609*	*5%*

Premiums earned for the year ended December 31, 2006 as compared to the same period in 2005 reflects the changes in written premiums that have occurred during 2006 and 2005, on a pro rata basis, as well as the premiums earned related to the unexpired policies acquired in the PIC Wisconsin and NCRIC transactions. Such additional earned premium approximated $38.3 million for the year ended December 31, 2006 and approximated $28.4 million for the year ended December 31, 2005.

Premiums Ceded

Premiums ceded represent the portion of earned premiums that we pay to our reinsurers for their assumption of a portion of our losses. The amount of premium that is due to our reinsurers is determined, in part, by the loss experience of the business ceded to them. We reduced ceded premiums by $10.5 million in 2006 to reflect changes in our estimates of the amount of reinsurance premiums due for certain prior accident years, based on the provisions of the reinsurance contracts and our estimates of the reinsured losses for those prior accident years. We also reduced ceded premiums in 2006 by $2.7 million related to the commutation of all of our outstanding reinsurance arrangements with the Converium group of companies. After adjustment for these two items, and excluding PIC Wisconsin, 2006 ceded premiums are 8.4% of 2006 earned premiums as compared to approximately 8.9% in 2005. The difference is largely due to improved loss experience relative to business we ceded to reinsurers in 2006 which resulted in a lower amount of ceded premium.

Net Investment Income, Net Realized Investment Gains (Losses); Equity (Loss) in Earnings of Unconsolidated Subsidiaries

Net Investment Income

	$ in thousands Year Ended December 31			
	2006	2005	*Change*	
Net investment income:				
'PRA pre-acquisition business	**$ 140,746**	$ 98,293	$ 42,453	43.2%
PIC Wisconsin acquisition	**6,704**	–	6,704	*n/a*
Consolidated	**$ 147,450**	$ 98,293	$ 49,157	50.0%

Net investment income is primarily derived from the interest income earned by our fixed maturity securities and includes interest income from short-term, trading portfolio and cash equivalent investments, dividend income from equity securities, earnings from other investments and increases in the cash surrender value of business owned executive life insurance contracts. Investment fees and expenses are deducted from investment income.

The increase in net investment income for the year 2006 as compared to 2005 is due to several factors, the most significant being higher average invested funds. The proceeds from the sale of the MEEMIC companies received in early January, the PIC Wisconsin and NCRIC mergers, and positive cash flow generated by our insurance operations significantly increased our average invested funds during 2006.

Rising market interest rates of the past several years have further contributed to the improvement in net investment income. We have been able to invest new and matured funds at higher rates and this has steadily increased the average yield of our portfolio. Our average yields for the years ended December 31, 2006 and 2005 are as follows:

	Year Ended December 31	
	2006	2005
Average income yield	**4.5%**	4.2%
Average tax equivalent income yield	**5.1%**	4.8%

Net investment income by investment category is as follows:

	In thousands Year Ended December 31 2006	 2005
Fixed maturities	**$ 130,335**	$ 90,496
Equities	**414**	773
Short-term investments	**15,567**	3,608
Other invested assets	**2,970**	4,145
Business owned life insurance	**2,285**	2,298
	151,571	101,320
Investment expenses	**(4,121)**	(3,027)
Net investment income	**$ 147,450**	$ 98,293

PIC Wisconsin investment income is almost entirely derived from fixed maturities. Other than the effect of PIC Wisconsin, the variations in the categories between years largely reflect growth of our investment portfolio and improved yields as already discussed. Income from short-term investments increased during 2006 largely because proceeds from the sale of our personal lines segment were invested in short term investments during most of 2006 which increased average invested balances, but also increased as a result of higher yields and additional income from PIC Wisconsin.

Net Realized Investment Gains (Losses)

The components of net realized investment gains (losses) are shown in the following table.

	In thousands Year Ended December 31 2006	 2005
Net gains (losses) from sales*	**$ 1,717**	$ 1,567
Other-than-temporary impairment losses	**(3,037)**	(768)
Trading portfolio gains (losses)	**121**	113
Net realized investment gains (losses)	**$ (1,199)**	$ 912

**Amounts for 2006 include PIC Wisconsin net gains (losses) of $761,000.*

Other-than-temporary impairment losses recognized during 2006 include $2.6 million related to our high-yield asset backed bond portfolio. In the latter part of the year market assumptions regarding default rates on asset backed securities increased leading to an indication of impairment for these securities.

Equity in Earnings (Loss) of Unconsolidated Subsidiaries

Equity in earnings (loss) of unconsolidated subsidiaries is derived from our ownership interests in non-pubic investment entities accounted for on the equity basis. One such entity reported higher earnings during 2006 as compared to 2005. Our income from these holdings varies from period to period.

	$ in thousands Year Ended December 31 2006	 2005	 *Change*	
Equity in earnings (loss) of unconsolidated subsidiaries	**$2,339**	$ 900	*$ 1,439*	*160%*

Losses and Loss Adjustment Expenses

The determination of calendar year losses involves the actuarial evaluation of incurred losses for the current accident year and the actuarial re-evaluation of incurred losses for prior accident years.

Accident year refers to the accounting period in which the insured event becomes a liability of the insurer. For occurrence policies the insured event becomes a liability when the event takes place; for claims-made policies the insured event generally becomes a liability when the event is first reported to the insurer. We believe that measuring losses on an accident year basis is the most indicative measure of the underlying profitability of the premiums earned in that period since it associates policy premiums earned with our estimate of the losses incurred related to those policy premiums. Calendar year results include the operating results for the current accident year and any changes in estimates related to prior accident years.

The following tables summarize net losses and net loss ratios for the years ended December 31, 2006 and 2005 by separating losses between the current accident year and all prior accident years.

In millions

	Net Losses			Net Loss Ratios*		
	Year Ended December 31			Year Ended December 31		
	2006	2005	*Change*	**2006**	2005	*Change*
Current accident year:						
PRA pre-acquisition business	**$ 445.3**	$ 461.2	$ (15.9)	**80.1%**	84.9%	(4.8)
PIC Wisconsin acquisition	**34.3**	–	34.3	**127.5%**	–	*n/a*
Consolidated	**$ 479.6**	$ 461.2	$ 18.4	**82.3%**	84.9%	(2.6)
Prior accident years, all PRA:	**$ (36.3)**	$ (23.0)	$ (13.3)	**(6.6%)**	(4.2%)	(2.4)
Calendar year:						
PRA pre-acquisition business	**$ 409.0**	$ 438.2	$ (29.2)	**73.5%**	80.7%	(7.2)
PIC Wisconsin acquisition	**34.3**	–	34.3	**127.5%**	–	*n/a*
Consolidated	**$ 443.3**	$ 438.2	$ 5.1	**76.0%**	80.7%	(4.7)

**Net losses as specified divided by net premiums earned.*

We focus on developing and maintaining adequate rates. Exclusive of PIC Wisconsin, as a percentage of net earned premiums (the net loss ratio) current accident year net losses have declined 4.8 points during 2006. This decline in the PRA current accident year net loss ratio is attributable to the improved rate adequacy of premiums earned in 2006. The decrease in the dollar amount of PRA current accident year net losses for 2006 principally reflects decreases in the number of insured risks in 2006 as compared to 2005.

PIC Wisconsin's current accident year net loss ratio is higher than that of our other subsidiaries for a number of reasons. PIC Wisconsin losses for prior accident years developed adversely during 2006, in the amount of $5.8 million. Because PIC Wisconsin was acquired by PRA during 2006, these losses are considered to be current year losses for PRA. As a result of this loss development, PIC Wisconsin incurred additional reinsurance expense under the retrospective premium provisions of its reinsurance contracts. The combination of increased net losses and reduced net premium resulted in an unusually high loss ratio. Rate increases have been implemented in an attempt to bring PIC Wisconsin's loss ratio to more acceptable levels.

During calendar year 2006 we recognized favorable development of $36.3 million related to our previously established (prior accident year) reserves, primarily to reflect reductions in our estimates of claim severity, within our retained layer of risk, for the 2002, 2003 and 2004 accident years. Over the past several years we have seen claims severity (i.e., the average size of a claim) increase at a rate slower than initially expected. Given both the long tailed nature of our business and the past volatility of claims, we are generally cautious in recognizing the impact of the underlying trends that lead to the recognition of favorable development. As we conclude that sufficient data with respect to these trends exists to credibly impact our actuarial analysis we take appropriate actions. In the case of the claims severity trends for 2002-2004, we believe it is appropriate to recognize the favorable impact of trends on prior period loss estimates while also remaining cautious about the past volatility of claims severity. While we have begun to see an increase in the number of larger verdicts being rendered this has not had a meaningful impact on the severity of claims within the first $1 million of risk.

During 2006, we have seen an increased number of verdicts in excess of the policy limits that we offer to our insureds. As a part of our reserving process we evaluate the likely outcomes from these verdicts giving consideration to appellate issues, coverage issues, potential recoveries from our insurance and reinsurance programs, and settlement discussions as well as our historical claims resolution practices. This information is then used in evaluating the overall adequacy of our reserve.

In the risk layers above $1 million, generally the business for which we purchase reinsurance, we recognized approximately $12.4 million of favorable development of gross losses, offset by a corresponding decrease in the recoverable from our reinsurers. Our 2006 analysis of the long-term data does indicate an overall improvement in the severity trends at this level, despite the increased frequency of verdicts in excess of policy limits, and we believe the amount of favorable development represents a cautious recognition of this trend within the excess layers.

Assumptions used in establishing our reserve are regularly reviewed and updated by management as new data becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of our reserve, even a small percentage adjustment to the assumptions can have a material effect on our results of operations for the period in which the change is made.

Two measures often used to gauge insurance operations are the paid to incurred ratio and the paid loss ratio. These ratios are affected by changes in the timing and volume of losses paid, which generally relate to losses incurred in prior periods, and by changes in the level of incurred losses (paid to incurred ratio) or the volume of premiums earned (the paid loss ratio) in the current calendar year. Our paid to incurred loss ratios for the years ended December 31, 2006 and 2005 are 62.0% and 51.6%, respectively. Our paid loss ratio for the years ended December 31, 2006 and 2005 are 47.2% and 41.6%, respectively.

Underwriting, Acquisition and Insurance Expenses

The increase in underwriting, acquisition and insurance expenses for 2006 reflects additional costs related to the addition of NCRIC and PIC Wisconsin operations, higher compensation costs, principally from the recognition of stock-based compensation costs, and an increase in guaranty fund assessments.

The increase in the underwriting expense ratio for 2006 is attributable to higher compensation costs referred to above and additionally the increase in guaranty fund assessments. The additional NCRIC and PIC Wisconsin expenses had little effect on the expense ratio due to the corresponding increase in earned premium resulting from the acquisition.

$ in thousands

	Underwriting, Acquisition and Insurance Expenses				Underwriting Expense Ratio		
	Year Ended December 31				Year Ended December 31		
	2006	2005	*Change*		2006	2005	*Change*
PRA pre-acquisition business	**$ 100,867**	$ 91,957	$ 8,910	*9.7%*	**18.1%**	16.9%	1.2
PIC Wisconsin acquisition	**5,502**	–	5,502	*n/a*	**20.5%**	–	*n/a*
Consolidated	**$ 106,369**	$ 91,957	$ 14,412	*15.7%*	**18.2%**	16.9%	1.3

On January 1, 2006 we adopted SFAS 123R which requires share-based compensation to be recognized at its fair value over the period in which employee services are provided. We previously valued stock option awards based on their intrinsic value which generally did not result in compensation expense related to those awards. Stock-based compensation expense increased our expenses by approximately $4.7 million (0.8% of net premiums earned) in 2006. Guaranty fund assessments were approximately $2.6 million (0.4% of net premiums earned) for 2006 as compared to approximately $226,000 for 2005. In 2006 we received assessments totaling $2.3 million from the Florida Insurance Guaranty Association, Inc. related to catastrophic weather events during the year 2004. We will endeavor to recoup this expense with a premium surcharge to our Florida insureds.

Interest Expense

Interest expense increased approximately $1.5 million during 2006 as compared to 2005 due to debt we assumed in our acquisitions of NCRIC (principal of $15.5 million in August 2005) and PIC Wisconsin (principal of $12.0 million in August 2006). Interest expense also increased because our Subordinated Debentures carry variable rates based on LIBOR and the LIBOR reset rate for our outstanding debt increased an average of approximately 2 percentage points in 2006 as compared to 2005. Interest expense by debt obligation is provided in the following table:

	In thousands Year Ended December 31		
	2006	2005	*Change*
Convertible Debentures	**$ 4,565**	$ 4,565	$ –
2032 Subordinated Debentures	**1,535**	509	1,026
2034 Subordinated Debentures	**4,483**	3,659	824
Surplus Notes	**471**	–	471
Other	**19**	196	(177)
	$ 11,073	$ 8,929	$ 2,144

Taxes

Our effective tax rate for each period is significantly lower than the 35% statutory rate because a considerable portion of our net investment income is tax-exempt. The effect of tax-exempt income on our effective tax rate is shown in the table below:

	Year Ended December 31	
	2006	2005
Statutory rate	**35%**	35%
Tax-exempt income	**(8%)**	(9%)
Other	**1%**	–
Effective tax rate	**28%**	26%

The increase in our 2006 effective tax rate is primarily the result of our tax-exempt income being a smaller percentage of total income than in prior periods.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We believe that we are principally exposed to three types of market risk related to our investment operations. These risks are interest rate risk, credit risk and equity price risk.

Interest Rate Risk

Our fixed maturities portfolio is exposed to interest rate risk. Fluctuations in interest rates have a direct impact on the market valuation of these securities. As interest rates rise, market values of fixed income portfolios fall and vice versa. Certain of the securities are held in an unrealized loss position; we have the current ability and intent to hold such securities until recovery of book value or maturity.

The following table summarizes estimated changes in the fair value of our available-for-sale and trading fixed maturity securities for specific hypothetical changes in interest rates as of December 31, 2007.

In millions, except duration

	December 31, 2007			December 31, 2006	
Interest Rates	**Portfolio Value**	**Change in Value**	**Effective Duration**	Portfolio Value	Effective Duration
200 basis point rise	**$ 2,961**	**$ (284)**	**4.62**	$ 2,911	4.31
100 basis point rise	**$ 3,103**	**$ (142)**	**4.52**	$ 3,057	4.20
Current rate *	**$ 3,245**	**$ –**	**4.13**	$ 3,185	3.89
100 basis point decline	**$ 3,374**	**$ 129**	**3.67**	$ 3,306	3.55
200 basis point decline	**$ 3,494**	**$ 249**	**3.48**	$ 3,422	3.51

**Current rates are as of December 31, 2007 and December 31, 2006.*

Computations of prospective effects of hypothetical interest rate changes are based on numerous assumptions, including the maintenance of the existing level and composition of fixed income security assets, and should not be relied on as indicative of future results.

Certain shortcomings are inherent in the method of analysis presented in the computation of the fair value of fixed rate instruments. Actual values may differ from those projections presented should market conditions vary from assumptions used in the calculation of the fair value of individual securities, including non-parallel shifts in the term structure of interest rates and changing individual issuer credit spreads.

ProAssurance's cash and short-term investment portfolio at December 31, 2007 was on a cost basis which approximates its fair value. This portfolio lacks significant interest rate sensitivity due to its short duration.

Credit Risk

We have exposure to credit risk primarily as a holder of fixed income securities. We control this exposure by emphasizing investment grade credit quality in the fixed income securities we purchase.

As of December 31, 2007, 98.4% of our fixed maturity securities are rated investment grade as determined by a nationally recognized statistical rating agency. We believe that this concentration in investment grade securities reduces our exposure to credit risk on these fixed income investments to an acceptable level. However, even investment grade securities can rapidly deteriorate and result in significant losses.

As of December 31, 2007, our fixed maturity securities include securities with a fair value of approximately $21.4 million (including unrealized losses of $1.1 million) that are supported by collateral we classify as sub-prime, of which approximately 68% are AAA rated, 26% are AA+, and 6% are A. Additionally, we have approximately $4.0 million (including unrealized losses of $3.3 million) of exposure to below investment grade fixed income securities with sub-prime exposure within a high-yield investment fund; the average rating of these securities is BB+. In 2007, we evaluated our exposure to the sub-prime market and determined that $6.5 million of writedowns were warranted for other-than-temporary impairments. We have no exposure to sub-prime loans through collateralized debt obligations.

Equity Price Risk

At December 31, 2007 the fair value of our investment in common stocks was $21.5 million. These securities are subject to equity price risk, which is defined as the potential for loss in fair value due to a decline in equity prices. The weighted average Beta of this group of securities is 0.97. Beta measures the price sensitivity of an equity security or group of equity securities to a change in the broader equity market, in this case the S&P 500 Index. If the value of the S&P 500 Index increased by 10%, the fair value of these securities would be expected to increase by 9.7% to $23.6 million. Conversely, a 10% decrease in the S&P 500 Index would imply a decrease of 9.7% in the fair value of these securities to $19.4 million. The selected hypothetical changes of plus or minus 10% do not reflect what could be considered the best or worst case scenarios and are used for illustrative purposes only.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA.

The Consolidated Financial Statements and Financial Statement Schedules of ProAssurance Corporation and subsidiaries listed in Item 15(a) have been included herein beginning on page 72. The Supplementary Financial Information required by Item 302 of Regulation S-K is included in Note 17 to the Consolidated Financial Statements of ProAssurance and its subsidiaries.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

Not Applicable.

ITEM 9A. CONTROLS AND PROCEDURES.

Disclosure Controls

Under the supervision and with the participation of management, including the Chief Executive Officer and Chief Financial Officer, the Company has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the fiscal year ended December 31, 2007. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that these controls and procedures are effective.

Disclosure controls and procedures are defined in Exchange Act Rule 13a-15(e) and include the Company's controls and other procedures that are designed to ensure that information, required to be disclosed by the Company in the reports that it files or submits under the Exchange Act, is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

Management's Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2007 based on the framework in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2007 and that there was no change in the Company's internal controls during the fiscal quarter then ended that has materially effected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Ernst & Young LLP, an independent registered public accounting firm, has audited the effectiveness of our internal controls over financial reporting as of December 31, 2007 as stated in their report which is included elsewhere herein.

ITEM 9B. OTHER INFORMATION.

None

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders of ProAssurance Corporation

We have audited ProAssurance Corporation and subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). ProAssurance Corporation and subsidiaries' management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, ProAssurance Corporation and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets as of December 31, 2007 and 2006, and the related consolidated statements of changes in capital, income and cash flow for each of the three years in the period ended December 31, 2007, of ProAssurance Corporation and subsidiaries and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Birmingham, Alabama
February 28, 2008

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT.

The information required by this Item regarding executive officers is included in Part I of the Form 10K (Pages 27 and 28) in accordance with Instruction 3 of the Instructions to Paragraph (b) of Item 401 of Regulation S-K.

The information required by this Item regarding directors is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2008 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 11, 2008.

ITEM 11. EXECUTIVE COMPENSATION.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2008 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 11, 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2008 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 11, 2008.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2008 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 11, 2008.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES.

The information required by this Item is incorporated by reference pursuant to General Instruction G (3) of Form 10K from ProAssurance's definitive proxy statement for the 2008 Annual Meeting of its Stockholders to be filed with the Securities and Exchange Commission pursuant to Regulation 14A on or before April 11, 2008.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a) Financial Statements. The following consolidated financial statements of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 8 of Part II of this report.

Report of Independent Auditors

Consolidated Balance Sheets – December 31, 2007 and 2006

Consolidated Statements of Changes in Capital – years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Income – years ended December 31, 2007, 2006 and 2005

Consolidated Statements of Cash Flow – years ended December 31, 2007, 2006 and 2005

Notes to Consolidated Financial Statements

Financial Statement Schedules. The following consolidated financial statement schedules of ProAssurance Corporation and subsidiaries are included herein in accordance with Item 14(d):

Schedule I – Summary of Investments – Other than Investments in Related Parties

Schedule II – Condensed Financial Information of ProAssurance Corporation (Registrant Only)

Schedule III – Supplementary Insurance Information

Schedule IV – Reinsurance

All other schedules to the consolidated financial statements required by Article 7 of Regulation S-X are not required under the related instructions or are inapplicable and therefore have been omitted.

(b) The exhibits required to be filed by Item 15(b) are listed herein in the Exhibit Index.

SIGNATURES

Pursuant to the requirements of Section 13 of 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on this the 28th day of February 2008.

PROASSURANCE CORPORATION

By: /s/ W. Stancil Starnes
W. Stancil Starnes

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/W. Stancil Starnes W. Stancil Starnes	Chief Executive Officer (Principal Executive Officer) and Director	February 28, 2008
/s/Edward L. Rand, Jr. Edward L. Rand, Jr.	Chief Financial Officer	February 28, 2008
/s/James J. Morello James J. Morello	Chief Accounting Officer	February 28, 2008
/s/A. Derrill Crowe, M.D. A. Derrill Crowe, M.D.	Chairman of the Board and Director	February 28, 2008
/s/Victor T. Adamo, Esq. Victor T. Adamo, Esq.	Director	February 28, 2008
/s/Paul R. Butrus Paul R. Butrus	Director	February 28, 2008
/s/Lucian F. Bloodworth Lucian F. Bloodworth	Director	February 28, 2008
/s/Robert E. Flowers, M.D. Robert E. Flowers, M.D.	Director	February 28, 2008
/s/William J. Listwan, M.D. William J. Listwan, M.D.	Director	February 28, 2008
/s/John J. McMahon, Jr., Esq. John J. McMahon, Jr., Esq.	Director	February 28, 2008
/s/Drayton Nabers, Jr. Drayton Nabers, Jr.	Director	February 28, 2008
/s/John P. North, Jr. John P. North, Jr.	Director	February 28, 2008
/s/Ann F. Putallaz, Ph.D. Ann F. Putallaz, Ph.D.	Director	February 28, 2008
/s/William H. Woodhams, M.D. William H. Woodhams, M.D.	Director	February 28, 2008
/s/Wilfred W. Yeargan, Jr., M.D. Wilfred W. Yeargan, Jr., M.D.	Director	February 28, 2008

ProAssurance Corporation and Subsidiaries
Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005

Table of Contents

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of ProAssurance Corporation

We have audited the accompanying consolidated balance sheets of ProAssurance Corporation and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of changes in capital, income and cash flow for each of the three years in the period ended December 31, 2007. Our audits also included the financial statement schedules listed in the Index at Item 15(a). These financial statements and schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ProAssurance Corporation and subsidiaries at December 31, 2007 and 2006, and the consolidated results of their operations and their cash flow for each of the three years in the period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedules, when considered in relation to the basic financial statements taken as a whole, present fairly in all material respects the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, ProAssurance Corporation changed its method of accounting for income taxes as of January 1, 2007 in accordance with adoption of Financial Accounting Standards Board Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of Statement of Financial Accounting Standards No. 109.*

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), ProAssurance Corporation's internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated February 28, 2008 expressed an unqualified opinion thereon.

Ernst & Young LLP

Birmingham, Alabama
February 28, 2008

ProAssurance Corporation and Subsidiaries
Consolidated Balance Sheets
(In thousands, except share data)

	December 31 2007	December 31 2006
Assets		
Investments		
Fixed maturities available for sale, at fair value	**$ 3,244,593**	$ 3,136,222
Fixed maturities, trading, at fair value	**-**	49,218
Equity securities, available for sale, at fair value	**7,597**	7,220
Equity securities, trading, at fair value	**14,173**	7,638
Short-term investments	**220,029**	184,280
Business owned life insurance	**61,509**	58,721
Investment in unconsolidated subsidiaries	**26,767**	9,331
Other	**54,939**	39,468
Total Investments	**3,629,607**	3,492,098
Cash and cash equivalents	**39,090**	29,146
Premiums receivable	**98,693**	113,023
Receivable from reinsurers on unpaid losses and loss adjustment expenses	**327,111**	370,763
Prepaid reinsurance premiums	**14,835**	18,954
Deferred taxes	**103,105**	112,201
Real estate, net	**24,004**	23,135
Other assets	**203,391**	183,533
Total Assets	**$ 4,439,836**	$ 4,342,853
Liabilities and Stockholders' Equity		
Liabilities		
Policy liabilities and accruals:		
Reserve for losses and loss adjustment expenses	**$ 2,559,707**	$ 2,607,148
Unearned premiums	**218,028**	253,773
Reinsurance premiums payable	**128,582**	106,176
Total Policy Liabilities	**2,906,317**	2,967,097
Other liabilities	**114,291**	78,032
Long-term debt	**164,158**	179,177
Total Liabilities	**3,184,766**	3,224,306
Commitments and contingencies	**-**	-
Stockholders' Equity		
Common stock, par value $0.01 per share 100,000,000 shares authorized, 33,570,685 and 33,398,028 shares issued, respectively	**336**	334
Additional paid-in capital	**505,923**	495,848
Accumulated other comprehensive income (loss), net of deferred tax expense (benefit) of $5,334 and $62, respectively	**9,902**	111
Retained earnings	**793,166**	622,310
	1,309,327	1,118,603
Treasury stock, at cost, 1,128,111 shares and 121,765 shares, respectively	**(54,257)**	(56)
Total Stockholders' Equity	**1,255,070**	1,118,547
Total Liabilities and Stockholders' Equity	**$ 4,439,836**	$ 4,342,853

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Changes in Capital
(In thousands)

	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Treasury Stock	Total
Balance at January 1, 2005	$ 293	$ 313,957	$ 24,397	$ 272,428	$ (56)	$ 611,019
Common shares issued for compensation	–	2,270	–	–	–	2,270
Equity issued in purchase transaction:						
Common shares issued	17	67,049	–	–	–	67,066
Fair value of options assumed	–	192	–	–	–	192
Net effect of stock options exercised	2	4,271	–	–	–	4,273
Comprehensive income:						
Other comprehensive income (loss) (see Note 11):						
Continuing operations	–	–	(28,063)	–	–	–
Discontinued operations	–	–	(5,168)	–	–	–
Income from continuing operations, net of tax	–	–	–	80,026	–	–
Income from discontinued operations, net of tax	–	–	–	33,431	–	–
Total comprehensive income, continuing operations	–	–	–	–	–	51,963
Total comprehensive income, discontinued operations	–	–	–	–	–	28,263
Balance at December 31, 2005	312	387,739	(8,834)	385,885	(56)	765,046
Common shares issued for compensation	1	3,162	–	–	–	3,163
Share-based compensation:						
Continuing operations	–	4,669	–	–	–	4,669
Discontinued operations	–	642	–	–	–	642
Common shares issued in purchase transaction	20	99,108	–	–	–	99,128
Net effect of stock options exercised	1	528	–	–	–	529
Comprehensive income:						
Other comprehensive income (loss) (see Note 11):						
Continuing operations	–	–	8,572	–	–	–
Discontinued operations	–	–	373	–	–	–
Income from continuing operations, net of tax	–	–	–	126,984	–	–
Income from discontinued operations, net of tax	–	–	–	109,441	–	–
Total comprehensive income, continuing operations	–	–	–	–	–	135,556
Total comprehensive income, discontinued operations	–	–	–	–	–	109,814
Balance at December 31, 2006	334	495,848	111	622,310	(56)	1,118,547
Cumulative effect of accounting change	–	–	–	2,670	–	2,670
Purchase of treasury shares	–	–	–	–	(54,201)	(54,201)
Common shares issued for compensation	1	3,249	–	–	–	3,250
Share-based compensation	–	8,326	–	–	–	8,326
Net effect of stock options exercised	1	(1,500)	–	–	–	(1,499)
Comprehensive income:						
Other comprehensive income (loss) (see Note 11)	–	–	9,791	–	–	–
Net income	–	–	–	168,186	–	–
Total comprehensive income	–	–	–	–	–	177,977
Balance at December 31, 2007	$ 336	$ 505,923	$ 9,902	$ 793,166	$ (54,257)	$1,255,070

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Income
(In thousands, except per share data)

	Year Ended December 31		
	2007	2006	2005
Revenues:			
Gross premiums written	**$ 549,074**	$ 578,983	$ 572,960
Net premiums written	**$ 506,397**	$ 543,376	$ 521,343
Premiums earned	**$ 585,310**	$ 627,166	$ 596,557
Premiums ceded	**(51,797)**	(44,099)	(53,316)
Net premiums earned	**533,513**	583,067	543,241
Net investment income	**171,308**	147,450	98,293
Equity in earnings (loss) of unconsolidated subsidiaries	**1,630**	2,339	900
Net realized investment gains (losses)	**(5,939)**	(1,199)	912
Other income	**5,556**	5,941	4,604
Total revenues	**706,068**	737,598	647,950
Expenses:			
Losses and loss adjustment expenses	**438,527**	475,997	479,300
Reinsurance recoveries	**(87,530)**	(32,668)	(41,099)
Net losses and loss adjustment expenses	**350,997**	443,329	438,201
Underwriting, acquisition and insurance expenses	**106,751**	106,369	91,957
Interest expense	**11,981**	11,073	8,929
Total expenses	**469,729**	560,771	539,087
Income from continuing operations before income taxes	**236,339**	176,827	108,863
Provision for income taxes:			
Current expense (benefit)	**64,329**	48,456	28,130
Deferred expense (benefit)	**3,824**	1,387	707
	68,153	49,843	28,837
Income from continuing operations	**168,186**	126,984	80,026
Income from discontinued operations, net of tax	**–**	109,441	33,431
Net income	**$ 168,186**	$ 236,425	$ 113,457
Basic earnings per share:			
Income from continuing operations	**$ 5.10**	$ 3.96	$ 2.66
Income from discontinued operations	**–**	3.42	1.11
Net income	**$ 5.10**	$ 7.38	$ 3.77
Diluted earnings per share:			
Income from continuing operations	**$ 4.78**	$ 3.72	$ 2.52
Income from discontinued operations	**–**	3.13	1.02
Net income	**$ 4.78**	$ 6.85	$ 3.54
Weighted average number of common shares outstanding:			
Basic	**32,960**	32,044	30,049
Diluted	**35,823**	34,925	32,908

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(In thousands)

	Year Ended December 31		
	2007	2006	2005
Continuing Operations:			
Operating Activities			
Net income	**$ 168,186**	$ 236,425	$ 113,457
Income from discontinued operations, net of tax	**–**	(109,441)	(33,431)
Adjustments to reconcile income to net cash provided by operating activities:			
Amortization	**12,587**	14,664	20,274
Depreciation	**3,500**	4,164	3,727
Increase in cash surrender value of business owned life insurance	**(1,889)**	(2,285)	(2,298)
Net realized investment (gains) losses	**5,939**	1,199	(912)
Net (purchases) sales of trading portfolio securities	**42,683**	(51,585)	(917)
Share-based compensation	**8,326**	4,669	–
Deferred income taxes	**3,824**	1,387	707
Policy acquisition costs deferred, net of related amortization	**1,643**	2,845	(1,002)
Taxes paid related to gain on sale of discontinued operations	**–**	(54,565)	–
Other	**(4,839)**	516	(701)
Changes in assets and liabilities:			
Premiums receivable	**14,330**	17,868	19,104
Receivable from reinsurers	**43,652**	14,122	(10,553)
Prepaid reinsurance premiums	**4,119**	7,817	1,119
Other assets	**(24,767)**	(19,017)	(1,272)
Reserve for losses and loss adjustment expenses	**(47,441)**	154,274	222,643
Unearned premiums	**(35,745)**	(48,130)	(23,514)
Reinsurance premiums payable	**22,406**	642	14,182
Other liabilities	**27,592**	7,261	2,977
Net cash provided by operating activities of continuing operations	**244,106**	182,830	323,590
Investing Activities			
Purchases of:			
Fixed maturities available for sale	**(1,394,695)**	(2,384,986)	(900,481)
Equity securities available for sale	**(948)**	(407)	(777)
Other investments	**(551)**	(25,364)	(2,386)
Cash investment in unconsolidated subsidiaries	**(15,806)**	–	–
Proceeds from sale or maturities of:			
Fixed maturities available for sale	**1,276,191**	1,873,041	597,472
Equity securities available for sale	**270**	38,801	44,773
Other investments	**10,443**	25,074	–
Net (increase) decrease in short-term investments	**(35,749)**	(83,415)	(51,903)
Cash proceeds, net of sales expenses of $4,080, from sale of personal lines operations	**–**	371,037	–
Other	**(5,610)**	(3,426)	(124)
Net cash used by investing activities of continuing operations	**(166,455)**	(189,645)	(313,426)
Financing Activities			
Repayment of long-term debt	**(15,464)**	–	–
Repurchase of treasury shares	**(54,201)**	–	–
Other	**1,958**	1,455	3,644
Net cash provided by (used by) financing activities of continuing operations	**(67,707)**	1,455	3,644
Increase (decrease) in cash and cash equivalents	**9,944**	(5,360)	13,808
Cash and cash equivalents at beginning at period	**29,146**	34,506	20,698
Cash and cash equivalents at end of period	**$ 39,090**	$ 29,146	$ 34,506

(continued)

See accompanying notes.

ProAssurance Corporation and Subsidiaries
Consolidated Statements of Cash Flow
(In thousands)

	Year Ended December 31		
	2007	2006	2005
Discontinued Operations:			
Net cash provided by (used in) operating activities of discontinued operations	$ –	$ –	$ 40,920
Net cash provided by (used in) investing activities of discontinued operations	–	–	2,415
Net cash provided by (used in) financing activities of discontinued operations	–	–	–
Increase (decrease) in cash and cash equivalents	–	–	43,335
Cash and cash equivalents at beginning of period	–	–	9,386
Cash and cash equivalents at end of period	$ –	$ –	$ 52,721
Supplemental Disclosure of Cash Flow Information:			
Net cash paid (received) during the year for income taxes:			
Continuing operations	**$ 45,249**	$ 95,748	$ 25,998
Discontinued operations	$ –	$ –	$ 15,528
Cash paid during the year for interest:			
Continuing operations	**$ 10,956**	$ 10,192	$ 8,034
Discontinued operations	$ –	$ –	$ –
Significant non-cash transactions:			
Fixed maturities securities received as proceeds from sale of discontinued operations	$ –	$ 24,819	$ –
Fixed maturities securities transferred, at fair value, to other investments	**$ 34,732**	$ –	$ –
Common shares issued in acquisition	$ –	$ 99,128	$ 67,066

See accompanying notes.

1. Accounting Policies

Organization and Nature of Business

ProAssurance Corporation (ProAssurance or PRA), a Delaware corporation, is an insurance holding company for wholly-owned specialty property and casualty insurance companies that principally provide professional liability insurance. for providers of health care services, and to a lesser extent, providers of legal services. ProAssurance operates in the United States of America (U.S.), principally in the Mid-Atlantic, Midwest and South. ProAssurance's operations are in a single reportable segment.

Segment Information / Discontinued Operations

In January 2006 ProAssurance sold its Personal Lines Division consisting of its wholly-owned subsidiaries, MEEMIC Insurance Company, Inc. and MEEMIC Insurance Services (collectively, the MEEMIC Companies). The MEEMIC Companies were formerly considered as a separate reportable industry segment. In accordance with Statement of Financial Accounting Standard (SFAS) No. 144 *Accounting for the Impairment or Disposal of Long-lived Assets,* ProAssurance's personal lines operations have been classified in this report as discontinued operations in all periods presented. See Note 3 for further discussion of discontinued operations.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of ProAssurance Corporation and its wholly-owned subsidiaries. Investments in entities where ProAssurance holds a greater than minor interest but does not hold a controlling interest are accounted for using the equity method. All significant intercompany accounts and transactions are eliminated in consolidation.

Basis of Presentation

The preparation of financial statements in accordance with accounting principles generally accepted in the United States (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Reclassifications

In 2007, due to the increased significance of the amounts involved, ProAssurance has separately reported its investments in unconsolidated subsidiaries and its equity in the earnings of unconsolidated subsidiaries. Previously, investments in unconsolidated subsidiaries were included as a component of other investments and earnings of unconsolidated subsidiaries were considered as a component of net investment income. Prior period balances in this report have been reclassified to conform to the 2007 presentation. The reclassification had no effect on income from continuing operations, net income or total assets.

Accounting Policies

The significant accounting policies followed by ProAssurance in making estimates that materially affect financial reporting are summarized in these notes to the consolidated financial statements.

1. Accounting Policies (continued)

Investments; Investment in Unconsolidated Subsidiaries

Fixed Maturities and Equity Securities

Fair Values

Fair values for fixed maturity and equity securities are based on quoted market prices, where available. For fixed maturity and equity securities not actively traded, fair values are estimated using values obtained from independent pricing services.

Valuations of securities obtained from pricing services are reviewed for accuracy based upon the specifics of the security, including class, maturity, credit rating, durations, collateral, and comparable markets for similar securities.

Asset backed security valuations are subject to prospective adjustments in yield due to changes in prepayment assumptions. Under the prospective method, the recalculated effective yield will equate the carrying amount of the investment to the present value of the anticipated future cash flows. The recalculated yield is then used to accrue income on the investment balance for subsequent accounting periods.

Asset backed securities that have been impaired due to credit or are below investment grade quality are accounted for under the effective yield method discussed in FASB Emerging Issues Task Force (EITF) 99-20, *"Recognition of Interest Income and Impairment on Purchased and Retained Beneficial Interests in Securitized Financial Assets"*. Under the effective yield method estimates of cash flows expected over the life of asset backed securities are updated quarterly. If there are adverse changes in cash flow projections, considering timing and amount, an other-than-temporary impairment loss is recognized.

Fixed maturities and equity securities are considered as either available-for-sale or trading securities.

Available for Sale

Available-for-sale securities are carried at fair value, and unrealized gains and losses on such available-for-sale securities are included, net of related tax effects, in Stockholders' Equity as a component of Accumulated Other Comprehensive Income (Loss).

Investment income includes amortization of premium and accretion of discount related to debt securities acquired at other than par value. Debt securities and mandatorily redeemable preferred stock with maturities beyond one year when purchased are classified as fixed maturities.

Trading

Trading portfolio securities are carried at fair value with the holding gains and losses included in realized investment gains and losses in the current period.

Short-term Investments

Short-term investments, which have an original maturity of one year or less, are primarily comprised of investments in U.S. Treasury obligations and commercial paper. All balances are reported at amortized cost, which approximates fair value.

Other Investments; Investment in Unconsolidated Subsidiaries

Investments in limited partnerships/liability companies where ProAssurance has virtually no influence over the operating and financial policies of an investee are accounted for using the cost method. Investments in limited partnerships/liability companies where ProAssurance is deemed to have influence because it holds a greater than minor interest are accounted for using the equity method.

Other Investments are primarily comprised of equity interests in non-public investment funds, accounted for using the cost method. In 2007, Other Investments also includes available-for-sale fixed

1. Accounting Policies (continued)

maturity securities accounted for at fair value in which ProAssurance maintains a direct beneficial interest but that are held by a separate investment entity.

Investments in unconsolidated subsidiaries consist of ownership interests in non-public investment funds that are accounted for using the equity method.

Business Owned Life Insurance (BOLI)

ProAssurance owns life insurance contracts on certain management employees. The life insurance contracts are carried at their current cash surrender value. Changes in the cash surrender value are included in income in the current period as investment income. Death proceeds from the contracts are recorded when the proceeds become payable under the policy terms.

Realized Gains and Losses

Realized investment gains and losses are recognized on the specific identification basis.

Other-than-temporary Impairments

In accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," ProAssurance evaluates its investment securities on at least a quarterly basis for declines in fair value below cost for the purpose of determining whether these declines represent other-than-temporary declines. A decline in the fair value of a security below cost judged to be other-than-temporary is recognized as a loss in the then current period and reduces the cost basis of the security. In subsequent periods, ProAssurance measures any gain or loss or decline in value against the adjusted cost basis of the security. The following factors are among those considered in determining whether an investment's decline is other-than-temporary:

- the extent to which the fair value of the security is less than its cost basis,
- the length of time for which the fair value of the security has been less than its cost basis,
- the financial condition and near-term prospects of the security's issuer, taking into consideration the economic prospects of the issuer's industry and geographical region, to the extent that information is publicly available, and
- ProAssurance's ability and intent to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value.

<u>Cash and Cash Equivalents</u>

For purposes of the consolidated balance sheets and statements of cash flow, ProAssurance considers all demand deposits and overnight investments to be cash equivalents.

<u>Real Estate</u>

Real Estate balances are reported at cost or, for properties acquired in business combinations, estimated fair value on the date of acquisition, less accumulated depreciation. Real estate consists of properties primarily in use as corporate offices and land held for sale of $2.1 million. Depreciation is computed over the estimated useful lives of the related property using the straight-line method. Excess office capacity is leased or made available for lease; rental income is included in other income and real estate expenses are included in underwriting, acquisition and insurance expenses.

1. Accounting Policies (continued)

Real estate accumulated depreciation is approximately $13.6 million and $12.5 million at December 31, 2007 and 2006, respectively. Real estate depreciation expense for the three years ended December 31, 2007, 2006 and 2005 is $1.1 million, $1.3 million and $1.2 million, respectively.

Reinsurance

ProAssurance enters into reinsurance agreements whereby other insurance entities agree to assume a portion of the risk associated with the policies issued by ProAssurance. In return, ProAssurance agrees to pay a premium to the reinsurer. ProAssurance purchases (cedes) reinsurance to provide for greater diversification of business and to allow management to control exposure to potential losses arising from large risks.

Receivable from Reinsurers is the estimated amount of future loss payments that will be recoverable from reinsurers. Reinsurance Recoveries are the portion of losses incurred during the period that are estimated to be allocable to reinsurers. Premiums ceded are the estimated premiums that will be due to reinsurers with respect to premiums earned and losses incurred during the period.

These estimates are based upon management's estimates of ultimate losses and the portion of those losses that are allocable to reinsurers under the terms of the related reinsurance agreements. Given the uncertainty of the ultimate amounts of losses, these estimates may vary significantly from the eventual outcome. Management regularly reviews these estimates and any adjustments necessary are reflected in the period in which the estimate is changed. Due to the size of the receivable from reinsurers, even a small adjustment to the estimates could have a material effect on ProAssurance's results of operations for the period in which the change is made.

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. Any amount determined to be uncollectible is written off in the period in which the uncollectible amount is identified.

Goodwill

Intangible assets consist primarily of the excess of cost over the fair value of net assets acquired (i.e., goodwill). In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", goodwill is not amortized. Goodwill is tested annually for impairment. ProAssurance regularly reviews its goodwill and other intangibles to determine if any adverse conditions exist that could indicate impairment. Conditions that could trigger impairment include, but are not limited to, a significant adverse change in legal factors or business climate that could affect the value of an asset or an adverse action or assessment by a regulator. ProAssurance does not believe that any of its recorded goodwill or intangible assets has suffered impairment. Goodwill of $72.2 million is included as a component of Other Assets.

Deferred Policy Acquisition Costs

Costs that vary with and are directly related to the production of new and renewal premiums (primarily premium taxes, commissions and underwriting salaries) are deferred to the extent they are recoverable against unearned premiums and are amortized as related premiums are earned. Deferred Policy Acquisition Costs are included in the Consolidated Balance Sheets as a component of Other Assets.

Reserve for Losses and Loss Adjustment Expenses

ProAssurance establishes its reserve for losses and loss adjustment expenses (reserve for losses) based on estimates of the future amounts necessary to pay claims and expenses (losses) associated with the investigation and settlement of claims. The reserve for losses is determined on the basis of individual claims and payments thereon as well as actuarially determined estimates of future

1. Accounting Policies (continued)

losses based on past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends, judicial trends, legislative changes and settlement patterns.

External actuaries review the reserve for losses of each insurance subsidiary at least semi-annually. ProAssurance considers the views of the external actuaries as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims, loss retention levels and premium rates in establishing its reserves. Estimating casualty insurance reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. Reserve estimates and the assumptions on which these estimates are predicated are regularly reviewed and updated as new information becomes available. Any adjustments necessary are reflected in then current operations. Due to the size of ProAssurance's reserve for losses, even a small percentage adjustment to these estimates could have a material effect on earnings in the period in which the adjustment is made.

The effect of adjustments made to reinsured losses is mitigated by the corresponding adjustment that is made to reinsurance recoveries. Thus, in any given year, ProAssurance may make significant adjustments to gross losses that have little effect on its net losses.

Recognition of Revenues

Insurance premiums are recognized as revenues pro rata over the terms of the policies, which are generally one year in duration.

Share-Based Compensation

In 2007 and 2006, ProAssurance recognized compensation cost for share-based payments (including stock options and performance shares) under the recognition and measurement principles (modified prospective method) of SFAS 123 (revised 2004) *Share-Based Payment* (SFAS 123(R)). Compensation cost for awards that were granted prior to January 1, 2006 and had not yet vested on January 1, 2006 is recognized over the remaining service period related to those awards, based on amounts, including grant-date fair values, previously reported in SFAS 123 pro forma disclosures. Compensation cost for awards granted after January 1, 2006 is recognized based on the grant-date fair value of the award over the relevant service period of the award; for awards that vest in increments (graded vesting), compensation cost is recognized over the relevant service period for each separately vested portion of the award. Note 12 provides detailed information regarding the determination of grant date fair values.

In 2005, ProAssurance recognized compensation cost for option awards under the intrinsic-value provisions set forth in Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, and related Interpretations (collectively referred to as APB 25) as permitted by SFAS 123. No compensation cost is generally recognized under APB 25 since ProAssurance options are granted with an exercise price equal to the fair value of ProAssurance's common shares on the date of grant.

In 2007 and 2006, "excess tax benefits" (tax deductions realized in excess of the compensation costs recognized for the exercise of the awards, multiplied by the incremental tax rate) are reported as financing cash inflows. In 2005, "excess tax benefits" are included within operating cash flows.

Income Taxes

ProAssurance files a consolidated federal income tax return. Deferred income taxes are provided for temporary differences between financial and income tax reporting relating primarily to unrealized gains on securities, discounting of losses for income tax reporting, and the limitation of the unearned premiums deduction for income tax reporting. ProAssurance recognizes tax-related interest and penalties as components of tax expense.

1. Accounting Policies (continued)

Accounting Changes

In December 2007 the Financial Accounting Standards Board (FASB) issued SFAS 160, *Noncontrolling Interests in Consolidated Financial Statements* (SFAS 160). SFAS 160 amends Accounting Research Bulletin (ARB) 51 to establish accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The Statement is effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2008. Earlier adoption is prohibited. ProAssurance will adopt the Statement on its effective date. Adoption is not expected to have a significant effect on ProAssurance's results of operations or financial position.

In December 2007 the FASB issued SFAS 141 (Revised 2007) *Business Combinations (SFAS 141R). SFAS 141R* replaces FASB Statement No. 141, *Business Combinations,* but retains the fundamental requirement in SFAS 141 that the acquisition method (referred to as the *purchase* method in SFAS 141) of accounting be used for all business combinations. SFAS 141R provides new or additional guidance with respect to business combinations including: defining the acquirer in a transaction, the valuation of assets and liabilities when noncontrolling interests exist, the treatment of contingent consideration, the treatment of costs incurred to effect the acquisition, the treatment of reorganization costs, and the valuation of assets and liabilities when the purchase price is below the net fair value of assets acquired. SFAS 141R applies prospectively to business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2008. Earlier adoption is prohibited. ProAssurance will adopt the Statement on its effective date.

In February 2007, the FASB issued SFAS 159, *The Fair Value Option for Financial Assets and Financial Liabilities – Including an Amendment of FASB Statement No. 115* (SFAS 159). SFAS 159 allows many financial assets and liabilities and other items to be reported at fair value that are not currently measured at fair value. Unrealized gains and losses on items for which the fair value has been elected would be reported in earnings at each subsequent reporting date. SFAS 159 also establishes new disclosure requirements with respect to fair values. SFAS 159 is effective for fiscal years beginning after November 15, 2007, unless early adopted. ProAssurance will adopt SFAS 159 on its effective date. ProAssurance does not plan to select the fair value alternative for financial assets or liabilities that are not currently measured at fair value and does not expect adoption to have an effect on its results of operations or financial condition.

In September 2006, the FASB issued SFAS 157, *Fair Value Measurements* (SFAS 157). The standard establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. SFAS 157 is applicable to other accounting pronouncements that require or permit fair value measurements but does not require any new fair value measurements. The statement is effective for fiscal years beginning after November 15, 2007, unless early adopted. ProAssurance will adopt SFAS 157 on its effective date, and does not expect the implementation of SFAS 157 to have a material effect on its results of operations or financial condition.

In June 2006, the FASB issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FAS 109, Accounting for Income Taxes* (FIN 48), to create a single model to address accounting for uncertainty in tax positions. FIN 48 clarifies the accounting for income taxes by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 also provides guidance on derecognition, measurement, classification, interest and penalties, accounting for interim periods, disclosure and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. ProAssurance adopted FIN 48 as of January 1, 2007. The cumulative effect of adopting FIN 48 reduced tax liabilities and increased retained earnings by $2.7 million. The disclosures required by FIN 48 are provided in Note 6.

1. Accounting Policies (continued)

On December 16, 2004 the FASB issued SFAS 123(R) *Share-Based Payment*, which is a revision of SFAS 123, which superseded APB 25, and amends SFAS 95, *Statement of Cash Flows*. ProAssurance adopted SFAS 123(R) on its effective date, January 1, 2006, using the modified prospective method permitted by the statement, which does not require restatement of prior periods nor recognition of a cumulative effect of adoption. Information regarding the effect of adoption is provided in Note 12.

2. Acquisitions

ProAssurance acquired 100% of the outstanding shares of Physicians Insurance Company of Wisconsin, Inc. (PIC Wisconsin) on August 1, 2006 and acquired 100% of the outstanding shares of NCRIC Corporation (NCRIC) on August 3, 2005, as a means of expanding its operations geographically. PIC Wisconsin is an insurance company that focuses on medical professional liability insurance. PIC Wisconsin's largest premium states are Wisconsin and Iowa. NCRIC is a holding company; its primary subsidiary is NCRIC, Inc., an insurance company also focused on providing medical professional liability insurance. NCRIC, Inc.'s premium revenues are concentrated in the District of Columbia and adjacent states.

Both acquisitions were stock-for-stock transactions accounted for as purchase transactions in accordance with SFAS 141. In the PIC Wisconsin transaction ProAssurance issued approximately 2.0 million common shares which were valued in the determination of the purchase price at $49.76 per share, which is the average PRA share price for three days before and after July 31, 2006, the date on which the number of shares issued in the transaction was determined. In the NCRIC transaction, PRA issued approximately 1.7 million common shares which were valued in the determination of the purchase price at $40.54 per share, which is the average PRA share price for three days before and after February 28, 2005 (the date the terms of the acquisition were agreed to and publicly announced). In both transactions, the purchase price was allocated to the assets acquired and liabilities assumed based on estimates of their respective fair values at the date of acquisition. Goodwill of $42.7 million (PIC Wisconsin) and $25.0 million (NCRIC) was recognized equal to the excess of the purchase price over the fair values of the identifiable net assets acquired. The goodwill is not expected to be tax deductible.

The following chart summarizes the total cost of the acquisitions and the allocation of the purchase price (in millions):

	PIC Wisconsin	NCRIC
Aggregate Purchase Price:		
Fair value of ProAssurance common shares issued	$ 99.1	$ 67.1
Other acquisition costs	4.6	4.1
Aggregate purchase price	$ 103.7	$ 71.2
Assets (liabilities) acquired, at fair value:		
Fixed maturities, available for sale	$ 199.3	$ 185.0
Equity securities, available for sale	34.4	27.8
Short-term investments	7.8	3.2
Premiums receivable	24.3	9.1
Receivable from reinsurers on unpaid losses and loss adjustment expenses	57.2	43.5
Other assets	45.4	46.7
Reserve for losses and loss adjustment expenses	(228.4)	(183.2)
Unearned premiums	(37.6)	(39.2)
Long-term debt	(11.6)	(15.5)
Liability for judgment	-	(19.5)
Other liabilities	(29.8)	(11.7)
Fair value of net assets acquired	$ 61.0	$ 46.2

2. Acquisitions (continued)

The fair values of the reserves for losses and related reinsurance recoverables (the net loss reserves) acquired in the PIC Wisconsin and NCRIC transactions were estimated as of the dates of acquisition based on present value of the expected underlying net cash flows, and include a profit margin and a risk premium.

Each company's historical undiscounted loss reserve, which had been determined based on a recent actuarial review, was discounted to present value assuming payment patterns actuarially developed from the historical loss data of each company. The discount rates used, 4.86% for PIC Wisconsin and 4.31% for NCRIC, approximate the risk-free treasury rate on the acquisition date for maturities similar to the estimated duration of the reserve being valued. For each estimate an expected profit margin of 5% was applied to the discounted loss reserves which is consistent with management's understanding of the returns anticipated by the reinsurance market (the reinsurance market representing a willing partner in the purchase of loss reserves). Additionally, in consideration of the long-tail nature and the related high degree of uncertainty of such loss reserves, an estimated risk premium of 5% was also applied to the discounted loss reserves. In both instances, the calculation resulted in a fair value estimate which was not materially different than the historical loss reserves and therefore did not result in an adjustment to the historical reserve amount.

3. Discontinued Operations

Effective January 1, 2006 ProAssurance sold its wholly owned subsidiaries, MEEMIC Insurance Company and MEEMIC Insurance Services (collectively, the MEEMIC Companies) to Motors Insurance Corporation, a subsidiary of GMAC Insurance Holdings, Inc., for total consideration of $400 million before taxes and transaction expenses. The MEEMIC Companies were the only active entities of ProAssurance's personal lines operations.

On December 28, 2005, ProAssurance sold ConsiCare, a non-insurance subsidiary acquired August 3, 2005 in the NCRIC transaction, for approximately $1.7 million. No gain or loss was recognized related to the sale because the carrying value for ConsiCare's net assets approximated the sales price less sale expenses.

In accordance with SFAS 144, the assets, liabilities and operating results attributed to the personal lines operations and the operating results of ConsiCare are reported as discontinued operations in the Consolidated Financial Statements.

The following tables provide detailed information regarding the financial statement lines identified as discontinued operations.

	2007	2006	2005
		In thousands	
Personal Lines results:			
Net premiums earned	$ –	$ –	$187,903
Net investment income	–	–	12,817
Other revenues	–	–	2,871
Net losses and loss adjustment expenses	–	–	(110,929)
Underwriting, acquisition and insurance expenses	–	–	(43,323)
Gain from sale of discontinued operations	–	164,006	–
Provision for income taxes	–	(54,565)	(15,805)
Personal lines results, net of tax	–	109,441	33,534
ConsiCare results, net of tax	–	–	(103)
Income from discontinued operations, net of tax	$ –	$ 109,441	$ 33,431

4. Investments

The amortized cost and estimated fair value of available-for-sale fixed maturities and equity securities are as follows:

	December 31, 2007			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	In thousands			
Fixed Maturities				
U.S. treasury securities	$ 107,027	$ 2,811	$ (12)	$ 109,826
Government-sponsored enterprises	179,603	2,440	(33)	182,010
State and municipal bonds	1,328,410	15,174	(2,088)	1,341,496
Corporate bonds	659,057	6,551	(9,675)	655,933
Asset-backed securities	952,043	10,270	(6,985)	955,328
	3,226,140	37,246	(18,793)	3,244,593
Equity securities	4,985	2,724	(112)	7,597
	$ 3,231,125	$ 39,970	$ (18,905)	$ 3,252,190

	December 31, 2006			
	Cost or Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
	In thousands			
Fixed Maturities				
U.S. treasury securities	$ 57,400	$ 105	$ (528)	$ 56,977
Government-sponsored enterprises	232,193	129	(1,373)	230,949
State and municipal bonds	1,190,651	10,497	(2,921)	1,198,227
Corporate bonds	629,809	4,356	(9,162)	625,003
Asset-backed securities	1,028,595	7,638	(11,167)	1,025,066
	3,138,648	22,725	(25,151)	3,136,222
Equity securities	4,618	2,602	–	7,220
	$ 3,143,266	$ 25,327	$ (25,151)	$ 3,143,442

The following table provides summarized information with respect to available-for-sale securities held in an unrealized loss position at December 31, 2007, including the length of time the securities have been held in a continuous unrealized loss position.

	December 31, 2007					
	Total		Less than 12 months		More than 12 months	
	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss	Fair Value	Unrealized Loss
	In thousands					
Fixed maturities, available for sale						
U.S. treasury securities	$ 4,025	$ (12)	$ –	$ –	$ 4,025	$ (12)
Government-sponsored enterprises	23,469	(33)	–	–	23,469	(33)
State and municipal bonds	234,925	(2,088)	153,844	(1,499)	81,081	(589)
Corporate bonds	346,537	(9,675)	116,874	(3,747)	229,663	(5,928)
Asset-backed securities	403,023	(6,985)	81,305	(2,856)	321,718	(4,129)
	1,011,979	(18,793)	352,023	(8,102)	659,956	(10,691)
Equity securities, available for sale	1,026	(112)	1,026	(112)	–	–
Available for sale securities held with unrealized losses	$ 1,013,005	$ (18,905)	$ 353,049	$ (8,214)	$ 659,956	$ (10,691)

4. Investments (continued)

After an evaluation of each security, management concluded that these securities have not suffered an other-than-temporary impairment in value that had not otherwise been recognized. Of the fixed maturity unrealized losses aggregated in the above table, 85% are considered to be interest rate related. Each fixed maturity security has paid all scheduled contractual payments. Management believes that each issuer has the capacity to meet the remaining contractual obligations of the security, including payment at maturity. In total, there are approximately 679 fixed maturity securities in an unrealized loss position. Management considers the unrealized loss on nine of those securities to be credit related; the unrealized losses related to these securities total approximately $2.8 million. The single greatest credit-related unrealized loss position approximates $610,000; the second greatest credit-related unrealized loss position is an unrealized loss of approximately $524,000. Management believes each of the equity securities in an unrealized loss position, given the characteristics of the underlying company, industry, and price volatility of the security, has a reasonable probability of being valued at or above book value in the near term.

Management has the intent and believes ProAssurance has the ability, due to the duration of ProAssurance's overall portfolio and positive operating cash flows, to hold the securities (that are in unrealized loss positions) to recovery of book value or maturity.

The amortized cost and estimated fair value of available-for-sale fixed maturities at December 31, 2007, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties. ProAssurance uses the call date as the contractual maturity for prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations.

	Amortized Cost	Estimated Fair Value
	In thousands	
Due in one year or less	$ 242,945	$ 243,001
Due after one year through five years	722,858	727,295
Due after five years through ten years	768,453	776,919
Due after ten years	539,841	542,050
Asset-backed securities	952,043	955,328
	$ 3,226,140	$ 3,244,593

Excluding investments in bonds and notes of the U.S. Government, a U.S. Government agency, or prerefunded state and municipal bonds which are 100% backed by U.S. Treasury obligations, no investment in any person or its affiliates exceeded 10% of stockholders' equity at December 31, 2007.

At December 31, 2007 ProAssurance has available-for-sale securities with a fair value of $15.8 million on deposit with various state insurance departments to meet regulatory requirements.

Business Owned Life Insurance

ProAssurance holds BOLI policies on management employees that were purchased at a cost of approximately $51 million. The primary purpose of the program is to offset future employee benefit expenses through earnings on the cash value of the policies. ProAssurance is the owner and principal beneficiary of these policies.

4. Investments (continued)

Net Investment Income / Net Realized Investment Gains (Losses)

Net investment income by investment category is as follows:

	2007	2006	2005
		In thousands	
Fixed maturities	**$ 149,494**	$ 130,335	$ 90,496
Equities	**377**	414	773
Short-term investments	**14,713**	15,567	3,608
Other invested assets	**9,228**	2,970	4,145
Business owned life insurance	**1,889**	2,285	2,298
	175,701	151,571	101,320
Investment expenses	**(4,393)**	(4,121)	(3,027)
Net investment income	**$ 171,308**	$ 147,450	$ 98,293

Net realized investment gains (losses) are as follows:

	2007	2006	2005
		In thousands	
Gross gains, available-for-sale and short-term securities	**$ 2,944**	$ 5,127	$ 3,488
Gross losses, available-for-sale and short-term securities	**(1,143)**	(3,410)	(1,921)
Net realized gains (losses), trading securities	**(284)**	(138)	51
Change in unrealized holding gains (losses), trading securities	**297**	259	62
Other than temporary impairments	**(7,753)**	(3,037)	(768)
Net realized investment gains (losses)	**$ (5,939)**	$ (1,199)	$ 912

Net gains (losses) related to fixed maturities included in the above table are ($483,000), ($2.5) million and $836,000 during 2007, 2006 and 2005, respectively.

Proceeds from sales (excluding maturities and paydowns) of available-for-sale securities were $1.1 billion, $1.6 billion and $441.0 million during 2007, 2006 and 2005, respectively, including proceeds from sales of adjustable rate, short-duration fixed maturities of approximately $691.5 million, $1.2 billion, and $138.3 million, respectively. Purchases of adjustable rate, short-duration fixed maturities approximated $576.7 million, $1.4 billion, and $120.9 million during the same respective periods.

In January 2007, ProAssurance transferred high yield asset backed bonds (previously considered as available-for-sale securities) having a fair value of approximately $34.7 million to an investment fund created for the purpose of managing such investments. ProAssurance holds a separate and direct beneficial interest in the securities contributed to the fund. Cash flows from the initial investment, including net investment earnings and proceeds from maturities, approximately $10.3 million in 2007, are being re-invested in a joint fund in which ProAssurance holds an undivided interest.

The securities in which ProAssurance holds a direct beneficial interest are included in the ProAssurance Balance Sheet as a component of Other Investments, at fair value ($16.2 million at December 31, 2007, including net unrealized losses of $5.8 million). During the first quarter of 2007 ProAssurance recognized other-than-temporary impairments of $4.2 million related to the securities contributed to the above fund; the $5.8 million unrealized loss originated subsequent to the first quarter. Management has not recognized additional impairment at December 31, 2007 because an evaluation of the metrics underlying the securities indicated that the decline in value was not due to prospective default of the underlying loans. Management intends and believes it has the ability to hold the securities until recovery.

4. Investments (continued)

ProAssurance holds a non-controlling interest in the undivided fund and accounts for the fund using the equity method. At December 31, 2007 the carrying value of the undivided interest of $10.0 million is included in Investments in Unconsolidated Subsidiaries. (The carrying value reflects losses recognized under the equity method of approximately $350,000.)

5. Reinsurance

ProAssurance has various quota share, excess of loss, and cession reinsurance agreements. Historically, professional liability per claim retention levels have varied between 90% and 100% of the first $200,000 to $2 million and between 0% and 10% of claims exceeding those levels depending on the coverage year and the state in which business was written. ProAssurance also insures some large professional liability risks that are above the limits of its basic reinsurance treaties. These risks are reinsured on a facultative basis, whereby the reinsurer agrees to insure a particular risk up to a designated limit.

The effect of reinsurance on premiums written and earned is as follows:

	2007 Premiums		2006 Premiums		2005 Premiums	
	Written	**Earned**	Written	Earned	Written	Earned
			In thousands			
Direct	**$ 549,034**	**$ 585,267**	$ 578,963	$ 627,148	$ 572,692	$ 596,289
Assumed	**40**	**43**	20	18	268	268
Ceded	**(42,677)**	**(51,797)**	(35,607)	(44,099)	(51,617)	(53,316)
Net premiums	**$ 506,397**	**$ 533,513**	$ 543,376	$ 583,067	$ 521,343	$ 543,241

Reinsurance contracts do not relieve ProAssurance from its obligations to policyholders and ProAssurance remains liable to its policyholders whether or not reinsurers honor their contractual obligations to ProAssurance. ProAssurance continually monitors its reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

At December 31, 2007, all reinsurance recoverables are considered collectible. Reinsurance recoverables totaling approximately $33.2 million are collateralized by letters of credit or funds withheld. At December 31, 2007 no amounts due from individual reinsurers exceed 5% of stockholders' equity.

During 2007, ProAssurance commuted (terminated) various outstanding reinsurance arrangements for approximately $6.3 million in cash. The commutations reduced Receivable from Reinsurers by approximately $477,000 (net of cash received) and reduced Reinsurance Premiums Payable by approximately $3.3 million. During 2006, ProAssurance commuted various outstanding reinsurance arrangements for approximately $5.5 million in cash. The commutations reduced Receivable from Reinsurers by approximately $427,000 (net of cash received) and reduced Reinsurance Premiums Payable by approximately $2.7 million.

6. Income Taxes

Deferred income taxes reflect the net tax effects of temporary differences between the amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of ProAssurance's deferred tax assets and liabilities are as follows:

	2007	2006
	In thousands	
Deferred tax assets		
Unpaid loss discount	**$ 84,549**	$ 88,988
Unearned premium adjustment	**17,954**	18,939
CHW and other contingencies (see Note 9)	**7,989**	7,636
Loss and credit carryovers	**2,322**	3,366
Basis differences–investments	**6,598**	5,350
Compensation related	**8,495**	5,286
Other	**1,635**	2,199
Total deferred tax assets	**129,542**	131,764
Deferred tax liabilities		
Deferred acquisition costs	**7,742**	8,453
Basis difference on convertible debentures	**8,814**	6,528
Unrealized gains on investments, net	**5,334**	62
Other	**4,547**	4,520
Total deferred tax liabilities	**26,437**	19,563
Net deferred tax assets	**$ 103,105**	$ 112,201

In December 2006 ProAssurance received approval from the Internal Revenue Service to change its income tax method of accounting for interest on its Convertible Debentures which were issued in 2003. The new method, the "comparable yield" method, accelerates recognition of interest expense for tax purposes. The change in method, recorded in 2006, decreased current tax expense and increased deferred tax expense by $6.5 million, of which $4.4 million related to pre-2006 interest periods.

In management's opinion, it is more likely than not that ProAssurance will realize the benefit of the deferred tax assets, and therefore, no valuation allowance has been established.

At December 31, 2007 ProAssurance has available net operating loss (NOL) carryforwards of $4.8 million and Alternative Minimum Tax (AMT) credit carryforwards of $639,000. The NOL carryforwards will expire in 2019; the AMT credit carryforwards have no expiration date. ProAssurance files income tax returns in the U.S. federal jurisdiction and various states, and generally remains open to income tax examinations by tax authorities for filings for years beginning with 2004 for federal and 2003 for state.

ProAssurance adopted the provisions of FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes*, on January 1, 2007. The cumulative effect of adopting FIN 48 reduced tax liabilities and increased retained earnings by $2.7 million. At December 31, 2007 ProAssurance has no unrecognized tax benefits and did not record any activity related to unrecognized tax benefits during the year ended December 31, 2007.

6. Income Taxes (continued)

A reconciliation of "expected" income tax expense (35% of income before income taxes) to actual income tax expense in the accompanying financial statements follows:

	2007	2006	2005
		In thousands	
Computed "expected" tax expense	**$ 82,719**	$ 61,890	$ 38,102
Tax-exempt income	**(15,827)**	(13,217)	(9,548)
Other	**1,261**	1,170	283
Total	**$ 68,153**	$ 49,843	$ 28,837

No significant interest or penalties were accrued or paid during the year ended December 31, 2007 nor was there any significant liability for such amounts at December 31, 2007.

7. Deferred Policy Acquisition Costs

Policy acquisition costs, most significantly commissions, premium taxes, and underwriting salaries, that are primarily and directly related to the production of new and renewal premiums are capitalized as policy acquisition costs and amortized to expense as the related premium revenues are earned.

Amortization of deferred acquisition costs, included in continuing operations, amounted to approximately $52.9 million, $56.9 million, and $54.0 million for the years ended December 31, 2007, 2006 and 2005, respectively. Unamortized deferred acquisition costs are included in Other Assets and are $22.1 million and $23.8 million at December 31, 2007 and 2006, respectively.

8. Reserve for Losses and Loss Adjustment Expenses

The reserve for losses is established based on estimates of individual claims and actuarially determined estimates of future losses based on ProAssurance's past loss experience, available industry data and projections as to future claims frequency, severity, inflationary trends and settlement patterns. Estimating reserves, and particularly liability reserves, is a complex process. Claims may be resolved over an extended period of time, often five years or more, and may be subject to litigation. Estimating losses for liability claims requires ProAssurance to make and revise judgments and assessments regarding multiple uncertainties over an extended period of time. As a result, reserve estimates may vary significantly from the eventual outcome. The assumptions used in establishing ProAssurance's reserves are regularly reviewed and updated by management as new data becomes available. Changes to estimates of previously established reserves are included in earnings in the period in which the estimate is changed.

ProAssurance believes that the methods it uses to establish reserves are reasonable and appropriate. Each year, ProAssurance uses external actuaries to review the reserve for losses of each

8. Reserve for Losses and Loss Adjustment Expenses (continued)

insurance subsidiary. ProAssurance considers the views of the external actuaries as well as other factors, such as known, anticipated or estimated changes in frequency and severity of claims and loss retention levels and premium rates, in establishing the amount of its reserve for losses. The statutory filings of each insurance company with the insurance regulators must be accompanied by an actuary's certification as to their respective reserves in accordance with the requirements of the National Association of Insurance Commissioners (NAIC).

Activity in the reserve for losses and loss adjustment expenses is summarized as follows:

	2007	2006	2005
		In thousands	
Balance, beginning of year	**$ 2,607,148**	$ 2,224,436	$ 1,818,636
Less reinsurance recoverables	**370,763**	327,693	273,654
Net balance, beginning of year	**2,236,385**	1,896,743	1,544,982
Net reserves acquired in PIC Wisconsin transaction	**–**	171,246	–
Net reserves acquired in NCRIC transaction	**–**	–	139,672
Net losses:			
Current year	**455,982**	479,621	461,182
Favorable development of reserves established in prior years	**(104,985)**	(36,292)	(22,981)
Total	**350,997**	443,329	438,201
Paid related to:			
Current year	**(23,492)**	(32,325)	(26,495)
Prior years	**(331,294)**	(242,608)	(199,617)
Total paid	**(354,786)**	(274,933)	(226,112)
Net balance, end of year	**2,232,596**	2,236,385	1,896,743
Plus reinsurance recoverables	**327,111**	370,763	327,693
Balance, end of year	**$ 2,559,707**	$ 2,607,148	$ 2,224,436

As discussed in Note 1, estimating liability reserves is complex and requires the use of many assumptions. As time passes and ultimate losses for prior years are either known or become subject to a more precise estimation, ProAssurance increases or decreases the reserve estimates established in prior periods. The favorable development recognized in 2007 was primarily due to reductions in estimates of claims severity for the 2003, 2004 and 2005 accident years. The favorable development recognized in 2006 was primarily due to reductions in estimates of claims severity for the 2002, 2003 and 2004 accident years. The favorable development recognized in 2005 was primarily due to reductions in estimates of claims severity for the 2003 accident year; however, favorable development was also seen in accident years 2002 and prior. Actuarial evaluations of both internal and industry actual claims data in 2007, 2006 and 2005 all indicated that claims severity (i.e., the average size of a claim) is increasing more slowly than was anticipated when the reserves for 2003, 2004 and 2005 were initially established.

9. Commitments and Contingencies

As a result of the acquisition of NCRIC, ProAssurance assumed the risk of loss for a judgment entered against NCRIC on February 20, 2004 by a District of Columbia Superior Court in favor of Columbia Hospital for Women Medical Center, Inc. ("CHW") in the amount of $18.2 million (the "CHW Judgment"). The judgment is now on appeal to the District of Columbia Court of Appeals. ProAssurance has established a liability related to the judgment of $21.7 million, which includes the estimated costs associated with pursuing the post-trial motions or appeal of a final judgment and projected post-trial interest, $19.5 million of which was established as a component of the fair value of assets acquired and liabilities assumed in the allocation of the NCRIC purchase price. ProAssurance has posted a $20.5 million appellate bond to secure payment of the CHW judgment plus interest and court costs, in the event the judgment is ultimately affirmed and paid.

ProAssurance is involved in various other legal actions arising primarily from claims against ProAssurance related to insurance policies and claims handling, including, but not limited to claims asserted by policyholders. Such legal actions have been considered by ProAssurance in establishing its loss and loss adjustment expense reserves. The outcome of such legal actions is not presently determinable for a number of reasons. For example, in the event that ProAssurance or its insureds receive adverse verdicts, post-trial motions may be denied, in whole or in part; any appeals that may be undertaken may be unsuccessful; ProAssurance may be unsuccessful in legal efforts to limit the scope of coverage available to its insureds; and ProAssurance may become a party to bad faith litigation over the amount of the judgment above an insured's policy limits. ProAssurance's management is of the opinion, based on consultation with legal counsel, that the resolution of these actions will not have a material adverse effect on ProAssurance's financial position. However, the ultimate cost of resolving these legal actions may differ from the reserves established; the resulting difference could have a material effect on ProAssurance's results of operations for the period in which any such action is resolved.

ProAssurance is involved in a number of operating leases primarily for office space, office equipment, and communication lines. The following is a schedule of future minimum lease payments for operating leases that had initial or remaining noncancelable lease terms in excess of one year as of December 31, 2007.

Operating Leases *In thousands*	
2008	$ 2,243
2009	1,445
2010	1,190
2011	153
Thereafter	15
Total minimum lease payments	$ 5,046

ProAssurance incurred rent expense of $2.9 million, $2.8 million and $2.4 million in the years ended December 31, 2007, 2006 and 2005, respectively.

10. Long-term Debt

Outstanding long-term debt, as of December 31, 2007 and December 31, 2006, consists of the following:

			2007	2006
			In thousands	
Convertible Debentures due June 2023 (the Convertible Debentures), unsecured, principal of $107.6 million bearing a fixed interest rate of 3.9%, net of unamortized discounts of $1.6 million and $1.9 million at December 31, 2007 and 2006, respectively.			**$ 105,973**	$ 105,677
Trust Preferred Subordinated Debentures (the 2032 Subordinated Debentures; the 2034 Subordinated Debentures), unsecured, bearing interest at a floating rate, adjustable quarterly.				
	Due	12/31/2007 Rate		
	December 2032	--	**–**	15,464
	April 2034	8.7%	**13,403**	13,403
	May 2034	8.7%	**32,992**	32,992
Surplus Notes due May 2034 (the Surplus Notes), unsecured, net of unamortized discounts of $0.2 and $0.4 million at December 31, 2007 and 2006, principal of $12.0 million bearing a fixed interest rate of 7.7%, until May 2009.			**11,790**	11,641
			$ 164,158	$ 179,177

Convertible Debentures Due June 30, 2023 (the Convertible Debentures)

The Convertible Debentures were issued by ProAssurance in July 2003 in a Private Offering transaction, net of an initial purchaser's discount of $3.0 million. Summarized information regarding the structure and terms of the Convertible Debentures follows:

Issue Price. The Convertible Debentures were issued at 100.0% of their principal amount and each Convertible Debenture has a principal amount at maturity of $1,000.

Maturity Date. June 30, 2023.

Ranking. The Convertible Debentures are unsecured obligations and rank equally in right of payment with all other existing and future unsecured and unsubordinated obligations. The Convertible Debentures are not guaranteed by any of ProAssurance's subsidiaries and, accordingly, the Convertible Debentures are effectively subordinated to the indebtedness and other liabilities of ProAssurance's subsidiaries, including insurance policy-related liabilities.

Interest. Interest is payable on June 30 and December 30 of each year, at an annual rate of 3.90%. In addition, ProAssurance may be required to pay contingent interest, as set forth below under *Contingent Interest.*

Contingent Interest. Contingent interest is due to the holders of the Convertible Debentures during any six-month period from June 30 to December 29 and from December 30 to June 29 commencing with the six-month period beginning June 30, 2008, if the average market price of a Convertible Debenture for the five trading days ending on the second trading day immediately preceding the relevant six-month period equals 120% or more of the principal amount of the Convertible Debentures. The amount of contingent interest payable in respect of any six-month period will equal 0.1875% of the average market price of a Convertible Debenture for the five trading day period referred to above.

10. Long-term Debt (continued)

Conversion Rights. Holders may convert the Convertible Debentures at any time prior to stated maturity from and after the date of the following events:

- if the sale price of ProAssurance's common shares for at least 20 trading days in the 30 trading-day period ending on the last trading day of the immediately preceding fiscal quarter exceeds 120% of the conversion price on that 30th trading day,
- if ProAssurance calls the Convertible Debentures for redemption, or
- upon the occurrence of certain corporate transactions.

The share price criterion allowing conversion was met during the quarter ended December 31, 2007 and holders may convert through March 31, 2008. To date, no holders have requested conversion.

At December 31, 2007 conversion would be at a rate of 23.9037 common shares for each $1,000 principal amount of Convertible Debentures; this represents a conversion price of approximately $41.83 per common share. The conversion rate is subject to future adjustment should certain corporate events occur, as defined by the related indenture agreement. Upon conversion, holders will generally not receive any cash payment representing accrued interest or contingent interest, if any. Instead, accrued interest and contingent interest will be deemed paid by the common shares received by the holders on conversion. Convertible Debentures called for redemption may be surrendered for conversion until the close of business two business days prior to the redemption date.

Upon conversion, ProAssurance has the right to deliver, in lieu of common shares, cash or a combination of cash and common shares.

Payment at Maturity. Each holder of $1,000 Convertible Debentures will be entitled to receive $1,000 at maturity, plus accrued interest, including contingent interest, if any.

Sinking Fund. None.

Optional Redemption. ProAssurance may not redeem the Convertible Debentures prior to July 7, 2008. ProAssurance may redeem some or all of the Convertible Debentures for cash on or after July 7, 2008, upon at least 30 days but not more than 60 days notice by mail to holders.

Repurchase Right of Holders. Each holder of the Convertible Debentures may require ProAssurance to repurchase all or a portion of the holder's Convertible Debentures on June 30, 2008, June 30, 2013 and June 30, 2018 at a purchase price equal to the principal amount of the Convertible Debentures plus accrued and unpaid interest, including contingent interest, if any, to the date of repurchase. ProAssurance may choose to pay the purchase price in cash, common shares, or a combination of cash and common shares. If ProAssurance elects to pay all or a portion of the repurchase price in common shares, the common shares will be valued at 97.5% of the average sale price for the 20 trading days immediately preceding and including the third day prior to the repurchase date.

10. Long-term Debt (continued)

Change of Control. Upon a change of control of ProAssurance, holders may require ProAssurance, subject to conditions, to repurchase all or a portion of the Convertible Debentures. Depending upon the date at which the change of control occurs, ProAssurance will pay a purchase price equal to a varying percentage of the applicable principal amount of such Convertible Debentures plus accrued and unpaid interest, including contingent interest and additional amounts, if any. The percentage is 102% until June 30, 2008 when it becomes 100%.

ProAssurance may choose to pay the repurchase price in cash, common shares, common shares of the surviving corporation or a combination of cash and common shares. If ProAssurance elects to pay all or a portion of the repurchase price in common shares, the applicable common shares will be valued at 97.5% of the average sale price of the applicable common shares for 20 trading days commencing after the third trading day following notice of the occurrence of a change of control.

Events of Default. If there is an event of default under the Convertible Debentures, the principal amount of the Convertible Debentures, plus accrued interest, including contingent interest, if any, may be declared immediately due and payable. These amounts automatically become due and payable if an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs.

The Convertible Debentures do not require ProAssurance to maintain minimum financial covenants.

<u>*Trust Preferred Subordinated Debentures*</u>

The 2032 Subordinated Debentures

In December 2007 ProAssurance redeemed, at face value, the 2032 Subordinated Debentures of its subsidiary, NCRIC Corporation for cash of $15.5 million.

The 2034 Subordinated Debentures

In April and May 2004, ProAssurance formed two business trusts, (the PRA Trusts) for the sole purpose of issuing, in private placement transactions, $45.0 million of trust preferred securities (PRA TPS) and using the proceeds thereof, together with the equity proceeds received from ProAssurance in the initial formation of the PRA Trusts, to purchase $46.4 million of variable rate subordinated debentures (the 2034 Subordinated Debentures) issued by ProAssurance. ProAssurance owns all voting securities of the PRA Trusts and the 2034 Subordinated Debentures are the sole assets of the PRA Trusts. The PRA Trusts will meet the obligations of the PRA TPS with the interest and principal paid on the 2034 Subordinated Debentures. ProAssurance received net proceeds from the PRA TPS transactions, after commissions and other costs of issuance, of $44.9 million.

The 2034 Subordinated Debentures are uncollateralized and have the same maturities and other applicable terms and features as the associated trust preferred securities. Neither requires PRA to maintain minimum financial covenants. Early redemption is allowed beginning in May 2009. Interest is payable quarterly at LIBOR + 3.85%, set quarterly based upon the three-month LIBOR rate on the date that is two banking days preceding the applicable interest payment dates of February 15, May 15, August 15, and November 15, with a maximum rate through May 2009 of 12.5%. Payment of interest may be deferred for up to 20 consecutive quarters; however, stockholder dividends cannot be paid during any extended interest payment period or at any time the debentures are in default.

10. Long-term Debt (continued)

Surplus Notes

The Surplus Notes were assumed in ProAssurance's acquisition of PIC Wisconsin and are unsecured obligations of PIC Wisconsin, subordinated and junior in the right of payment to the prior payment in full of all Senior Claims and Senior Indebtedness of PIC Wisconsin. The Surplus Notes are not guaranteed by ProAssurance, nor any of its subsidiaries, and are effectively subordinated to the indebtedness and other liabilities of ProAssurance and its other subsidiaries, including insurance policy-related liabilities. PIC Wisconsin may redeem some or all of the Surplus Notes for cash beginning in May 2009.

Interest is payable quarterly at a fixed annual rate of 7.7% until May 2009. Thereafter the Surplus Notes bear interest at LIBOR + 3.85%. Each payment of interest and principal, including redemption, may be made only with the prior approval of the Office of the Commissioner of Insurance of the State of Wisconsin and only to the extent PIC Wisconsin has sufficient surplus to make such payment.

The Surplus Notes were recorded at fair value on the acquisition date estimated in accordance with the purchase accounting requirement of SFAS 141. The discount recorded at the acquisition date totaled $420,000 and is being amortized over the remaining expected life of the debt (until May 2009, the first redemption date) using the effective interest method. Such amortization is included in the accompanying financial statements as an addition to interest expense.

Debt Guarantees

ProAssurance has guaranteed that amounts paid to the PRA Trusts under the 2034 Subordinated Debentures will be remitted to the holders of the associated trust preferred securities. These guarantees, when taken together with the obligations of ProAssurance under the subordinated debentures, the Indentures pursuant to which those debentures were issued, and the related trust agreements (including obligations to pay related trust cost, fees, expenses, debt and other obligations for the Trusts other than with respect to the common and trust preferred securities of the Trusts), provide a full and unconditional guarantee of amounts due on the TPS.

Fair Value

At December 31, 2007, the fair value of the Convertible Debentures is approximately 136% of face value of $107.6 million based on available independent market quotes. At December 31, 2007, the fair value of the Surplus Notes approximates 101% of their face value of $12.0 million based on available third party valuation information. The fair value of the 2034 Subordinated Debentures approximates the face value of the debentures.

11. Stockholders' Equity

At December 31, 2007 ProAssurance had 100 million authorized common shares and 50 million authorized preferred shares. The Board of Directors has the authority to determine the provisions for the issuance of the preferred shares, including the number of shares to be issued, the designations, powers, preferences and rights, and the qualifications, limitations or restrictions of such shares. At December 31, 2007, the Board of Directors had not authorized the issuance of any preferred shares nor determined any provisions for the preferred shares.

At December 31, 2007 approximately 1.5 million of ProAssurance's authorized common shares are reserved by the Board of Directors of ProAssurance for award or issuance under incentive compensation plans as described in Note 12. Additionally, approximately 1.1 million common shares are reserved for the exercise of outstanding options and unvested performance shares, and 2.6 million common shares are reserved for issuance related to the Convertible Debentures.

As discussed in Note 1, ProAssurance adopted FIN 48 on January 1, 2007. In accordance with the guidance provided by FIN 48, retained earnings increased as of January 1, 2007 by the $2.7 million cumulative effect of adoption.

In April 2007, the Board of Directors of ProAssurance Corporation authorized $150 million to repurchase its common shares or debt securities. The authorization was effective immediately, but the timing and quantity of any purchases will depend upon market conditions and changes in ProAssurance's capital requirements. Additionally, ProAssurance's repurchase activity is subject to limitations that may be imposed on such purchases by applicable securities laws and regulations, and the rules of the New York Stock Exchange. During the year ended December 31, 2007 approximately $15.5 million of the authorization was utilized to redeem debt (see Note 10) and approximately $54.2 million was utilized to repurchase common shares. As of December 31, 2007 approximately $80.3 million of the authorization remains available for use.

During 2007, ProAssurance repurchased approximately 1.0 million common shares, all of which are being held as treasury shares. Treasury shares are reported at cost, and are reflected on the balance sheet as an unallocated reduction of total equity.

Accumulated other comprehensive income is comprised entirely of unrealized gains and losses from available-for sale securities, net of tax. For all periods presented, other comprehensive income is comprised of unrealized gains and losses (net of tax) arising during the period related to available-for-sale securities less reclassification adjustments for gains (losses) from available-for-sale securities recognized in current period net income.

Reclassification adjustments related to continuing operations for the years ended December 31, 2007, 2006 and 2005 are as follows (in thousands):

	2007	2006	2005
Gains (losses) included in the calculation of income from continuing operations	**$ (5,940)**	$ (1,320)	$ 806
Tax effect (at 35%)	**2,079**	462	(282)
Net amount reclassified from other comprehensive income	**$ (3,861)**	$ (858)	$ 524

Reclassification adjustments related to discontinued operations for the years ended December 31, 2006 and 2005 are as follows (in thousands):

	2006	2005
Gains (losses) included in the calculation of income from discontinued operations	$ (574)	$ 498
Tax effect (at 35%)	201	(174)
Net amount reclassified from other comprehensive income	$ (373)	$ 324

12. Stock Options and Share-Based Payments

ProAssurance recognized, in continuing operations, share-based compensation cost of approximately $8.3 million and $4.7 million and a related tax benefit of approximately $2.8 million and $1.5 million during the years ended December 31, 2007 and 2006, respectively; share-based compensation costs are primarily classified as underwriting, acquisition and insurance expenses. In 2006 ProAssurance also recognized, as a component of the gain on the sale of the MEEMIC companies, share-based compensation expense of approximately $642,000 and a related tax benefit of approximately $225,000 related to the accelerated vesting of options held by MEEMIC employees.

ProAssurance provides performance-based stock compensation to employees under the ProAssurance 2004 Equity Incentive Plan and the ProAssurance Corporation Incentive Compensation Stock Plan (the Plans). The Compensation Committee of the Board of Directors is responsible for the administration of the Plans.

Options granted under the Plans since 2002 generally vest at a rate of 20% annually beginning six months after the grant date. Options granted prior to 2002 were fully vested at the grant date. Options are generally granted with an exercise price equal to the market price of ProAssurance's common shares on the date of grant, and have an original term of ten years. ProAssurance issues new shares for options exercised. In 2007, ProAssurance granted 100,000 options to its new CEO, with the same terms as those of other options granted under the plan, except that the options vested on the date of grant.

The weighted average fair values of options granted during 2007, 2006 and 2005 and the assumptions (on a weighted-average basis) used to estimate those fair values as of the date of grant using the Black-Scholes option pricing model are shown in the following table.

	2007	2006	2005
Weighted average fair value	**$16.41**	$ 18.37	$ 16.52
Assumptions:			
Risk-free interest rate	**4.6%**	4.7%	4.3%
Expected volatility	**0.22**	0.25	0.33
Dividend yield	**0%**	0%	0%
Expected average term (in years)	**5**	6	6

Because ProAssurance has limited historical data regarding exercise behavior of its employees, the expected term of 2007 and 2006 option grants (awarded after adoption of SFAS 123(R)) was estimated using the methodology provided for in the U.S. Securities and Exchange Commission's Staff Accounting Bulletin 107, which is the mid-point between the vesting date and the end of the contractual term of the option. The expected term of 2005 option grants (awarded prior to adoption of SFAS 123R)) was estimated by Management after consideration of publicly available statistics regarding option behavior. The risk-free interest rate assumptions were based upon a U.S. Treasury instrument with a term that is similar to the expected term of the option grant. The volatility assumptions were based on the historical volatility of ProAssurance's stock price for the most recent period (as of the grant date) equal to the shorter of either the expected term of the option or the period since June 27, 2001, when ProAssurance was formed. Dividend yields were assumed to be zero since ProAssurance has historically not paid dividends.

12. Stock Options and Share-Based Payments (continued)

The following table provides information regarding ProAssurance's outstanding options:

	Options	Weighted Average Exercise Price	Aggregate Intrinsic Value (in thousands) [1]	Weighted Average Remaining Contractual Term
Outstanding at December 31, 2006	982,303	$ 32.81		
Granted under incentive plans	268,173	$ 53.72	_ [2]	
Exercised	(273,943)	$ 25.81	$ 7,976	
Forfeited	(3,378)	$ 29.79	$ 86	
Outstanding at December 31, 2007	973,155	$ 40.55	$ 13,984	7.3 years
Exercisable at December 31, 2007	604,977	$ 37.02	$ 10,829	7.1 years
Outstanding, vested or expected to vest at December 31, 2007	959,049	$ 40.46	$ 13,868	7.3 years

[1] *Intrinsic value is the difference in the market value of a ProAssurance common share at a given point in time and the option exercise price*

[2] *As of the date of grant; all options were granted with an exercise price equal to the current market value of the ProAssurance common share*

At December 31, 2007, unrecognized compensation cost related to non-vested options granted under ProAssurance's stock compensation plans approximated $2.9 million. That cost is expected to be recognized over a weighted average period of 1.8 years.

The fair value of options vested during the years ended December 31, 2007, 2006 and 2005 is $17.0 million, $15.3 million and $11.1 million, respectively. The intrinsic value of options exercised during 2006 and 2005 is $7.9 million and $5.0 million, respectively.

Cash proceeds from options exercised during the years ended December 31, 2007, 2006, and 2005, respectively, totaled $128,000, $210,000, and $3.6 million.

ProAssurance also granted Performance Shares awards to employees in 2007 and 2006 under the ProAssurance 2004 Equity Incentive Plan. The awards were issued to two groups of employees: PRA executive officers and other managers. The Performance Shares vest at the end of a three year service period if one of two Performance Measures is attained. For both groups one Performance Measure is achievement of a specified financial goal; the other Performance Measure requires achievement of a specified peer group ranking. The number of Performance Shares that vest if performance criteria are met can vary (from 75% to 125% of the target award) depending upon the degree to which Performance Measures are attained. The fair value of each Performance Share was estimated as the market value of ProAssurance's common shares on the respective date of grant. The following table provides information regarding ProAssurance's Performance Shares:

	Performance Shares	
	2007	2006
100% vesting date	**12/31/2009**	12/31/2008
Shares awarded (target)	**58,000**	72,000
Grant date fair value	**$ 51.48**	$ 51.38

At December 31, 2007, based on current achievement of the Performance Measures, it is estimated that approximately 150,000 Performance Shares, having an estimated grant date fair value of approximately $7.7 million, will ultimately vest. At December 31, 2007 the unrecognized compensation cost related to Performance Shares is estimated as $4.0 million and is expected to be recognized over a weighted average period of 1.6 years. Performance Shares having a grant date fair value of approximately $231,000 at the target level were forfeited in 2007; none were forfeited in 2006.

12. Stock Options and Share-Based Payments (continued)

Prior to the adoption of SFAS 123(R) ProAssurance applied the intrinsic-value provisions set forth in APB 25 as permitted by SFAS 123. Accordingly, no compensation expense was recognized for option grants prior to 2006 since the exercise price of options granted equaled the fair value of ProAssurance's common shares on the date of grant. Share-based compensation expense recorded in accordance with SFAS 123(R) decreased earnings for the year ended December 31, 2006 as follows (in thousands, except per share data):

	2006
Income from continuing operations, before tax	$ 4,669
Income from continuing operations, after tax	$ 3,184
Income from discontinued operations	$ 417
Net income	$ 3,601
Income per share from continuing operations:	
Basic	$ 0.10
Diluted	$ 0.09
Net Income:	
Basic	$ 0.11
Diluted	$ 0.10

SFAS 123(R) increased 2006 cash flow from financing activities by $1.2 million and decreased cash flow from operations by the same amount.

No restatement of prior periods is required when SFAS 123(R) is adopted using the modified prospective transition method. SFAS 123(R) does, however, require disclosure of the effect that applying the fair value recognition provisions of SFAS 123 would have had on prior periods. The following table provides the required disclosure (in thousands, except per share data):

	2005
Income from continuing operations, as reported	$ 80,026
Add: Share-based employee compensation expense included in reported net income, net of related income taxes	84
Less: Share-based employee compensation expense determined under fair value based method of all awards, net of related income taxes	(1,808)
Pro forma income from continuing operations	$ 78,302
Earnings per share, continuing operations:	
Basic–as reported	$ 2.66
Basic–pro forma	$ 2.61
Diluted–as reported	$ 2.52
Diluted–pro forma	$ 2.47

13. Earnings Per Share

The following table provides detailed information regarding the calculation of basic and diluted earnings per share for each period presented:

	2007	2006	2005
	In thousands except per share data		
Basic earnings per share calculation:			
Numerator:			
Income from continuing operations, net of tax	**$ 168,186**	$ 126,984	$ 80,026
Income from discontinued operations, net of tax	**–**	109,441	33,431
Net income	**$ 168,186**	$ 236,425	$ 113,457
Denominator:			
Weighted average number of common shares outstanding	**32,960**	32,044	30,049
Basic earnings per share:			
Income from continuing operations	**$ 5.10**	$ 3.96	$ 2.66
Income from discontinued operations	**–**	3.42	1.11
Net income	**$ 5.10**	$ 7.38	$ 3.77
Diluted earnings per share calculation:			
Numerator:			
Income from continuing operations, net of tax	**$ 168,186**	$ 126,984	$ 80,026
Effect of assumed conversion of contingently convertible debt instruments	**2,967**	2,967	2,967
Income from continuing operations–diluted computation	**171,153**	129,951	82,993
Income from discontinued operations, net of tax	**–**	109,441	33,431
Net income–diluted computation	**$ 171,153**	$ 239,392	$ 116,424
Denominator:			
Weighted average number of common shares outstanding	**32,960**	32,044	30,049
Assumed conversion of dilutive stock options/issuance of performance shares	**291**	309	287
Assumed conversion of contingently convertible debt instruments	**2,572**	2,572	2,572
Diluted weighted average equivalent shares	**35,823**	34,925	32,908
Diluted earnings per share:			
Income from continuing operations	**$ 4.78**	$ 3.72	$ 2.52
Income from discontinued operations	**–**	3.13	1.02
Net income	**$ 4.78**	$ 6.85	$ 3.54

In accordance with SFAS 128 *"Earnings per Share"*, the diluted weighted average number of shares outstanding includes an incremental adjustment for the assumed exercise of dilutive stock options. The adjustment is computed quarterly; the annual incremental adjustment is the average of the quarterly adjustments. Stock options are considered dilutive stock options if the assumed conversion of the options, using the treasury stock method as specified by SFAS 128, produces an increased number of shares. The average number of ProAssurance's outstanding options that were not considered to be dilutive approximated 211,000 during 2007, 180,000 during 2006 and 158,000 during 2005.

14. Benefit Plans

ProAssurance currently maintains a defined contribution savings and retirement plan that is intended to provide retirement income to eligible employees. ProAssurance also maintains a non-qualified deferred compensation plan which allows participating management employees to defer a portion of their current salary. ProAssurance's contribution to the savings and retirement plan was $3.3 million, $3.2 million and $2.3 million during the years ended December 31, 2007, 2006 and 2005, respectively. ProAssurance's contribution to the deferred compensation plan was approximately $125,000 during each of the years ended December 31, 2007 and 2006; there was no contribution in 2005. ProAssurance's liability related to the deferred compensation plan consists primarily of employee salary deferrals and approximated $3.1 million at December 31, 2007 and $1.8 million at December 31, 2006.

When acquired, both PIC Wisconsin and NCRIC maintained defined contribution retirement benefit plans which were assumed by ProAssurance. On January 1, 2006 the NCRIC plan was merged into ProAssurance's existing plan. The PIC Wisconsin plan was similarly merged on January 1, 2007. ProAssurance incurred expense of approximately $205,000 in 2006 related to the PIC Wisconsin plan and expense of approximately $72,000 in 2005 related to the NCRIC plan.

15. Statutory Accounting and Dividend Restrictions

ProAssurance's insurance subsidiaries are required to file statutory financial statements with state insurance regulatory authorities. GAAP differs from statutory accounting practices prescribed or permitted by regulatory authorities. Differences between financial statement net income and statutory net income are principally due to: (a) policy acquisition and certain software and equipment costs which are deferred under GAAP but expensed for statutory purposes (b) certain deferred income taxes which are recorded under GAAP but not for statutory purposes and (c) for 2006, the recognition of statutory income from the sale of the MEEMIC companies which exceeded the gain recorded for GAAP purposes.

The NAIC specifies risk-based capital requirements for property and casualty insurance providers. At December 31, 2007 statutory capital for each insurance subsidiary was sufficient to satisfy regulatory requirements. Net earnings and surplus of ProAssurance's insurance subsidiaries on a statutory basis are shown in the following table. For all years the table excludes MEEMIC Insurance Company sold in early 2006 (see Note 3); however, the table does include statutory income of approximately $282 million related to the sale of the MEEMIC companies. The table includes the statutory earnings of PIC Wisconsin and NCRIC in the year of acquisition and thereafter (see Note 2). The net earnings so included are the earnings for the statutory annual period. Consolidated net income, on a GAAP basis, includes the earnings of PIC Wisconsin and NCRIC only for the periods following acquisition: August 2006 for PIC Wisconsin and August 2005 for NCRIC.

Net Earnings			**Surplus**	
2007	2006	2005	**2007**	2006
		In millions		
$ 171	$ 400	$ 69	**$1,001**	$ 839

ProAssurance's insurance subsidiaries are permitted to pay dividends of approximately $162 million during the next year without prior approval. However, the payment of any dividend requires prior notice to the insurance regulator in the state of domicile and the regulator may prevent the dividend if, in its judgment, payment of the dividend would have an adverse effect on the surplus of the insurance subsidiary.

16. Variable Interest Entities

ProAssurance holds passive interests in seven limited partnerships/limited liability companies that are considered to be VIEs under FIN 46(R) guidance. ProAssurance is not the primary beneficiary relative to these entities and is not required to consolidate the entities under FIN 46(R). The entities are all non-public investment pools formed for the purpose of achieving diversified equity and debt returns. ProAssurance's maximum loss exposure relative to these investments is limited to the carrying value of ProAssurance's investment in the entity. The interests were acquired at various times since January 1, 2001.

ProAssurance's investment in four of the entities represents an ownership interest of less than 7%. These interests are accounted for on the cost basis because ProAssurance has virtually no influence over the entity. These investments are included in Other Investments and total $34.0 million at December 31, 2007 and $35.1 million at December 31, 2006.

ProAssurance's investment in three of the entities represents an ownership interest of between 9% and 32%. These investments are accounted for using the equity method of accounting because ProAssurance has a greater than minor interest in the entity. ProAssurance's investment in these three entities totals $26.8 million at December 31, 2007 and is included in Investment in Unconsolidated Subsidiaries.

ProAssurance also holds a direct and beneficial interest in certain high-yield asset backed bonds contributed to an investment fund created for the purpose of managing such investments. The Company's direct beneficial interest in the securities contributed to the fund qualifies as a silo under FIN 46(R). ProAssurance is considered the primary beneficiary of this silo, and therefore has consolidated its interest in these securities. The securities are included in Other Investments at fair value ($16.2 million at December 31, 2007). See Note 4.

ProAssurance also holds all the voting securities issued by certain trusts (the Trusts) as discussed in Note 10 and such trusts are considered to be VIEs. The Trusts are not consolidated because ProAssurance is not the primary beneficiary of these trusts. The 2034 Subordinated Debentures are reported in the accompanying Consolidated Balance Sheet as a component of long-term debt. ProAssurance's equity investments in the Trusts total $1.4 million and are included in Other Assets.

17. Quarterly Results of Operations (unaudited)

The following is a summary of unaudited quarterly results of operations for 2007 and 2006:

	2007			
	1st	**2nd**	**3rd**	**4th**
	In thousands except per share data			
Net premiums earned[1]	**$ 137,177**	**$ 132,663**	**$ 135,508**	**$ 128,165**
Net losses and loss adjustment expenses[1]	**99,047**	**98,793**	**88,108**	**65,049**
Income from continuing operations[2]	**36,090**	**37,621**	**43,112**	**51,363**
Net income	**36,090**	**37,621**	**43,112**	**51,363**
Basic earnings per share:				
Income from continuing operations	**1.08**	**1.13**	**1.32**	**1.58**
Net income	**1.08**	**1.13**	**1.32**	**1.58**
Diluted earnings per share:				
Income from continuing operations	**1.02**	**1.06**	**1.23**	**1.47**
Net income	**1.02**	**1.06**	**1.23**	**1.47**

	2006			
	1st	2nd	3rd	4th
	In thousands except per share data			
Net premiums earned[1]	$ 142,430	$ 137,420	$ 149,444	$ 153,772
Net losses and loss adjustment expenses[1]	111,132	103,110	114,037	115,050
Income from continuing operations[2]	27,835	29,991	33,368	35,790
Income from discontinued operations[2]	109,441	–	–	–
Net income	137,276	29,991	33,368	35,790
Basic earnings per share:				
Income from continuing operations	0.89	0.96	1.03	1.08
Income from discontinued operations	3.51	–	–	–
Net income	4.40	0.96	1.03	1.08
Diluted earnings per share:				
Income from continuing operations	0.84	0.90	0.96	1.01
Income from discontinued operations	3.21	–	–	–
Net income	4.05	0.90	0.96	1.01

Quarterly and year-to-date computations of per share amounts are made independently; therefore, the sum of per share amounts for the quarters may not equal per share amounts for the year. In 2006, the difference in the sum of the quarterly per share amounts for discontinued operations and net income also differ from the annual computation of these amounts due to the shares issued in the acquisition of PIC Wisconsin in the third quarter of 2006.

[1]From continuing operations

[2]Net of tax

ProAssurance Corporation and Subsidiaries
Schedule I – Summary of Investments – Other Than Investments in Related Parties
December 31, 2007

Type of Investment	Cost or Amortized Cost	Fair Value	Amount Which is Presented in the Balance Sheet
		In thousands	
Fixed Maturities			
Bonds:			
U.S. Government or government agencies and authorities	$ 837,778	$ 847,874	$ 847,874
States, municipalities and political subdivisions	1,183,990	1,195,733	1,195,733
Foreign governments	997	990	990
Public utilities	144,420	145,763	145,763
All other corporate bonds	1,043,958	1,040,860	1,040,860
Certificates of deposit	270	270	270
Redeemable preferred stock	14,727	13,103	13,103
Total Fixed Maturities	3,226,140	3,244,593	3,244,593
Equity Securities, available-for-sale			
Common Stocks:			
Banks, trusts and insurance companies	922	1,336	1,336
Industrial, miscellaneous and all other	3,772	5,980	5,980
Non redeemable preferred stocks	291	281	281
Total Equity Securities, available-for-sale	4,985	7,597	7,597
Equity Securities, trading			
Common Stocks:			
Public utilities	446	551	551
Banks, trusts and insurance companies	2,886	2,594	2,594
Industrial, miscellaneous and all other	9,812	11,028	11,028
Total Equity Securities, trading	13,144	14,173	14,173
Other long-term investments[1]	142,830	150,254	143,215
Short-term investments	220,029	220,029	220,029
Total Investments	$ 3,607,128	$ 3,636,646	$ 3,629,607

[1] Other investments include investments reported at cost and investments reported at fair value. Thus, the balance sheet amount is greater than the "cost" column but less than the "fair value" column.

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant

ProAssurance Corporation – Registrant Only
Condensed Balance Sheets

	December 31 2007	2006
	In thousands	
Assets		
Investment in subsidiaries, at equity	$ 1,250,690	$ 1,041,230
Fixed maturities available for sale, at fair value	62,493	204,562
Equity securities available for sale, at fair value	281	-
Equity securities, trading, at fair value	5,203	-
Short-term investments	71,181	25,953
Cash and cash equivalents	3,680	366
Due from subsidiaries	18,848	–
Other assets	10,312	10,603
	$ 1,422,688	$ 1,282,714
Liabilities and Stockholders' Equity		
Liabilities:		
Payable to subsidiaries	$ –	$ 4,369
Other liabilities	15,250	7,726
Long-term debt	152,368	152,072
	167,618	164,167
Stockholders' Equity:		
Common stock	336	334
Other stockholders' equity, including unrealized gains (losses) on securities of subsidiaries	1,254,734	1,118,213
Total stockholders' equity	1,255,070	1,118,547
	$ 1,422,688	$ 1,282,714

ProAssurance Corporation – Registrant Only
Condensed Statements of Income

	Year Ended December 31 2007	2006	2005
		In thousands	
Revenues:			
Investment income including net realized investment gains (losses) of $(405), ($1,450) and $63, respectively	$ 8,281	$ 6,407	$ 2,407
Other Income	131	174	62
	8,412	6,581	2,469
Expenses:			
Interest expense	9,204	9,063	8,416
Other expenses	4,269	3,538	3,923
	13,473	12,601	12,339
Income (loss) before income tax expense (benefit) and equity in net income of subsidiaries	(5,061)	(6,020)	(9,870)
Income tax expense (benefit)	(2,911)	(2,632)	(3,491)
Income (loss) before equity in net income of subsidiaries	(2,150)	(3,388)	(6,379)
Equity in net income of subsidiaries	170,336	239,813	119,836
Net income	$ 168,186	$ 236,425	$ 113,457

ProAssurance Corporation – Registrant Only
Condensed Statements of Cash Flow

	Year Ended December 31		
	2007	2006	2005
		In thousands	
Cash provided (used) by operating activities	**$ (21,175)**	$ 2,529	$ (4,858)
Investing activities			
Purchases of:			
Fixed maturities, available for sale	**(270,449)**	(416,691)	(45,734)
Equity securities, available for sale	**(291)**	–	–
Proceeds from sale of fixed maturities, available for sale	**411,996**	252,360	60,162
Net decrease (increase) in short-term investments	**(45,228)**	(15,217)	(8,059)
Dividends from subsidiaries	**7,000**	200,000	3,000
Contribution of capital to subsidiaries	**(41,202)**	(30,410)	(5,937)
Other	**3,731**	(2,794)	(3,517)
	65,557	(12,752)	(85)
Financing activities			
Repurchase of treasury stock	**(54,201)**	–	–
Subsidiary payments for common shares and share-based compensation awarded to subsidiary employees	**11,175**	7,702	1,990
Other	**1,958**	1,453	3,644
	(41,068)	9,155	5,634
Increase (decrease) in cash and cash equivalents	**3,314**	(1,068)	691
Cash and cash equivalents, beginning of period	**366**	1,434	743
Cash and cash equivalents, end of period	**$ 3,680**	$ 366	$ 1,434

Notes to Condensed Financial Statements of Registrant

1. Basis of Presentation

The registrant-only financial statements should be read in conjunction with ProAssurance Corporation's (PRA Holding) consolidated financial statements. At December 31, 2007, 2006 and 2005 PRA Holding's investment in subsidiaries is stated at the initial consolidation value plus equity in the undistributed earnings of subsidiaries since the date of acquisition.

Acquisitions/Dispositions

In August 2006 PRA Holding purchased Physicians Insurance Company of Wisconsin, Inc. The acquisition is described in Note 2 to the Consolidated Financial Statements. In January 2006 PRA Holding sold its indirect subsidiaries, MEEMIC Insurance Company and MEEMIC Insurance Services, as described in Note 3 to the Consolidated Financial Statements. The proceeds from the sale of $400 million were paid to an indirect subsidiary of PRA Holding.

ProAssurance Corporation and Subsidiaries
Schedule II – Condensed Financial Information of Registrant (continued)

Notes to Condensed Financial Statements of Registrant (continued)

2. Long-term Debt

Outstanding long-term debt, as of December 31, 2007 and December 31, 2006, consisted of the following:

			2007	2006
			$ in thousands	
Convertible Debentures due June 2023 (the Convertible Debentures), unsecured, principal of $107.6 million bearing a fixed interest rate of 3.9%, net of unamortized discounts of $1.6 million and $1.9 million at December 31, 2007 and 2006, respectively.			**$ 105,973**	$ 105,677
Trust Preferred Subordinated Debentures (the 2034 Subordinated Debentures), unsecured, bearing interest at a floating rate, adjustable quarterly.				
	Due	12/31/2007 Rate		
	April 2034	8.7%	**13,403**	13,403
	May 2034	8.7%	**32,992**	32,992
			$ 152,368	$ 152,072

See Note 10 of the Notes to the Consolidated Financial Statements of PRA Holding and its subsidiaries included herein for a detailed description of the terms of the long-term debt.

3. Related Party Transactions

PRA Holding received dividends from its subsidiaries of $7.0 million, $200.0 million and $3.0 million during the years ended December 31, 2007, 2006 and 2005. PRA Holding contributed capital to its subsidiaries of $41.2 million, $30.4 million and $5.9 million during the years ended December 31, 2007, 2006 and 2005.

4. Income Taxes

Under terms of PRA Holding's tax sharing agreement with its subsidiaries, income tax provisions for individual companies are allocated on a separate company basis.

5. Cash Flow

In 2007, 2006 and 2005, ProAssurance received reimbursement from its subsidiaries related to share based compensation that was paid or is to be paid in future periods to employees of the subsidiaries. These reimbursements are more properly classified as financing activities in the statement of cash flows. In 2006 and 2005, these reimbursements ($7.7 million and $2.0 million, respectively) were classified as a component of cash flow from operations. To conform to the current year presentation, these amounts have been reclassified from (reducing) cash flow from operations to (increasing) cash flow from financing activities.

ProAssurance Corporation and Subsidiaries
Schedule III–Supplementary Insurance Information
Years Ended December 31, 2007, 2006, and 2005

	Continuing Operations		
	2007	2006	2005
		In thousands	
Deferred policy acquisition costs	**$ 22,120**	$ 23,763	$ 22,256
Reserve for losses and loss adjustment expenses	**2,559,707**	2,607,148	2,224,436
Unearned premiums	**218,028**	253,773	264,258
Net premiums earned	**533,513**	583,067	543,241
Net investment income	**171,308**	147,450	98,293
Losses and loss adjustment expenses incurred related to current year, net of reinsurance	**455,982**	479,621	461,182
Losses and loss adjustment expenses incurred related to prior year, net of reinsurance	**(104,985)**	(36,292)	(22,981)
Paid losses and loss adjustment expenses net of reinsurance	**(354,786)**	(274,933)	(226,112)
Underwriting, acquisition and insurance expenses:			
Amortization of deferred policy acquisition costs	**52,855**	56,944	53,967
Other underwriting, acquisition and insurance expenses	**53,896**	49,425	37,990
Net premiums written	**506,397**	543,376	521,343

Note: all amounts above are derived entirely from consolidated property and casualty entities.

ProAssurance Corporation and Subsidiaries
Schedule IV–Reinsurance
Years Ended December 31, 2007, 2006, and 2005

	Continuing Operations		
	2007	2006	2005
		In thousands	
Property and Liability[1]			
Premiums earned	**$ 585,267**	$ 627,148	$ 596,289
Premiums ceded	**(51,797)**	(44,099)	(53,316)
Premiums assumed	**43**	18	268
Net premiums earned	**$ 533,513**	$ 583,067	$ 543,241
Percentage of amount assumed to net	**0.01%**	0.00%	0.05%

[1] All of ProAssurance's premiums are related to property and liability coverages.

EXHIBIT INDEX

Exhibit Number	Description
2	Schedules to the following documents are omitted; the contents of the schedules are generally described in the documents; and ProAssurance will upon request furnish to the Commission supplementally a copy of any omitted schedule.
2.1	Agreement and Plan of Merger among ProAssurance, NCRIC Group, Inc. and NCP Merger Corporation, dated February 28, 2005, as amended (1)
2.2	Stock Purchase Agreement dated November 7, 2005, among Motors Insurance Corporation, MEEMIC Insurance Company, MEEMIC Insurance Services Corporation, MEEMIC Holdings, Inc. and ProAssurance Corporation (2)
2.3	Agreement and Plan of Merger, dated as of December 8, 2005, between ProAssurance and PIC Wisconsin, as amended February 14, 2006 (3)
3.1(a)	Certificate of Incorporation of ProAssurance (4)
3.1(b)	Certificate of Amendment to Certificate of Incorporation of ProAssurance (5)
3.2	First Restatement of the Bylaws of ProAssurance (6)
4	ProAssurance will file with the Commission upon request pursuant to the requirements of Item 601 (b)(4) of Regulation S-K documents defining rights of holders of ProAssurance's long-term indebtedness.
10.1(a)	Medical Assurance, Inc. Incentive Compensation Stock Plan (formerly known as the Mutual Assurance, Inc. 1995 Stock Award Plan) (7)
10.1(b)	Amendment and Assumption Agreement by and between ProAssurance and Medical Assurance, Inc. (5)
10.1(c)	Amendment and Assumption Agreement by and between Mutual Assurance, Inc. and MAIC Holdings, Inc. dated April 8, 1996 (8)
10.2	Professionals Insurance Company Management Group 1996 Long Term Incentive Plan (9)
10.3(a)	ProAssurance Corporation 2004 Equity Incentive Plan (10)
10.3(b)	First amendment to 2004 Equity Incentive Plan (15)

10.4 Form of Release and Severance Compensation Agreement dated as of January 1, 2008 between ProAssurance and each of the following named executive officers:

Edward L. Rand, Jr.
Howard H. Friedman
Jeffrey P. Lisenby
Darryl K. Thomas
Frank B. O'Neil

10.5 Release and Severance Compensation Agreement between ProAssurance and Victor T. Adamo effective as of January 1, 2008,

10.6(a) Employment Agreement between ProAssurance and W. Stancil Starnes dated as of May 1, 2007 (12)

10.6(b) Amendment to Employment Agreement (May 1, 2007) with W. Stancil Starnes effective as of January 1, 2008

10.7 Employment Agreement between ProAssurance and A. Derrill Crowe effective as of July 1, 2007 (13)

10.8 Employment Agreement between ProAssurance and Paul R. Butrus effective as of January 1, 2008

10.9 Consulting Agreement between ProAssurance and William J. Listwan (11)

10.10 Form of Indemnification Agreement between ProAssurance and each of the following named executive officers and directors of ProAssurance: (14)

Victor T. Adamo
Lucian F. Bloodworth
Paul R. Butrus
A. Derrill Crowe
Robert E. Flowers
Howard H. Friedman
Jeffrey P. Lisenby
William J. Listwan
John J. McMahon
James J. Morello
Drayton Nabers
John P. North, Jr.
Frank B. O'Neil
Ann F. Putallaz
Edward L. Rand, Jr.
W. Stancil Starnes
Darryl K. Thomas
William H. Woodhams
Wilfred W. Yeargan, Jr.

10.11 ProAssurance Group Employee Benefit Plan which includes the Executive Supplemental Life Insurance Program (Article VIII) (6)

10.12	Amendment and Restatement of the Executive Non-Qualified Excess Plan and Trust effective January 1, 2008
10.13	Amendment and Restatement of Director Deferred Compensation Plan effective January 1, 2008
21.1	Subsidiaries of ProAssurance Corporation
23.1	Consent of Ernst & Young LLP
31.1	Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(a)
31.2	Certification of Principal Financial Officer of ProAssurance as required under SEC Rule 13a-14(a)
32.1	Certification of Principal Executive Officer of ProAssurance as required under SEC Rule 13a-14(b) and Section 1350 of Chapter 63 of Title 18 of the United States Code, as amended (18 U.S.C. 1350)
32.2	Certification of Principal Financial Officer of ProAssurance as required under SEC Rule 13a-14(b) and 18 U.S.C. 1350

Footnotes

(1) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-124156) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(2) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring November 4, 2005 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(3) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-131874) and incorporated by reference pursuant to SEC Rule 12b-32.

(4) Filed as an Exhibit to ProAssurance's Registration Statement on Form S-4 (File No. 333-49378) and incorporated herein by reference pursuant to Rule 12b-32 of the Securities and Exchange Commission (SEC).

(5) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2001 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(6) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(7) Filed as an Exhibit to MAIC Holding's Registration Statement on Form S-4 (File No. 33-91508) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(8) Filed as an Exhibit to MAIC Holding's Proxy Statement for the 1996 Annual Meeting (File No. 0-19439) is incorporated herein by reference pursuant to SEC Rule 12b-32.

(9) Filed as an Exhibit to Professionals Group's Registration Statement on Form S-4 (File No. 333-3138) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(10) Filed as an Exhibit to ProAssurance's Definitive Proxy Statement (File No. 001-165333) on April 16, 2004 and incorporated herein by reference pursuant to SEC Rule 12b-32.

(11) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring on September 13, 2006 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(12) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for the event occurring May 13, 2007 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(13) Filed as an Exhibit to ProAssurance's Current Report on Form 8-K for event occurring on November 5, 2007 (File No. 001-16533) and incorporated herein by reference pursuant to SEC Rule 12b-32.

(14) Filed as an Exhibit to ProAssurance's Annual Report on Form 10-K for the year ended December 31, 2002 (File No. 001-16533) and incorporated herein by this reference pursuant to SEC Rule 12b-32.

(15) Filed as an Exhibit to ProAssurance's Quarterly Report on Form 10-Q for the quarter ended September 30, 2006 (File No. 001-16533) and incorporated herein by this reference pursuant to SEC Rule 12b-32.

Exhibit 31.2

CERTIFICATIONS

I, Edward L. Rand, Jr., certify that:

1. I have reviewed this report on Form 10-K of ProAssurance Corporation;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15 (e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: February 28, 2008

/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

Exhibit 32.1

A signed original of this written statement required by Section 906 has been provided to ProAssurance Corporation and will be retained by ProAssurance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ProAssurance Corporation (the "Company") on Form 10-K for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, W. Stancil Starnes, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ W. Stancil Starnes
W. Stancil Starnes
Chief Executive Officer

February 28, 2008

Exhibit 32.2

A signed original of this written statement required by Section 906 has been provided to ProAssurance Corporation and will be retained by ProAssurance Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of ProAssurance Corporation (the "Company") on Form 10-K for the year ending December 31, 2007 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Edward L. Rand, Jr., Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.

/s/ Edward L. Rand, Jr.
Edward L. Rand, Jr.
Chief Financial Officer

February 28, 2008

INVESTOR INFORMATION

There were 32,099,947 shares of ProAssurance Corporation common stock outstanding at March 15, 2008. On that date, we had 3,872 stockholders of record. Our common stock trades on The New York Stock Exchange under the symbol PRA. Our stock is listed as ProAsr in the stock section of *USA Today* and many major newspapers, and as ProAssurance in *The Wall Street Journal*. We also post the price of our stock on our website, www.ProAssurance.com.

YOUR SHARES

If you hold your shares through a brokerage account, your broker or a customer service representative at that firm should be able to answer questions about your holdings.

If you hold your shares in certificate form, or have shares held in direct registration (DRS), you may contact our transfer agent, BNYMellon Shareowner Services, for address changes, transfer of certificates, and replacement of share certificates that have been lost or stolen.

You may reach BNYMellon Shareowner Services in a variety of ways:

Phone
(800) 851-9677
(201) 680-6578

Internet information about your account
www.bnymellon.com/shareowner/isd

Hearing Impaired
(800) 231-5469
(201) 680-6610

General information about Mellon
www.bnymellon.com

Mail
BNYMellon Shareowner Services
480 Washington Boulevard
Jersey City, NJ 07310-1900

P.O. Box 358015
Pittsburgh, PA. 15252-8015

IF YOU STILL HOLD SHARES OF PHYSICIANS INSURANCE COMPANY OF WISCONSIN (PIC Wisconsin) stock, you should act quickly to convert your PIC Wisconsin shares into shares of ProAssurance. Please phone our Investor Relations department for assistance.

CORPORATE GOVERNANCE AND COMPLIANCE WITH REGULATORY AND NEW YORK STOCK EXCHANGE REQUIREMENTS

We post detailed information in the Corporate Governance and Investor Relations sections of our website, www.ProAssurance.com.

Our Board of Directors has adopted a policy regarding determination of director independence, including categorical standards to assist in determining independence. These are published in our proxy statement which is mailed to stockholders and filed with the Securities and Exchange Commission (the "SEC"). Our filings with the SEC are available in the Investor Relations section of our website, and from the EDGAR section of the SEC's website, www.sec.gov/edgar.shtml.

Our Board of Directors has adopted charters for our Audit, Compensation, and Nominating/Corporate Governance Committees. In addition the Board has established and adopted Corporate Governance Principles and a Code of Ethics and Conduct. We make these documents, and other information such as committee composition and leadership, director independence, and stock ownership guidelines available in the Governance section of our website.

Our Chairman and then Chief Executive Officer, A. Derrill Crowe, M.D., submitted the required Section 12(a) CEO Certification to The New York Stock Exchange in a timely manner on June 8, 2007. Additionally, we have been timely in the filing of CEO/CFO certifications as required in Section 302 of the Sarbanes-Oxley Act. These certifications are published as exhibits in our Form 10K filed with the SEC on February 28, 2008.

INVESTOR RELATIONS

The Investor Relations section of our website also contains detailed financial information, SEC filings, the latest news releases about the Company, and our latest presentation materials. We also maintain an archive of this material, although you should realize that archived information, by its very nature, may no longer be accurate.

OBTAINING INFORMATION DIRECTLY FROM PROASSURANCE

Any of the documents mentioned above may be obtained from our Communications and Investor Relations Department using one of the contact methods below:

E-mail
Investor@ProAssurance.com

Phone or Fax
Phone: (205) 877-4400
(800) 282-6242
Fax: (205) 802-4799

Mail
ProAssurance Corporation
Investor Relations & Communications
P.O. Box 590009
Birmingham, AL 35259-0009

ANNUAL MEETING

The 2008 Annual Meeting is scheduled for 10:00 AM CDT on Wednesday, May 21, 2008 at the headquarters of ProAssurance Corporation, 100 Brookwood Place, Birmingham, Alabama 35209.

ProAssurance® Corporation

Medical Assurance ProNational Insurance Company NCRIC PIC Wisconsin Woodbrook Casualty Red Mountain Casualty

100 BROOKWOOD PLACE
BIRMINGHAM, ALABAMA 35209

(205) 877-4400
(800) 282-6242

WWW.PROASSURANCE.COM

END